File No. __________
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC, 20549
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APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF
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Nationwide Life Insurance Company and the following separate accounts of Nationwide Life Insurance Company: Nationwide Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-6, Nationwide Variable Account-7, Nationwide Variable Account-8, Nationwide Variable Account-9, Nationwide Variable Account-10, Nationwide Variable Account-14, Nationwide Multi-Flex Variable Account, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, and Nationwide VLI Separate Account-7
And
Nationwide Life and Annuity Insurance Company and the following separate accounts of Nationwide Life and Annuity Insurance Company: Nationwide VA Separate Account-B and Nationwide VL Separate Account-G

One Nationwide Plaza, Columbus, Ohio 43215

And

Nationwide Life Insurance Company of America and the following separate accounts of Nationwide Life Insurance Company of America: Nationwide Provident VA Separate Account 1 and Nationwide Provident VLI Separate Account 1
And
Nationwide Life and Annuity Company of America and the following separate accounts of Nationwide Life and Annuity Company of America: Nationwide Provident VA Separate Account A and Nationwide Provident VLI Separate Account A

1000 Chesterbrook Blvd., Berwyn, Pennsylvania 19312

And

Nationwide Variable Insurance Trust
1200 River Rd., Conshohocken, Pennsylvania 19428
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Communications to:
Jamie Ruff Casto
One Nationwide Plaza, 1-34-201, Columbus, Ohio 43215
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Dated:  April 2, 2009

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)
Nationwide Life Insurance Company	)
Nationwide Variable Account	)
Nationwide Variable Account-II	)	APPLICATION FOR
Nationwide Variable Account-6)		AN ORDER OF
Nationwide Variable Account-7)		APPROVAL
Nationwide Variable Account-8)		PURSUANT TO
Nationwide Variable Account-9)		SECTION 26(c) OF THE
Nationwide Variable Account-10)		INVESTMENT COMPANY
Nationwide Variable Account-14)		ACT OF 1940
Nationwide Multi-Flex Variable Account	)	AND
Nationwide VLI Separate Account-2)		AN ORDER
Nationwide VLI Separate Account-3)		OF EXEMPTION
Nationwide VLI Separate Account-4)		PURSUANT TO
Nationwide VLI Separate Account-7)		SECTION 17(b) OF THE
Nationwide Life and Annuity Insurance Company	)	INVESTMENT COMPANY
Nationwide VA Separate Account-B	)	ACT OF 1940 FROM
Nationwide VL Separate Account-G	)	SECTION 17(a) OF THE
One Nationwide Plaza	)	INVESTMENT COMPANY
Columbus, Ohio 43215)		ACT OF 1940
Nationwide Life Insurance Company of America	)
Nationwide Provident VA Separate Account 1)
Nationwide Provident VLI Separate Account 1)
Nationwide Life and Annuity Company of America	)
Nationwide Provident VA Separate Account A	)
Nationwide Provident VLI Separate Account A	)
1000 Chesterbrook Blvd.	)
Berwyn, Pennsylvania 19312)
Nationwide Variable Insurance Trust	)
1200 River Rd.	)
Conshohocken, Pennsylvania 19428)

I. INTRODUCTION
The following entities: Nationwide Life Insurance Company and its Nationwide Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-6, Nationwide Variable Account-7, Nationwide Variable Account-8, Nationwide Variable Account-9, Nationwide Variable Account-10, Nationwide Variable Account -14, Nationwide Multi-Flex Variable Account, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, Nationwide VLI Separate Account-7; Nationwide Life and Annuity Insurance Company and its Nationwide VA Separate Account-B, Nationwide VL Separate Account-G; Nationwide Life Insurance Company of America and its Nationwide Provident VA Separate Account 1, Nationwide Provident VLI Separate Account 1; and Nationwide Life and Annuity Company of America and its Nationwide Provident VA Separate Account A, Nationwide Provident VLI Separate Account A (the “Section 26 Applicants”) hereby submit this  Application for an order from the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the proposed substitution of shares of certain series of Nationwide Variable Insurance Trust (the “Trust” or “NVIT”) (which is a registered investment company that is an affiliate of the Section 26 Applicants) for shares of other registered investment companies unaffiliated with the Section 26 Applicants (the “Substitutions”), each of which is currently, or will be in the near future, used as an underlying investment option for certain variable annuity contracts and/or variable life insurance policies (collectively, the “Contracts”) issued by Nationwide Life Insurance Company (“NWL”), Nationwide Life and Annuity Insurance Company (“NLAIC”), Nationwide Life Insurance Company of America (“NLICA”), and Nationwide Life and Annuity Company of America (“NLACA”) (collectively, the

“Insurance Companies”).
The Section 26 Applicants and Nationwide Variable Insurance Trust (collectively, the “Section 17 Applicants”) also request an order from the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to effectuate the proposed Substitutions by redeeming a portion of the securities of one or more of the Existing Funds (as defined herein) in-kind and using those securities received to purchase shares of the Replacement Funds (as defined herein) (the “In-Kind Transfers”).

II. STATEMENT OF FACTS
A.           The Section 26 Applicants
1.           Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company
NWL and NLAIC are stock life insurance companies organized under the laws of the State of Ohio.  NWL and NLAIC offer traditional group and individual life insurance products as well as group and individual variable and fixed annuity contracts.  NLAIC is wholly owned by NWL.  NWL is wholly owned by Nationwide Financial Services, Inc. (“NFS”).
2.           Nationwide Life Insurance Company of America and Nationwide Life and Annuity Company of America
NLICA and NLACA are stock life insurance companies organized under the laws of the State of Pennsylvania.  NLICA and NLACA offer traditional group and individual life insurance products as well as group and individual variable and fixed annuity contracts.  NLACA is wholly owned by NLICA.  NLICA is wholly owned by NFS.

3.           Separate Accounts of the Insurance Companies
NWL, NLAIC, NLICA, and NLACA established the separate accounts listed in the following table (the “Separate Accounts”).  To the extent necessitated by this Application, the Separate Account registration statements listed in the following table are incorporated by reference.
Separate Account	Depositor/ Sponsor*	Date and State of Establishment	1940 Act File No.	1933 Act File Nos.
Nationwide Variable Account	NWL	March 3, 1976 Ohio	811-02716	002-58043 333-80481
Nationwide Variable Account-II	NWL	October 7, 1981 Ohio	811-3330	002-75059 033-60063 033-67636 333-103093 333-103094 333-103095 333-104510 333-104511 333-104512 333-104513 333-105992 333-140621 333-147198
Nationwide Variable Account-6	NWL	February 2, 1994 Ohio	811-08684	033-82370
Nationwide Variable Account-7	NWL	July 22, 1994 Ohio	811-8666	033-82174 033-82190 033-89560
Nationwide Variable Account-8	NWL	December 15, 1999 Ohio	811-07357	033-62637 033-62659
Nationwide Variable Account-9	NWL	May 22, 1997 Ohio	811-08241	333-28995 333-52579 333-53023 333-56073 333-69014 333-75360 333-79327
Nationwide Variable Account-10	NWL	March 31, 1999 Ohio	811-09407	333-81701
Nationwide Variable Account-14	NWL	August 8, 2002 Ohio	811-21205	333-104339
Nationwide Multi-Flex Variable Account	NWL	October 7, 1981 Ohio	811-3338	002-75174

Separate Account	Depositor/ Sponsor*	Date and State of Establishment	1940 Act File No.	1933 Act File Nos.
Nationwide VLI Separate Account-2	NWL	May 7, 1987 Ohio	811-5311	033-16999 033-35783 033-42180 033-62795 033-63179
Nationwide VLI Separate Account-3	NWL	August 8, 1984 Ohio	811-06140	033-44296
Nationwide VLI Separate Account-4	NWL	December 3, 1987 Ohio	811-8301	333-31725 333-52615 333-52617 333-69160 333-83010 333-94037
Nationwide VLI Separate Account-7	NWL	August 4, 2004 Ohio	811-21610	333-117998 333-121879 333-146649 333-149295
Nationwide VA Separate Account-B	NLAIC	March 6, 1991 Ohio	811-06399	033-86408
Nationwide VL Separate Account-G	NLAIC	August 4, 2004 Ohio	811-21697	333-121878 333-140608 333-146073 333-146650 333-149213
Nationwide Provident VA Separate Account 1	NLICA	October 19, 1992 Pennsylvania	811-07708	033-70926 333-54984 333-54990
Nationwide Provident VLI Separate Account 1	NLICA	May 1, 2000 Pennsylvania	811-4460	033-02625 033-38463 033-42133 033-55470 333-71763 333-82613 333-84475 333-98629
Nationwide Provident VA Separate Account A	NLACA	May 9, 1991 Delaware	811-6484	033-65195 033-65512 333-88163 333-90081
Nationwide Provident VLI Separate Account A	NLACA	June 30, 1994 Delaware	811-8722	033-83138 333-10321 333-67775 333-82611 333-98631

* As interpreted by the Commission with respect to variable life and variable annuity separate accounts registered under the 1940 Act.

B.           The Section 17 Applicants
1.	The Section 26 Applicants
The Section 17 Applicants consist of the Section 26 Applicants and the Nationwide Variable Insurance Trust.
2.	The Trust
Shares of the Trust are sold exclusively to insurance company separate accounts to fund benefits under variable annuity contracts and variable life insurance policies, and to employer pension and profit-sharing plans.
The Trust is organized as a Delaware statutory trust.  It is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A (see File Nos. 811-3213 and 02-73024).  The Trust is a series investment company and currently offers 58 separate series (each a “Fund” and collectively, the “Funds”).
Nationwide Fund Advisors (“NFA”) currently serves as investment adviser (“Adviser”) to each of the Funds pursuant to investment management agreements between the Trust, on behalf of each Fund, and NFA (the “Management Agreements”).  NFA employs a sub-advised strategy whereby NFA serves as a “manager of managers” and delegates the fund management responsibilities for each Fund to one or more third party investment advisors (each a “Sub-Adviser”) via investment advisory agreements (“Sub-Advisory Agreements”).
Pursuant to the Management Agreements, NFA’s responsibilities include general management of each Fund, including full discretion to (i) select a new sub-adviser or an additional Sub-Adviser for each Fund; (ii) terminate a Sub-Adviser for each Fund; (iii) enter into, modify, and terminate Sub-Advisory Agreements; and (iv) allocate and reallocate a Fund’s assets among the Adviser and one or more Sub-Advisers.  In addition, the Adviser monitors and reports to NVIT’s Board of Trustees on the performance of each Sub-Adviser relative to such Sub-Adviser’s responsibilities of complying with the investment objectives, policies, and restrictions of any Fund under the management of such Sub-Adviser.
The Trust received an exemptive order from the Commission on April 28, 1998 (File No. 812-10764) (the “Manager of Managers Order”) that permits the Adviser, subject to certain conditions, including approval of the NVIT Board of Trustees, and without the approval of shareholders, to: (i) select a new Sub-Adviser or additional Sub-Adviser for each Fund; (ii) terminate any existing Sub-Adviser and/or replace the Sub-Adviser; (iii) enter into new Sub-Advisory Agreements1 and/or materially modify the terms of, or terminate, any existing Sub-Advisory Agreement; and (iv) allocate and reallocate a Fund’s assets among the Adviser and one or more Sub-Advisers.
If a new Sub-Adviser is retained for a Fund, Contract owners would receive all information about the new Sub-Adviser that would be included in a proxy statement, including any change in disclosure caused by the addition of a new Sub-Adviser.
C.           The Contracts
The Contracts are registered under the 1933 Act, as indicated in Section II.A.3. of this Application.  The registration statements on file with the Commission detail the terms and conditions, as well as the expense structures, of each Contract.
The Contracts can be issued as individual or group contracts, with participants of group contracts acquiring certain ownership rights as described in the group contract or the plan

1 Relating to the Trust, the Adviser will not enter into any Sub-Advisory Agreement with any Sub-Adviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust or the Adviser, other than by reason of serving as a Sub-Adviser to a Fund, without such Sub-Advisory Agreement, including the compensation to be paid thereunder, being approved by the unit holders of any separate account for which that Fund serves as a funding medium.

documents.  Contract owners and participants in group contracts (each a “Contract Owner”) may allocate some or all of their Contract value to one or more sub-accounts available as investment options under the Contract.  Each such sub-account corresponds to an underlying mutual fund in which the Separate Account invests.  Additionally, the Contract Owner may, if provided for under the Contract, allocate some or all of their Contract value to a fixed account and/or Guaranteed Term Option, both of which are supported by the assets of NWL’s general account.
Each Contract permits the Contract Owner to transfer Contract value from one sub-account to another sub-account available under the Contract at any time, subject to certain restrictions and charges described in the prospectuses for the Contracts.  To the extent that the Contracts contain restrictions or limitations on a Contract Owner’s right to transfer, such restrictions or limitations will not apply in connection with the proposed Substitutions.
All of the Replacement Funds that correspond to the Existing Funds (both defined herein) are or will be available as underlying investment options in the Contracts as of May 1, 2009.
Each Contract’s prospectus contains provisions reserving the Insurance Company’s right to substitute shares of one underlying mutual fund for shares of another underlying mutual fund already purchased or to be purchased in the future if either of the following occurs: (i) shares of a current underlying mutual fund are no longer available for investment by the Separate Account; or (ii) in the judgment of the Insurance Company’s management, further investment in such underlying mutual fund is inappropriate in view of the purposes of the Contract.

III. THE PROPOSED SUBSTITUTIONS
A.           Proposed Substitutions
Each Insurance Company, on its own behalf and on behalf of its Separate Accounts,

proposes to exercise its contractual right to substitute a different underlying mutual fund for one of the current underlying mutual funds available under the Contracts.  In particular, the Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions of shares of the following Funds of the Trust (the “Replacement Funds”) for shares of the corresponding underlying mutual funds (the “Existing Funds”), as shown in the following table:
Ref. No.	Existing Funds	Replacement Funds
1	American Century Variable Portfolios, Inc. – American Century VP Value Fund: Class I	NVIT – American Century NVIT Multi Cap Value Fund: Class I
2	American Century Variable Portfolios, Inc. – American Century VP Value Fund: Class II	NVIT – American Century NVIT Multi Cap Value Fund: Class II
3	Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio: Initial Class	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
4	Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio: Service Class	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
5	Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio: Service Class 2	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
6	Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio: Initial Class	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
7	Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio: Service Class	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
8	Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio: Service Class 2	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
9	Franklin Templeton Variable Insurance Products Trust – Templeton Global Income Securities Fund: Class 3	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class III
10	Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund: Class 2	NVIT – Templeton NVIT International Value Fund: Class III
11	Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund: Class 3	NVIT – Templeton NVIT International Value Fund: Class III
12	Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
13	Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA: Service Shares	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
14	T. Rowe Price Equity Series, Inc. – T. Rowe Price Blue Chip Growth Portfolio: Class II	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
15	T. Rowe Price Equity Series, Inc. – T. Rowe Price Equity Income Portfolio: Class II	NVIT – American Century NVIT Multi Cap Value Fund: Class II

Ref. No.	Existing Funds	Replacement Funds
16	Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Initial Class	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class III
17	Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Initial Class	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class VI
18	Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Class R1	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class III
19	Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Class R1	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class VI

The Section 26 Applicants have analyzed the proposed Substitutions and have determined, with respect to each of the proposed Substitutions, that the objectives and strategies of the Existing Fund are substantially the same in all material respects as the objectives and strategies of the corresponding Replacement Fund.
The Section 17 Applicants also request an order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.
B.           Reasons for Substitutions
The Section 26 Applicants propose the Substitutions as part of a continued and overall business plan by each Insurance Company to make its Contracts more attractive to both existing and prospective Contract Owners, and more efficient to administer and oversee.  The proposed Substitutions are a means of effectuating this plan, as indicated by the following factors:
1.           Consolidation of Overlapping Portfolios.  Analysis of the Contracts’ investment option menus has led to the identification of multiple instances of overlapping investment options.  The Section 26 Applicants believe that eliminating investment option redundancy via the proposed Substitutions would result in a more consolidated and less confusing menu of investment options for investors.  And since the proposed Substitutions involve consolidating duplicative investment options, the diversity of investment options available under the Contracts will not be adversely impacted.  Furthermore, this consolidation of investment options would result in greater efficiency in administration of the Contracts because there will be fewer investment options to support, resulting in the availability of resources to apply elsewhere to the Contracts.  Finally reducing overlapping investment options gives the Contracts the capacity to add other types of investment options.
2.           Simplification of the Investment Process.  The Section 26 Applicants submit that the Substitutions will, after implementation, simplify the prospectuses and related materials with respect to the Contracts and the investment options available through the Separate Accounts.  By reducing the number of underlying mutual funds and mutual fund complexes offered in the Contracts, the offering Insurance Company necessarily reduces the number of underlying mutual fund prospectuses and prospectus formats the Contract Owner must navigate.  Even after meeting the requirements of Form N1-A, there is still a wide variation in the presentation of material from one mutual fund complex to another making comparison of, and accessibility to, relevant information harder and more complicated for the investor.  By consolidating overlapping investment options into the Trust, the number of mutual fund complexes, and thus varying prospectus formats, is reduced, simplifying the investment decision process for Contract Owners.  The Section 26 Applicants believe that the proposed Substitutions will continue to provide Contract Owners with access to quality investment managers and a large variety of investment options, but will make the investment decision process more manageable for the investor by having the underlying fund disclosure presented in a consistent format using consistent terminology, making it easier for Contract Owners to analyze fund information and make informed investment decisions relating to allocation of his or her Contract value.

3.           Consistency (objectives and strategies).  The proposed Substitutions involve substituting a Replacement Fund for an Existing Fund with very similar, and in some cases substantially similar, investment objectives and investment strategies.  The Section 26 Applicants believe that these similarities will simplify the process of explaining the substitution process to Contract Owners, as well as the impact of the Substitutions on their particular Contract.
4.           Potential Reduction of Costs.  In cases where the Insurance Company offers overlapping underling mutual funds in its Contracts, the Insurance Company incurs extraneous administrative and operational expenses without providing incremental value to Contract Owners.  This is particularly true in situations where the Existing Funds have not attracted sufficient Contract Owner interest or have not achieved adequate performance to justify maintaining the Existing Funds as underlying mutual funds under the Contracts.  Thus, the Substitutions will enable the Insurance Companies to reduce certain costs that they incur in administering the Contracts by removing overlapping and/or unpopular and/or underperforming investment options.
5.           Same or Lower Net Operating Expenses.  Contract Owners with Contract value allocated to the sub-accounts of the Existing Funds will have the same or lower net operating expenses after the Substitutions as prior to the Substitutions.  In addition, the Trust has agreed to certain expense limits on the Replacement Funds, as described in Section III.D., to ensure that Contract Owners investing in affected underlying mutual funds incur the same or lower expense ratios for certain periods after the Substitutions.
6.           Improved Portfolio Manager Selection.  All of the proposed Substitutions would replace an outside underlying mutual fund with an underlying mutual fund of NVIT managed by NFA.  As indicated previously, the Trust employs a completely sub-advised strategy, whereby NFA, under its Manager of Managers Order, has the ability to appoint, dismiss, and replace Sub-Advisers and amend Sub-Advisory Agreements as necessary to seek optimal performance for the Fund.  This active management of the Sub-Advisers will enable NFA to actively manage performance and provide investors with state-of-the-art fund management through ongoing analyses and monitoring processes.  This sub-advised fund structure enables the Insurance Companies to more easily and effectively offer a continuously competitive menu of investment options to its existing and prospective Contract Owners.  The Section 26 Applicants anticipate this strategy will provide Contract Owners with enhanced fund performance.
7.           Simplified Contract Management and Administration.  Insurance companies are required, under provisions of the 1940 Act, to provide certain mailings and communications generated from their contracts’ investment options to investors.  Specifically, insurance companies must distribute prospectuses, prospectus supplements, and proxy materials to the beneficial owners of the units (i.e., the investors).  It is logical to conclude that the more mutual funds and the more mutual fund complexes that an annuity contract or insurance policy offers, the more of these administrative burdens the issuing insurance company must bear.  Off-cycle communications are costly for the issuing insurance company to support due to mailing and administrative expenses.
As noted above, each of the Substitutions will replace at least one outside underlying mutual fund with an underlying mutual fund of the Trust.  The proposed Substitutions will result in a decrease of the number of different underlying mutual funds and mutual fund complexes offered in the Contracts.  The Section 26 Applicants anticipate that this will result in lower administrative costs for the Insurance Companies, which could result in resources being reallocated to providing other Contract Owner services and support, and an overall more efficient product offering.  Specifically, with fewer third-party underlying mutual fund providers, customer mailings (e.g., supplements) will be fewer and more coordinated due to the fact that the primary underlying mutual fund provider will be an affiliate of the Insurance Companies with knowledge of the Insurance Companies’ mailing timelines and other administrative constraints.  Additionally, the mailings will be easier for the Contract Owners to understand because the information provided will be more consistent, making it easier for the Contract owner to evaluate the investment options available in their Contract.  By providing fewer and clearer customer mailings, the customers benefit by receiving more consistent communications and the Insurance Companies benefit from the cost savings associated with aggregating and scheduling the mailings.
The Section 26 Applicants also anticipate that the Substitutions will result in benefits to both the Insurance Companies and Contract Owners in relation to compliance with the requirements of Rule 22c-2 under the 1940 Act.  Rule 22c-2 requires, among other things, that each fund enter into a shareholder information agreement with each financial intermediary with whom the fund transacts.  Per rule requirements, the shareholder information agreement requires the financial intermediary to provide certain transaction-related information to the fund, and also to implement any instructions from the fund to restrict or prohibit purchases or exchanges of fund shares by any shareholder who has been identified by the fund as violating its frequent trading or other policies.  The Insurance Companies, via the Separate Accounts, fall within the definition of financial intermediary, making them subject to the requirements of the rule.  Thus, for each fund that the Insurance Companies offer in the Contracts, a shareholder information agreement is negotiated, executed, and administered.  Because each fund complex has unique trading policies and restrictions, insurance companies that offer funds from multiple fund complexes expend a great deal of resources providing transaction-related reports to the fund complexes.
The proposed Substitutions were designed to consolidate third-party funds into the Trust, which will benefit both the Insurance Companies and Contract Owners with respect to the requirements of Rule 22c-2.  Implementation of the proposed Substitutions will reduce Rule 22c-2 burdens on the Insurance Companies by reducing the number of fund complexes offered in the Contracts, thereby reducing the administrative burdens of providing transaction-related information to multiple fund complexes in different formats and frequencies, and perhaps being subject to varying trade restrictions on the Contracts.  Implementation of the proposed Substitutions will also benefit Contract Owners by reducing the number of fund complexes offered in the Contracts, which, in turn, will reduce the number and potential for variation of trade policies that Contract Owners must navigate and understand.
8.           Increased Influence in Portfolio Management and Administration.  As noted above, the proposed Substitutions will replace each third party fund with a Replacement Fund that is part of the Trust.  Funds of the Trust are generally only available through the variable insurance products offered by the Insurance Companies.  This limited distribution enables the Trust’s Board of Trustees to have greater sensitivity to the needs of the Insurance Companies and its Contract Owners.  The proposed Substitutions will also provide the Insurance Companies with more influence over the administrative aspects of the Funds, while continuing to provide Contract Owners with the benefit of third party asset management.  This influence enables the Insurance Companies to have input into the pace and timing of Fund changes, which can result in decreased administrative costs and Contract Owner confusion.
9.           No Expense to Contract Owners.  Finally, the Substitutions are designed to provide Contract Owners with the ability to continue their investment in similar investment options without interruption and at no additional cost to them.  In this regard, the Insurance Companies have agreed to bear all expenses incurred in connection with the Substitutions and related filings and notices, including legal, accounting, brokerage, and other fees and expenses.  On the Substitution date, the Contract value of each Contract Owner impacted by the Substitutions will not change as a result of the Substitutions (but may change as a result of normal market movement).  In addition, the net expense ratios of the Replacement Funds, as set forth below, are expected to be the same as or lower than those of the Existing Funds.
C.	Description and Comparisons of the Portfolios
Following is a description and comparison of the relevant attributes of each Existing Fund and its corresponding proposed Replacement Fund.  References to 12b-1 Fees throughout this Application mean the maximum 12b-1 Fee that could be assessed by the particular fund.

1.           American Century Variable Portfolios, Inc. – American Century VP Value Fund: Class I replaced by NVIT - American Century NVIT Multi Cap Value Fund: Class I
	Existing Fund	Replacement Fund
	American Century Variable Portfolios, Inc. – American Century VP Value Fund: Class I	NVIT - American Century NVIT Multi Cap Value Fund: Class I
Adviser:	American Century Investment Management, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth. Income is a secondary objective.	The Fund seeks capital appreciation, and secondarily current income.
Investment Strategy:
The portfolio managers look for stocks of companies of all sizes that they believe are undervalued at the time of purchase. The managers use a value investment strategy that looks for companies that are temporarily out of favor in the market. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until it has returned to favor in the market and the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company.
Companies may be undervalued due to market declines, poor economic conditions, actual or anticipated bad news regarding the issuer or its industry, or because they have been overlooked by the market. To identify these companies, the portfolio managers look for companies with earnings, cash flows and/or assets that may not be reflected accurately in the companies' stock prices or may be outside the companies' historical ranges. The managers also may consider whether the companies' securities have a favorable income-paying history and whether income payments are expected to continue or increase. Since the fund invests in companies of all sizes on an ongoing basis, it may be best characterized as a multi-capitalization value fund.
The portfolio managers may sell stocks from the fund's portfolio if they believe:
* a stock no longer meets their valuation criteria;
* a stock's risk parameters outweigh its return opportunity;
* more attractive alternatives are identified; or
* specific events alter a stock's prospects.
The portfolio managers do not attempt to time the market. Instead, under normal market conditions, they intend to keep the fund's assets invested primarily in U.S. EQUITY SECURITIES at all times regardless of the movement of stock prices generally.
EQUITY SECURITIES INCLUDE COMMON STOCK, PREFERRED STOCK AND EQUITY-EQUIVALENT SECURITIES, SUCH AS SECURITIES CONVERTIBLE INTO COMMON STOCK, STOCK FUTURES CONTRACTS OR STOCK INDEX FUTURES CONTRACTS.
Futures contracts, a type of derivative security, can help the fund's cash assets remain liquid while performing more like stocks. The fund has a policy governing futures contracts and similar derivative securities to help manage the risk of these types of investments. A complete description of the derivatives policy is included in the statement of additional information.
When the managers believe it is prudent, the fund may invest a portion of its assets in foreign securities, options, debt securities of companies, debt obligations of governments and their agencies and other similar securities.
In the event of exceptional market or economic conditions, the fund may, as a temporary defensive measure, invest all or a substantial portion of its assets in cash, cash equivalent securities or short-term debt securities. To the extent the fund assumes a defensive position, it will not be pursuing its objective of capital growth.
A description of the policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the statement of additional information.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies in at least two market capitalization sizes that, in the opinion of the subadviser, exhibit characteristics that are consistent with a value style of investing. The Fund uses a bottom-up approach to identify stocks of companies that may be undervalued due to market declines, actual or anticipated bad news regarding a company or its industry, or failure of the market to perceive long-term value. The market capitalization sizes in which the Fund invests may include large-cap, mid-cap and small-cap companies. Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities. The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options and other hybrid financial instruments.
The Fund’s subadviser attempts to purchase the stocks of companies that are temporarily out of favor and holds each stock until it has returned to favor in the market and its price has increased to, or is higher than, a level the subadviser believes more accurately reflects the fair value of the company. To identify these companies, the subadviser looks for companies with earnings, cash flows, and/or assets that may not accurately reflect the companies’ values as determined by the subadviser. The subadviser also considers whether the companies’ securities have a favorable income-paying history and whether income payments are expected to continue or increase.
The subadviser may sell stocks if it believes:
• a stock no longer meets its valuation criteria;
• a stock’s risk parameters outweigh its return opportunity;
• more attractive alternatives are identified or
• specific events alter a stock’s prospects.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected American Century Investment Management, Inc. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
The fund may invest in medium-sized and smaller companies, which may be more volatile and subject to greater short-term risk than larger companies. Smaller companies may have limited financial resources, product lines and markets, and their securities may trade less frequently and in more limited volumes than the securities of larger companies. In addition, smaller companies may have less publicly available information.
If the market does not consider the individual stocks purchased by the fund to be undervalued, the value of the fund's shares may not rise as high as other funds and may in fact decline, even if stock prices generally are increasing.
Market performance tends to be cyclical, and, in the various cycles, certain investment styles may fall in and out of favor. If the market is not favoring the fund's style, the fund's gains may not be as big as, or its losses may be bigger than, other equity funds using different investment styles.
Although the portfolio managers intend to invest the fund's assets primarily in U.S. stocks, the fund may invest in securities of foreign companies. Foreign investment involves additional risks, including fluctuations in currency exchange rates, less stable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply in the United States. These factors make investing in foreign securities generally riskier than investing in
U.S. stocks.
The value of the fund's shares depends on the value of the stocks and other securities it owns. The value of the individual securities the fund owns will go up and down depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence.
At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.
The fund is offered only to insurance companies for the purpose of offering the fund as an investment option under variable annuity or variable life insurance contracts. Although the fund does not foresee any disadvantages to contract owners due to the fact that it offers its shares as an investment medium for both variable annuity and variable life products, the interests of various contract owners participating in the fund might, at some time, be in conflict due to future differences in tax treatment of variable products or other considerations. Consequently, the fund's Board of Directors will monitor events in order to identify any material irreconcilable conflicts that may possibly arise and to determine what action, if any, should be taken in response to such conflicts. If a conflict were to occur, an insurance company separate account might be required to withdraw its investments in the fund, and the fund might be forced to sell securities at disadvantageous prices to redeem such investments.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund's investments--and therefore, the value of Fund shares--may fluctuate. These changes may occur because of:
• Stock market risk - the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
• Small-cap and Mid-cap risk – stocks of small and mid-sized companies may be more volatile and less liquid than larger company stocks. In general, stocks of small- and mid-cap companies trade in lower volumes, may be less liquid, and are subject to greater or more unpredictable price changes than stocks of large-cap companies or the market overall. Small- and mid-cap companies may have limited product lines or markets, be less financially secure than larger companies or depend on a small number of key personnel. If adverse developments occur, such as due to management changes or product failure, the Fund’s investment in a small- or mid-cap company may lose substantial value. Investing in small- and mid-cap companies requires a longer term investment view and may not be appropriate for all investors.
• Value style risk – over time, a value investing style may go in and out of favor, causing the Fund to sometimes underperform other equity funds that use different investing styles. Value stocks can react differently to issuer, political, market and economic developments than the market overall and other types of stocks. In addition, the Fund’s value approach carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Convertible securities risk – the value of convertible securities may fall when interest rates rise and increase when interest rates fall. Convertible securities with longer maturities tend to be more sensitive to changes in interest rates, usually making them more volatile than convertible securities with shorter maturities. Value also tends to change whenever the market value of the underlying common or preferred stock fluctuates. The Fund could lose money if the issuer of a convertible security is unable to meet its financial obligations or goes bankrupt.
• Preferred stock risk – a preferred stock may decline in price, or fail to pay dividends when expected, because the issuer experiences a decline in its financial status. In addition to this credit risk, investment in preferred stocks involves certain other risks, including skipping or deferring distributions, and redemption in the event of certain legal or tax changes or at the issuer’s call. Preferred stocks are also subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt instruments. Preferred stocks may be significantly less liquid than many other securities, such as U.S. government securities, corporate debt or common stock.
• Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.93%2	0.57%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.01%	0.35%3
Total Gross Expenses	0.94%	0.92%4
Waivers/Reimbursements	N/A	0.00%5
Total Net Expenses	0.94%	0.92%
Total Share Class Assets (as of 12-31-2008)	$799,066,984	N/A

2 The fund has the following stepped fee schedule:
1.00% of the first $500 million
0.95% of the next $500 million
0.90% over $1 billion.

3 “Other Expenses” include administrative services fees which currently are 0.25%.

4 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

5 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.67% until at least May 1, 2010.  This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, Class I is expected to operate below the expense limitation.

Total Fund Assets (as of 12-31-2008)	$1,248,223,720	N/A
Performance History (as of 12-31-2008)
3 Mo.	-17.02%	N/A
1 Yr.	-26.78%	N/A
3 Yrs.	-6.24%	N/A
5 Yrs.	-0.21%	N/A
10 Yrs.	3.96%	N/A

The percentage of the Existing Fund’s assets for Class I that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 37% as of 12/31/08.  This comprises approximately 24% of the Existing Fund’s total assets as of 12/31/08.
The Section 26 Applicants believe that the American Century Variable Portfolios, Inc. – American Century VP Value Fund and the NVIT – American Century NVIT Multi Cap Value Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – American Century NVIT Multi Cap Value Fund states that it will invest at least 80% of assets in equity securities issued by companies in at least two market capitalization sizes.  The American Century Variable Portfolios, Inc. – American Century VP Value Fund does not reflect any limits or minimums, but states that it will invest in companies of all sizes.  Both funds allow for the use of derivatives securities, preferred stock, convertible and foreign securities without limitation.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the American Century Variable Portfolios, Inc. – American Century VP Value Fund held 8% of its net assets in foreign securities, but did not hold any derivatives securities, preferred stock or convertible securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-38463	C000026854
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	033-55470	C000026840
Nationwide Provident VLI Separate Account 1	811-04460	333-71763	C000026803
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account 1	811-04460	333-84475	C000026801
Nationwide Provident VLI Separate Account A	811-08722	033-83138	C000026813
Nationwide Provident VLI Separate Account A	811-08722	333-10321	C000026814
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide VA Separate Account-B	811-06399	033-86408	C000025690
Nationwide Variable Account-10	811-09407	333-81701	C000025683
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide Variable Account-8	811-07357	033-62637	C000025678
Nationwide Variable Account-8	811-07357	033-62659	C000025677
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024728
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024724
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-56073	C000024721
Nationwide Variable Account-9	811-08241	333-69014	C000025679
Nationwide Variable Account-9	811-08241	333-75360	C000025680
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VL Separate Account-G	811-21697	333-146073	C000054985
Nationwide VL Separate Account-G	811-21697	333-146650	C000056759
Nationwide VL Separate Account-G	811-21697	333-149213	C000063035
Nationwide VLI Separate Account-2	811-05311	033-16999	C000026121
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-2	811-05311	033-63179	C000026123
Nationwide VLI Separate Account-3	811-06140	033-44296	C000026130
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944
Nationwide VLI Separate Account-7	811-21610	333-146649	C000056757
Nationwide VLI Separate Account-7	811-21610	333-149295	C000063404

2.           American Century Variable Portfolios, Inc. – American Century VP Value Fund: Class II replaced by NVIT - American Century NVIT Multi Cap Value Fund:
Class II
	Existing Fund	Replacement Fund
	American Century Variable Portfolios, Inc. – American Century VP Value Fund: Class II	NVIT - American Century NVIT Multi Cap Value Fund: Class II
Adviser:	American Century Investment Management, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth. Income is a secondary objective.	The Fund seeks capital appreciation, and secondarily current income.
Investment Strategy:
The portfolio managers look for stocks of companies of all sizes that they believe are undervalued at the time of purchase. The managers use a value investment strategy that looks for companies that are temporarily out of favor in the market. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until it has returned to favor in the market and the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company.
Companies may be undervalued due to market declines, poor economic conditions, actual or anticipated bad news regarding the issuer or its industry, or because they have been overlooked by the market. To identify these companies, the portfolio managers look for companies with earnings, cash flows and/or assets that may not be reflected accurately in the companies' stock prices or may be outside the companies' historical ranges. The managers also may consider whether the companies' securities have a favorable income-paying history and whether income payments are expected to continue or increase. Since the fund invests in companies of all sizes on an ongoing basis, it may be best characterized as a multi-capitalization value fund.
The portfolio managers may sell stocks from the fund's portfolio if they believe:
* a stock no longer meets their valuation criteria;
* a stock's risk parameters outweigh its return opportunity;
* more attractive alternatives are identified; or
* specific events alter a stock's prospects.
The portfolio managers do not attempt to time the market. Instead, under normal market conditions, they intend to keep the fund's assets invested primarily in U.S. EQUITY SECURITIES at all times regardless of the movement of stock prices generally.
EQUITY SECURITIES INCLUDE COMMON STOCK, PREFERRED STOCK AND EQUITY-EQUIVALENT SECURITIES, SUCH AS SECURITIES CONVERTIBLE INTO COMMON STOCK, STOCK FUTURES CONTRACTS OR STOCK INDEX FUTURES CONTRACTS.
Futures contracts, a type of derivative security, can help the fund's cash assets remain liquid while performing more like stocks. The fund has a policy governing futures contracts and similar derivative securities to help manage the risk of these types of investments. A complete description of the derivatives policy is included in the statement of additional information.
When the managers believe it is prudent, the fund may invest a portion of its assets in foreign securities, options, debt securities of companies, debt obligations of governments and their agencies and other similar securities.
In the event of exceptional market or economic conditions, the fund may, as a temporary defensive measure, invest all or a substantial portion of its assets in cash, cash equivalent securities or short-term debt securities. To the extent the fund assumes a defensive position, it will not be pursuing its objective of capital growth.
A description of the policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the statement of additional information.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies in at least two market capitalization sizes that, in the opinion of the subadviser, exhibit characteristics that are consistent with a value style of investing. The Fund uses a bottom-up approach to identify stocks of companies that may be undervalued due to market declines, actual or anticipated bad news regarding a company or its industry, or failure of the market to perceive long-term value. The market capitalization sizes in which the Fund invests may include large-cap, mid-cap and small-cap companies. Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities. The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options and other hybrid financial instruments.
The Fund’s subadviser attempts to purchase the stocks of companies that are temporarily out of favor and holds each stock until it has returned to favor in the market and its price has increased to, or is higher than, a level the subadviser believes more accurately reflects the fair value of the company. To identify these companies, the subadviser looks for companies with earnings, cash flows, and/or assets that may not accurately reflect the companies’ values as determined by the subadviser. The subadviser also considers whether the companies’ securities have a favorable income-paying history and whether income payments are expected to continue or increase.
The subadviser may sell stocks if it believes:
• a stock no longer meets its valuation criteria;
• a stock’s risk parameters outweigh its return opportunity;
• more attractive alternatives are identified or
• specific events alter a stock’s prospects.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected American Century Investment Management, Inc. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
The fund may invest in medium-sized and smaller companies, which may be more volatile and subject to greater short-term risk than larger companies. Smaller companies may have limited financial resources, product lines and markets, and their securities may trade less frequently and in more limited volumes than the securities of larger companies. In addition, smaller companies may have less publicly available information.
If the market does not consider the individual stocks purchased by the fund to be undervalued, the value of the fund's shares may not rise as high as other funds and may in fact decline, even if stock prices generally are increasing.
Market performance tends to be cyclical, and, in the various cycles, certain investment styles may fall in and out of favor. If the market is not favoring the fund's style, the fund's gains may not be as big as, or its losses may be bigger than, other equity funds using different investment styles.
Although the portfolio managers intend to invest the fund's assets primarily in U.S. stocks, the fund may invest in securities of foreign companies. Foreign investment involves additional risks, including fluctuations in currency exchange rates, less stable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply in the United States. These factors make investing in foreign securities generally riskier than investing in
U.S. stocks.
The value of the fund's shares depends on the value of the stocks and other securities it owns. The value of the individual securities the fund owns will go up and down depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence.
At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.
The fund is offered only to insurance companies for the purpose of offering the fund as an investment option under variable annuity or variable life insurance contracts. Although the fund does not foresee any disadvantages to contract owners due to the fact that it offers its shares as an investment medium for both variable annuity and variable life products, the interests of various contract owners participating in the fund might, at some time, be in conflict due to future differences in tax treatment of variable products or other considerations. Consequently, the fund's Board of Directors will monitor events in order to identify any material irreconcilable conflicts that may possibly arise and to determine what action, if any, should be taken in response to such conflicts. If a conflict were to occur, an insurance company separate account might be required to withdraw its investments in the fund, and the fund might be forced to sell securities at disadvantageous prices to redeem such investments.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund's investments--and therefore, the value of Fund shares--may fluctuate. These changes may occur because of:
• Stock market risk - the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
• Small-cap and Mid-cap risk – stocks of small and mid-sized companies may be more volatile and less liquid than larger company stocks. In general, stocks of small- and mid-cap companies trade in lower volumes, may be less liquid, and are subject to greater or more unpredictable price changes than stocks of large-cap companies or the market overall. Small- and mid-cap companies may have limited product lines or markets, be less financially secure than larger companies or depend on a small number of key personnel. If adverse developments occur, such as due to management changes or product failure, the Fund’s investment in a small- or mid-cap company may lose substantial value. Investing in small- and mid-cap companies requires a longer term investment view and may not be appropriate for all investors.
• Value style risk – over time, a value investing style may go in and out of favor, causing the Fund to sometimes underperform other equity funds that use different investing styles. Value stocks can react differently to issuer, political, market and economic developments than the market overall and other types of stocks. In addition, the Fund’s value approach carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Convertible securities risk – the value of convertible securities may fall when interest rates rise and increase when interest rates fall. Convertible securities with longer maturities tend to be more sensitive to changes in interest rates, usually making them more volatile than convertible securities with shorter maturities. Value also tends to change whenever the market value of the underlying common or preferred stock fluctuates. The Fund could lose money if the issuer of a convertible security is unable to meet its financial obligations or goes bankrupt.
• Preferred stock risk – a preferred stock may decline in price, or fail to pay dividends when expected, because the issuer experiences a decline in its financial status. In addition to this credit risk, investment in preferred stocks involves certain other risks, including skipping or deferring distributions, and redemption in the event of certain legal or tax changes or at the issuer’s call. Preferred stocks are also subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt instruments. Preferred stocks may be significantly less liquid than many other securities, such as U.S. government securities, corporate debt or common stock.
• Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.83%6	0.57%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.01%	0.35%7
Total Gross Expenses	1.09%	1.17%8
Waivers/Reimbursements	N/A	0.08%9

6 The fund has the following stepped fee schedule:
0.90% of the first $500 million
0.85% of the next $500 million
0.80% over $1 billion.

7 “Other Expenses” include administrative services fees which currently are 0.25%.

8 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

9 The Trust and Nationwide Fund Distributors LLC have entered into a contract waiving 0.08% of the Distribution and/or Service (12b-1) Fee until at least May 1, 2010.  The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.67% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, Class II is expected to operate below the expense limitation.

Total Net Expenses	1.09%	1.09%
Total Share Class Assets (as of 12-31-2008)	$442,952,383	N/A
Total Fund Assets (as of 12-31-2008)	$1,248,223,720	N/A
Performance History (as of 12-31-2008)
3 Mo.	-17.02%	N/A
1 Yr.	-26.80%	N/A
3 Yrs.	-6.36%	N/A
5 Yrs.	-0.34%	N/A
10 Yrs.	3.81%	N/A

The percentage of the Existing Fund’s assets for Class II that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 17% as of 12/31/08.  This comprises approximately 6% of the Existing Fund’s total assets as of 12/31/08.
The Section 26 Applicants believe that the American Century Variable Portfolios, Inc. – American Century VP Value Fund and the NVIT – American Century NVIT Multi Cap Value Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – American Century NVIT Multi Cap Value Fund states that it will invest at least 80% of assets in equity securities issued by companies in at least two market capitalization sizes.  The American Century Variable Portfolios, Inc. – American Century VP Value Fund does not reflect any limits or minimums, but states that it will invest in companies of all sizes.  Both funds allow for the use of derivatives securities, preferred stock, convertible and foreign securities without limitation.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the American Century Variable Portfolios, Inc. – American Century VP Value Fund held 8% of its net assets in foreign securities, but did not hold any derivatives securities, preferred stock or convertible securities.

Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-9	811-08241	333-53023	C000024722
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103094	C000024506
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500
Nationwide Variable Account-II	811-03330	333-105992	C000057806
Nationwide Variable Account-II	811-03330	333-140621	C000047667
Nationwide Variable Account-II	811-03330	333-147198	C000057700

3.           Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio: Initial Class replaced by NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
	Existing Fund	Replacement Fund
	Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio: Initial Class	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
Adviser:	Fidelity Management & Research Company (“FMR”)	Nationwide Fund Advisors
Sub-adviser(s):
Fidelity Management & Research Co., Inc.
Fidelity management & Research (U.K.) Inc.
Fidelity Research & Analysis Company
Fidelity Investments Japan Limited
Fidelity International Investment Advisors
Fidelity International Investment Advisors (U.K.) Limited
		Oppenheimer Funds, Inc.
Investment Objective:	Long-term capital appreciation.	Long-term capital growth.
Investment Strategy:
FMR normally invests the fund's assets primarily in common stocks.
FMR invests the fund's assets in securities of companies whose value it believes is not fully recognized by the public. The types of companies in which the fund may invest include companies experiencing positive fundamental change, such as a new management team or product launch, a significant cost-cutting initiative, a merger or acquisition, or a reduction in industry capacity that should lead to improved pricing; companies whose earnings potential has increased or is expected to increase more than generally perceived; companies that have enjoyed recent market popularity but which appear to have fallen temporarily out of favor for reasons that are considered non-recurring or short-term; and companies that are undervalued in relation to securities of other companies in the same industry.
FMR may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers.
FMR allocates the fund's assets across different market sectors, using different Fidelity managers to handle investments within each sector. At present, these sectors include consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecom services, and utilities.
FMR expects the fund's sector allocations will approximate the sector weightings of the S&P 500. While FMR may overweight or underweight one or more sectors from time to time, FMR expects the returns of the fund to be driven primarily by the security selections of the managers of each sector.
FMR is not constrained by any particular investment style. At any given time, FMR may tend to buy "growth" stocks or "value" stocks, or a combination of both types. In buying and selling securities for the fund, FMR relies on fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.
In addition to the principal investment strategies discussed above, FMR may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.
FMR may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values. If FMR's strategies do not work as intended, the fund may not achieve its objective.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a growth style of investing. Equity securities in which the Fund invests are primarily common stock. The Fund seeks to reduce risk by diversifying among many companies and industries. The Fund may also invest in equity securities of large-cap companies that are located outside the United States.
The Fund’s subadviser seeks companies whose earnings are expected to grow consistently faster than those of other companies. In determining whether a company has favorable growth characteristics, the Fund’s subadviser analyzes such factors as:
• companies in businesses with above-average growth potential;
• companies with growth rates that the portfolio manager believes are sustainable over time and
• stocks with reasonable valuations relative to their growth potential.
The Fund’s subadviser may sell securities that it believes no longer meet the above criteria. The Fund may engage in active and frequent trading of portfolio securities.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected OppenheimerFunds, Inc. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Many factors affect the fund's performance. The fund's share price changes daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. The fund's reaction to these developments will be affected by the types of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. When a shareholder sells shares they may be worth more or less than what the shareholder paid for them, which means that the shareholder could lose money.
The following factors can significantly affect the fund's performance:
Stock Market Volatility. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. For example, large cap stocks can react differently from small cap stocks, and "growth" stocks can react differently from "value" stocks. Issuer, political, or economic developments can affect a single issuer, issuers within an industry or economic sector or geographic region, or the market as a whole. Terrorism and related geo-political risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.
Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets.  All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.
Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can affect a security's or instrument's value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers.
In response to market, economic, political, or other conditions, FMR may temporarily use a different investment strategy for defensive purposes. If FMR does so, different factors could affect the fund's performance and the fund may not achieve its investment objective.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
• Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Portfolio Turnover - a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.56%	0.50%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.09%	0.23%10
Total Gross Expenses	0.65%	0.73%11
Waivers/Reimbursements	N/A	0.08%12
Total Net Expenses	0.65%13	0.65%
Total Share Class Assets (as of 12-31-2008)	$6,237,556,195	N/A
Total Fund Assets (as of 12-31-2008)	$14,246,627,472	N/A

10 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of the administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 0.75%.

11 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

12 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.50% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

13 FMR has voluntarily agreed to reimburse Initial Class of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed 0.85%. This arrangement may be discontinued by FMR at any time.

Performance History (as of 12-31-2008)
3 Mo.	-23.07%	N/A
1 Yr.	-42.51%	N/A
3 Yrs.	-8.93%	N/A
5 Yrs.	0.39%	N/A
10 Yrs.	1.92%	N/A

The percentage of the Existing Fund’s assets for Initial Class that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 6% as of 12/31/08.  This comprises approximately 3% of the Existing Fund’s total assets as of 12/31/08.
The Section 26 Applicants believe that the Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio and the NVIT – Oppenheimer NVIT Large Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – Oppenheimer NVIT Large Cap Growth Fund states that it will invest at least 80% of assets in Large Cap stocks.  The Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio will invest in companies whose value it believes is not fully recognized by the public.  Both funds allow for the use of derivatives securities and foreign securities without limitation.  As of 12/31/08, the most recent date available in Morningstar Direct, the Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio held 10% of its net assets in foreign securities, but did not hold any derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VA Separate Account 1	811-07708	033-70926	C000026817
Nationwide Provident VA Separate Account A	811-06484	033-65195	C000026823
Nationwide Provident VA Separate Account A	811-06484	033-65512	C000026810
Nationwide Provident VLI Separate Account 1	811-04460	033-02625	C000026805
Nationwide Provident VLI Separate Account 1	811-04460	033-38463	C000026854
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	033-55470	C000026840
Nationwide Provident VLI Separate Account 1	811-04460	333-71763	C000026803
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account 1	811-04460	333-84475	C000026801
Nationwide Provident VLI Separate Account A	811-08722	033-83138	C000026813
Nationwide Provident VLI Separate Account A	811-08722	333-10321	C000026814
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide VA Separate Account-B	811-06399	033-86408	C000025690
Nationwide Variable Account-6	811-08684	033-82370	C000025674
Nationwide Variable Account-7	811-08666	033-82174	C000024646
Nationwide Variable Account-7	811-08666	033-82190	C000025676
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VLI Separate Account-2	811-05311	033-16999	C000026121
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-2	811-05311	033-63179	C000026123
Nationwide VLI Separate Account-3	811-06140	033-44296	C000026130

4.           Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio: Service Class replaced by NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
	Existing Fund	Replacement Fund
	Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio: Service Class	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
Adviser:	Fidelity Management & Research Company (“FMR”)	Nationwide Fund Advisors
Sub-adviser(s):
Fidelity Management & Research Co., Inc.
Fidelity management & Research (U.K.) Inc.
Fidelity Research & Analysis Company
Fidelity Investments Japan Limited
Fidelity International Investment Advisors
Fidelity International Investment Advisors (U.K.) Limited
		Oppenheimer Funds, Inc.
Investment Objective:	Long-term capital appreciation.	Long-term capital growth.
Investment Strategy:
FMR normally invests the fund's assets primarily in common stocks.
FMR invests the fund's assets in securities of companies whose value it believes is not fully recognized by the public. The types of companies in which the fund may invest include companies experiencing positive fundamental change, such as a new management team or product launch, a significant cost-cutting initiative, a merger or acquisition, or a reduction in industry capacity that should lead to improved pricing; companies whose earnings potential has increased or is expected to increase more than generally perceived; companies that have enjoyed recent market popularity but which appear to have fallen temporarily out of favor for reasons that are considered non-recurring or short-term; and companies that are undervalued in relation to securities of other companies in the same industry.
FMR may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers.
FMR allocates the fund's assets across different market sectors, using different Fidelity managers to handle investments within each sector. At present, these sectors include consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecom services, and utilities.
FMR expects the fund's sector allocations will approximate the sector weightings of the S&P 500. While FMR may overweight or underweight one or more sectors from time to time, FMR expects the returns of the fund to be driven primarily by the security selections of the managers of each sector.
FMR is not constrained by any particular investment style. At any given time, FMR may tend to buy "growth" stocks or "value" stocks, or a combination of both types. In buying and selling securities for the fund, FMR relies on fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.
In addition to the principal investment strategies discussed above, FMR may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.
FMR may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values. If FMR's strategies do not work as intended, the fund may not achieve its objective.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a growth style of investing. Equity securities in which the Fund invests are primarily common stock. The Fund seeks to reduce risk by diversifying among many companies and industries. The Fund may also invest in equity securities of large-cap companies that are located outside the United States.
The Fund’s subadviser seeks companies whose earnings are expected to grow consistently faster than those of other companies. In determining whether a company has favorable growth characteristics, the Fund’s subadviser analyzes such factors as:
• companies in businesses with above-average growth potential;
• companies with growth rates that the portfolio manager believes are sustainable over time and
• stocks with reasonable valuations relative to their growth potential.
The Fund’s subadviser may sell securities that it believes no longer meet the above criteria. The Fund may engage in active and frequent trading of portfolio securities.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected OppenheimerFunds, Inc. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Many factors affect the fund's performance. The fund's share price changes daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. The fund's reaction to these developments will be affected by the types of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. When a shareholder sells shares they may be worth more or less than what the shareholder paid for them, which means that the shareholder could lose money.
The following factors can significantly affect the fund's performance:
Stock Market Volatility. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. For example, large cap stocks can react differently from small cap stocks, and "growth" stocks can react differently from "value" stocks. Issuer, political, or economic developments can affect a single issuer, issuers within an industry or economic sector or geographic region, or the market as a whole. Terrorism and related geo-political risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.
Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets.  All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.
Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can affect a security's or instrument's value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers.
In response to market, economic, political, or other conditions, FMR may temporarily use a different investment strategy for defensive purposes. If FMR does so, different factors could affect the fund's performance and the fund may not achieve its investment objective.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
• Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Portfolio Turnover - a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.56%	0.50%
12b-1 Fees	0.10%	0.00%
Other Expenses	0.09%	0.23%14
Total Gross Expenses	0.75%	0.73%15
Waivers/Reimbursements	N/A	0.08%16
Total Net Expenses	0.75%17	0.65%
Total Share Class Assets (as of 12-31-2008)	$1,497,233,957	N/A
Total Fund Assets (as of 12-31-2008)	$14,246,627,472	N/A

14 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of the administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 0.75%.

15 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

16 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.50% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

17 FMR has voluntarily agreed to reimburse Service Class of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed 0.95%. This arrangement may be discontinued by FMR at any time.

Performance History (as of 12-31-2008)
3 Mo.	-23.11%	N/A
1 Yr.	-42.61%	N/A
3 Yrs.	-9.04%	N/A
5 Yrs.	0.28%	N/A
10 Yrs.	1.81%	N/A

The percentage of the Existing Fund’s assets for Service Class that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 29% as of 12/31/08.  This comprises approximately 3% of the Existing Fund’s total assets as of 12/31/08.
The Section 26 Applicants believe that the Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio and the NVIT – Oppenheimer NVIT Large Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – Oppenheimer NVIT Large Cap Growth Fund states that it will invest at least 80% of assets in Large Cap stocks.  The Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio will invest in companies whose value it believes is not fully recognized by the public.  Both funds allow for the use of derivatives securities and foreign securities without limitation.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio held 10% of its net assets in foreign securities, but did not hold any derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract Identifier
Nationwide Variable Account-10	811-09407	333-81701	C000025683
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide Variable Account-7	811-08666	033-89560	C000024647
Nationwide Variable Account-7	811-08666	033-89560	C000034519
Nationwide Variable Account-8	811-07357	033-62637	C000025678
Nationwide Variable Account-8	811-07357	033-62659	C000025677
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024728
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024724
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-56073	C000024721
Nationwide Variable Account-9	811-08241	333-69014	C000025679
Nationwide Variable Account-9	811-08241	333-75360	C000025680
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944

5.           Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio: Service Class 2 replaced by NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
	Existing Fund	Replacement Fund
	Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio: Service Class 2	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
Adviser:	Fidelity Management & Research Company (“FMR”)	Nationwide Fund Advisors
Sub-adviser(s):
Fidelity Management & Research Co., Inc.
Fidelity management & Research (U.K.) Inc.
Fidelity Research & Analysis Company
Fidelity Investments Japan Limited
Fidelity International Investment Advisors
Fidelity International Investment Advisors (U.K.) Limited
		Oppenheimer Funds, Inc.
Investment Objective:	Long-term capital appreciation.	Long-term capital growth.
Investment Strategy:
FMR normally invests the fund's assets primarily in common stocks.
FMR invests the fund's assets in securities of companies whose value it believes is not fully recognized by the public. The types of companies in which the fund may invest include companies experiencing positive fundamental change, such as a new management team or product launch, a significant cost-cutting initiative, a merger or acquisition, or a reduction in industry capacity that should lead to improved pricing; companies whose earnings potential has increased or is expected to increase more than generally perceived; companies that have enjoyed recent market popularity but which appear to have fallen temporarily out of favor for reasons that are considered non-recurring or short-term; and companies that are undervalued in relation to securities of other companies in the same industry.
FMR may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers.
FMR allocates the fund's assets across different market sectors, using different Fidelity managers to handle investments within each sector. At present, these sectors include consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecom services, and utilities.
FMR expects the fund's sector allocations will approximate the sector weightings of the S&P 500. While FMR may overweight or underweight one or more sectors from time to time, FMR expects the returns of the fund to be driven primarily by the security selections of the managers of each sector.
FMR is not constrained by any particular investment style. At any given time, FMR may tend to buy "growth" stocks or "value" stocks, or a combination of both types. In buying and selling securities for the fund, FMR relies on fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.
In addition to the principal investment strategies discussed above, FMR may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.
FMR may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values. If FMR's strategies do not work as intended, the fund may not achieve its objective.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a growth style of investing. Equity securities in which the Fund invests are primarily common stock. The Fund seeks to reduce risk by diversifying among many companies and industries. The Fund may also invest in equity securities of large-cap companies that are located outside the United States.
The Fund’s subadviser seeks companies whose earnings are expected to grow consistently faster than those of other companies. In determining whether a company has favorable growth characteristics, the Fund’s subadviser analyzes such factors as:
• companies in businesses with above-average growth potential;
• companies with growth rates that the portfolio manager believes are sustainable over time and
• stocks with reasonable valuations relative to their growth potential.
The Fund’s subadviser may sell securities that it believes no longer meet the above criteria. The Fund may engage in active and frequent trading of portfolio securities.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected OppenheimerFunds, Inc. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Many factors affect the fund's performance. The fund's share price changes daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. The fund's reaction to these developments will be affected by the types of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. When a shareholder sells shares they may be worth more or less than what the shareholder paid for them, which means that the shareholder could lose money.
The following factors can significantly affect the fund's performance:
Stock Market Volatility. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. For example, large cap stocks can react differently from small cap stocks, and "growth" stocks can react differently from "value" stocks. Issuer, political, or economic developments can affect a single issuer, issuers within an industry or economic sector or geographic region, or the market as a whole. Terrorism and related geo-political risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.
Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets.  All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.
Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can affect a security's or instrument's value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers.
In response to market, economic, political, or other conditions, FMR may temporarily use a different investment strategy for defensive purposes. If FMR does so, different factors could affect the fund's performance and the fund may not achieve its investment objective.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
• Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Portfolio Turnover - a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.56%	0.50%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.09%	0.23%18
Total Gross Expenses	0.90%	0.98%19
Waivers/Reimbursements	N/A	0.08%20
Total Net Expenses	0.90%21	0.90%
Total Share Class Assets (as of 12-31-2008)	$6,173,476,069	N/A
Total Fund Assets (as of 12-31-2008)	$14,246,627,472	N/A

18 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of the administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.00%.

19 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

20 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.50% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

21 FMR has voluntarily agreed to reimburse Service Class 2 of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed 1.10%. This arrangement may be discontinued by FMR at any time.

Performance History (as of 12-31-2008)
3 Mo.	-23.15%	N/A
1 Yr.	-42.69%	N/A
3 Yrs.	-9.18%	N/A
5 Yrs.	0.13%	N/A
10 Yrs.	1.65%	N/A

The percentage of the Existing Fund’s assets for Service Class 2 that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 7% as of 12/31/08.  This comprises approximately 2% of the Existing Fund’s total assets as of 12/31/08.
The Section 26 Applicants believe that the Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio and the NVIT – Oppenheimer NVIT Large Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – Oppenheimer NVIT Large Cap Growth Fund states that it will invest at least 80% of assets in Large Cap stocks.  The Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio will invest in companies whose value it believes is not fully recognized by the public.  Both funds allow for the use of derivatives securities and foreign securities without limitation.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio held 10% of its net assets in foreign securities, but did not hold any derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract /Class Identifier
Nationwide Multi-Flex Variable Account	811-03338	002-75174	C000024802
Nationwide Provident VA Separate Account 1	811-07708	333-54984	C000026816
Nationwide Provident VA Separate Account 1	811-07708	333-54990	C000026815
Nationwide Provident VA Separate Account A	811-06484	333-88163	C000026821
Nationwide Provident VA Separate Account A	811-06484	333-90081	C000026822
Nationwide Variable Account-7	811-08666	033-89560	C000024647
Nationwide Variable Account-7	811-08666	033-89560	C000034520
Nationwide Variable Account-7	811-08666	033-89560	C000034518
Nationwide Variable Account-9	811-08241	333-53023	C000024722
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103094	C000024506
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500

6.           Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio: Initial Class replaced by NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
	Existing Fund	Replacement Fund
	Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio: Initial Class	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
Adviser:	Fidelity Management & Research Company (“FMR”)	Nationwide Fund Advisors
Sub-adviser(s):
Fidelity management & Research (U.K.) Inc.
Fidelity Research & Analysis Company
Fidelity Investments Japan Limited
Fidelity International Investment Advisors
Fidelity International Investment Advisors (U.K.) Limited
		Oppenheimer Funds, Inc.
Investment Objective:	Capital growth.	Long-term capital growth.
Investment Strategy:
FMR normally invests the fund's assets primarily in common stocks.
FMR invests the fund's assets in companies it believes have above-average growth potential. Growth may be measured by factors such as earnings or revenue. Companies with high growth potential tend to be companies with higher than average price/earnings (P/E) or price/book (P/B) ratios. Companies with strong growth potential often have new products, technologies, distribution channels, or other opportunities, or have a strong industry or market position. The stocks of these companies are often called "growth" stocks.
Although FMR focuses on investing the fund's assets in securities issued by larger-sized companies, FMR may also make substantial investments in securities issued by medium and smaller companies.
FMR may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers.
In buying and selling securities for the fund, FMR relies on fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.
In addition to the principal investment strategies discussed above, FMR may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.
FMR may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values. If FMR's strategies do not work as intended, the fund may not achieve its objective.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a growth style of investing. Equity securities in which the Fund invests are primarily common stock. The Fund seeks to reduce risk by diversifying among many companies and industries. The Fund may also invest in equity securities of large-cap companies that are located outside the United States.
The Fund’s subadviser seeks companies whose earnings are expected to grow consistently faster than those of other companies. In determining whether a company has favorable growth characteristics, the Fund’s subadviser analyzes such factors as:
• companies in businesses with above-average growth potential;
• companies with growth rates that the portfolio manager believes are sustainable over time and
• stocks with reasonable valuations relative to their growth potential.
The Fund’s subadviser may sell securities that it believes no longer meet the above criteria. The Fund may engage in active and frequent trading of portfolio securities.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected OppenheimerFunds, Inc. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Many factors affect the fund's performance. The fund's share price changes daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. The fund's reaction to these developments will be affected by the types of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. When a shareholder sells shares they may be worth more or less than what the shareholder paid for them, which means that the shareholder could lose money.
The following factors can significantly affect the fund's performance:
Stock Market Volatility. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. For example, large cap stocks can react differently from small cap stocks, and "growth" stocks can react differently from "value" stocks. Issuer, political, or economic developments can affect a single issuer, issuers within an industry or economic sector or geographic region, or the market as a whole. Terrorism and related geo-political risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.
Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets.  All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.
Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can affect a security's or instrument's value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers.
"Growth" Investing. "Growth" stocks can react differently to issuer, political, market, and economic developments than the market as a whole and other types of stocks. "Growth" stocks tend to be more expensive relative to their earnings or assets compared to other types of stocks. As a result, "growth"
stocks tend to be sensitive to changes in their earnings and more volatile than other types of stocks.
In response to market, economic, political, or other conditions, FMR may temporarily use a different investment strategy for defensive purposes. If FMR does so, different factors could affect the fund's performance and the fund may not achieve its investment objective.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
• Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Portfolio Turnover - a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.56%	0.50%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.12%	0.23%22
Total Gross Expenses	0.68%	0.73%23
Waivers/Reimbursements	N/A	0.08%24
Total Net Expenses	0.68%25	0.65%
Total Share Class Assets (as of 12-31-2008)	$115,181,104	N/A
Total Fund Assets (as of 12-31-2008)	$271,323,158	N/A
Performance History (as of 12-31-2008)
3 Mo.	-25.57%	N/A
1 Yr.	-55.02%	N/A
3 Yrs.	-16.40%	N/A
5 Yrs.	-7.37%	N/A
10 Yrs.	-6.47%	N/A

The percentage of the Existing Fund’s assets for Initial Class that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 31% as of 12/31/08.  This comprises approximately 13% of the Existing Fund’s total assets as of 12/31/08.

22 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of the administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 0.75%.

23 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

24 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.50% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

25 FMR has voluntarily agreed to reimburse Initial Class of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed 0.85%. This arrangement may be discontinued by FMR at any time.

The Section 26 Applicants believe that the Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio and the NVIT – Oppenheimer NVIT Large Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – Oppenheimer NVIT Large Cap Growth Fund states that it will invest at least 80% of its assets in Large Cap stocks.  The Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio will invest in companies with above-average growth potential.  Both funds allow for the use of foreign securities.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio held 14% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide VA Separate Account-B	811-06399	033-86408	C000025690
Nationwide Variable Account-6	811-08684	033-82370	C000025674
Nationwide Variable Account-7	811-08666	033-82174	C000024646
Nationwide Variable Account-7	811-08666	033-82190	C000025676
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VLI Separate Account-2	811-05311	033-16999	C000026121
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-2	811-05311	033-63179	C000026123

7.           Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio: Service Class replaced by NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
	Existing Fund	Replacement Fund
	Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio: Service Class	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
Adviser:	Fidelity Management & Research Company (“FMR”)	Nationwide Fund Advisors
Sub-adviser(s):
Fidelity management & Research (U.K.) Inc.
Fidelity Research & Analysis Company
Fidelity Investments Japan Limited
Fidelity International Investment Advisors
Fidelity International Investment Advisors (U.K.) Limited
		Oppenheimer Funds, Inc.
Investment Objective:	Capital growth.	Long-term capital growth.
Investment Strategy:
FMR normally invests the fund's assets primarily in common stocks.
FMR invests the fund's assets in companies it believes have above-average growth potential. Growth may be measured by factors such as earnings or revenue. Companies with high growth potential tend to be companies with higher than average price/earnings (P/E) or price/book (P/B) ratios. Companies with strong growth potential often have new products, technologies, distribution channels, or other opportunities, or have a strong industry or market position. The stocks of these companies are often called "growth" stocks.
Although FMR focuses on investing the fund's assets in securities issued by larger-sized companies, FMR may also make substantial investments in securities issued by medium and smaller companies.
FMR may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers.
In buying and selling securities for the fund, FMR relies on fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.
In addition to the principal investment strategies discussed above, FMR may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.
FMR may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values. If FMR's strategies do not work as intended, the fund may not achieve its objective.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a growth style of investing. Equity securities in which the Fund invests are primarily common stock. The Fund seeks to reduce risk by diversifying among many companies and industries. The Fund may also invest in equity securities of large-cap companies that are located outside the United States.
The Fund’s subadviser seeks companies whose earnings are expected to grow consistently faster than those of other companies. In determining whether a company has favorable growth characteristics, the Fund’s subadviser analyzes such factors as:
• companies in businesses with above-average growth potential;
• companies with growth rates that the portfolio manager believes are sustainable over time and
• stocks with reasonable valuations relative to their growth potential.
The Fund’s subadviser may sell securities that it believes no longer meet the above criteria. The Fund may engage in active and frequent trading of portfolio securities.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected OppenheimerFunds, Inc. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Many factors affect the fund's performance. The fund's share price changes daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. The fund's reaction to these developments will be affected by the types of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. When a shareholder sells shares they may be worth more or less than what the shareholder paid for them, which means that the shareholder could lose money.
The following factors can significantly affect the fund's performance:
Stock Market Volatility. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. For example, large cap stocks can react differently from small cap stocks, and "growth" stocks can react differently from "value" stocks. Issuer, political, or economic developments can affect a single issuer, issuers within an industry or economic sector or geographic region, or the market as a whole. Terrorism and related geo-political risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.
Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets.  All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.
Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can affect a security's or instrument's value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers.
"Growth" Investing. "Growth" stocks can react differently to issuer, political, market, and economic developments than the market as a whole and other types of stocks. "Growth" stocks tend to be more expensive relative to their earnings or assets compared to other types of stocks. As a result, "growth"
stocks tend to be sensitive to changes in their earnings and more volatile than other types of stocks.
In response to market, economic, political, or other conditions, FMR may temporarily use a different investment strategy for defensive purposes. If FMR does so, different factors could affect the fund's performance and the fund may not achieve its investment objective.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
• Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Portfolio Turnover - a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.56%	0.50%
12b-1 Fees	0.10%	0.00%
Other Expenses	0.12%	0.23%26
Total Gross Expenses	0.78%	0.73%27
Waivers/Reimbursements	N/A	0.08%28
Total Net Expenses	0.78%29	0.65%
Total Share Class Assets (as of 12-31-2008)	$125,007,373	N/A
Total Fund Assets (as of 12-31-2008)	$271,323,158	N/A
Performance History (as of 12-31-2008)
3 Mo.	-25.59%	N/A
1 Yr.	-55.06%	N/A
3 Yrs.	-16.50%	N/A
5 Yrs.	-7.46%	N/A
10 Yrs.	-6.56%	N/A

The percentage of the Existing Fund’s assets for Service Class that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 24% as of 12/31/08.  This comprises approximately 11% of the Existing Fund’s total assets as of 12/31/08.

26 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of the administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 0.75%.

27 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

28 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.50% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

29 FMR has voluntarily agreed to reimburse Service Class of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed 0.95%. This arrangement may be discontinued by FMR at any time.

The Section 26 Applicants believe that the Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio and the NVIT – Oppenheimer NVIT Large Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – Oppenheimer NVIT Large Cap Growth Fund states that it will invest at least 80% of its assets in Large Cap stocks.  The Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio will invest in companies with above-average growth potential.  Both funds allow for the use of foreign securities.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio held 14% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-10	811-09407	333-81701	C000025683
Nationwide Variable Account-7	811-08666	033-89560	C000024647
Nationwide Variable Account-8	811-07357	033-62637	C000025678
Nationwide Variable Account-8	811-07357	033-62659	C000025677
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024728
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-56073	C000024721
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935

8.           Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio: Service Class 2 replaced by NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
	Existing Fund	Replacement Fund
	Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio: Service Class 2	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
Adviser:	Fidelity Management & Research Company (“FMR”)	Nationwide Fund Advisors
Sub-adviser(s):
Fidelity management & Research (U.K.) Inc.
Fidelity Research & Analysis Company
Fidelity Investments Japan Limited
Fidelity International Investment Advisors
Fidelity International Investment Advisors (U.K.) Limited
		Oppenheimer Funds, Inc.
Investment Objective:	Capital growth.	Long-term capital growth.
Investment Strategy:
FMR normally invests the fund's assets primarily in common stocks.
FMR invests the fund's assets in companies it believes have above-average growth potential. Growth may be measured by factors such as earnings or revenue. Companies with high growth potential tend to be companies with higher than average price/earnings (P/E) or price/book (P/B) ratios. Companies with strong growth potential often have new products, technologies, distribution channels, or other opportunities, or have a strong industry or market position. The stocks of these companies are often called "growth" stocks.
Although FMR focuses on investing the fund's assets in securities issued by larger-sized companies, FMR may also make substantial investments in securities issued by medium and smaller companies.
FMR may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers.
In buying and selling securities for the fund, FMR relies on fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.
In addition to the principal investment strategies discussed above, FMR may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.
FMR may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values. If FMR's strategies do not work as intended, the fund may not achieve its objective.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a growth style of investing. Equity securities in which the Fund invests are primarily common stock. The Fund seeks to reduce risk by diversifying among many companies and industries. The Fund may also invest in equity securities of large-cap companies that are located outside the United States.
The Fund’s subadviser seeks companies whose earnings are expected to grow consistently faster than those of other companies. In determining whether a company has favorable growth characteristics, the Fund’s subadviser analyzes such factors as:
• companies in businesses with above-average growth potential;
• companies with growth rates that the portfolio manager believes are sustainable over time and
• stocks with reasonable valuations relative to their growth potential.
The Fund’s subadviser may sell securities that it believes no longer meet the above criteria. The Fund may engage in active and frequent trading of portfolio securities.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected OppenheimerFunds, Inc. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Many factors affect the fund's performance. The fund's share price changes daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. The fund's reaction to these developments will be affected by the types of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. When a shareholder sells shares they may be worth more or less than what the shareholder paid for them, which means that the shareholder could lose money.
The following factors can significantly affect the fund's performance:
Stock Market Volatility. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. For example, large cap stocks can react differently from small cap stocks, and "growth" stocks can react differently from "value" stocks. Issuer, political, or economic developments can affect a single issuer, issuers within an industry or economic sector or geographic region, or the market as a whole. Terrorism and related geo-political risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.
Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets.  All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.
Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can affect a security's or instrument's value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers.
"Growth" Investing. "Growth" stocks can react differently to issuer, political, market, and economic developments than the market as a whole and other types of stocks. "Growth" stocks tend to be more expensive relative to their earnings or assets compared to other types of stocks. As a result, "growth"
stocks tend to be sensitive to changes in their earnings and more volatile than other types of stocks.
In response to market, economic, political, or other conditions, FMR may temporarily use a different investment strategy for defensive purposes. If FMR does so, different factors could affect the fund's performance and the fund may not achieve its investment objective.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
• Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Portfolio Turnover - a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.56%	0.50%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.13%	0.23%30
Total Gross Expenses	0.94%	0.98%31
Waivers/Reimbursements	N/A	0.08%32
Total Net Expenses	0.94%33	0.90%
Total Share Class Assets (as of 12-31-2008)	$24,068,661	N/A
Total Fund Assets (as of 12-31-2008)	$271,323,158	N/A
Performance History (as of 12-31-2008)
3 Mo.	-25.64%	N/A
1 Yr.	-55.12%	N/A
3 Yrs.	-16.62%	N/A
5 Yrs.	-7.61%	N/A
10 Yrs.	-6.71%	N/A

The percentage of the Existing Fund’s assets for Service Class 2 that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 5% as of 12/31/08.  This comprises approximately 4% of the Existing Fund’s total assets as of 12/31/08.

30 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of the administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.00%.

31 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

32 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.50% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

33 FMR has voluntarily agreed to reimburse Service Class 2 of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed 1.10%. This arrangement may be discontinued by FMR at any time.

The Section 26 Applicants believe that the Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio and the NVIT – Oppenheimer NVIT Large Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – Oppenheimer NVIT Large Cap Growth Fund states that it will invest at least 80% of its assets in Large Cap stocks.  The Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio will invest in companies with above-average growth potential.  Both funds allow for the use of foreign securities.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio held 14% of its net assets in foreign securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VA Separate Account 1	811-07708	333-54984	C000026816
Nationwide Provident VA Separate Account 1	811-07708	333-54990	C000026815
Nationwide Provident VA Separate Account A	811-06484	333-88163	C000026821
Nationwide Provident VA Separate Account A	811-06484	333-90081	C000026822
Nationwide Variable Account-7	811-08666	033-89560	C000024647

9.           Franklin Templeton Variable Insurance Products Trust – Templeton Global Income Securities Fund: Class 334 replaced by NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class III35
	Existing Fund	Replacement Fund
	Franklin Templeton Variable Insurance Products Trust – Templeton Global Income Securities Fund: Class 3	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class III
Adviser:	Franklin Advisers, Inc.	Nationwide Fund Advisors
Sub-adviser:	N/A	AllianceBernstein L.P.
Investment Objective:	High current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.	The Fund seeks a high level of current income consistent with preserving capital.
Investment Strategy:
Under normal market conditions, the Fund invests mainly in the debt securities of governments and their political subdivisions and agencies, supranational organizations, and companies located anywhere in the world, including emerging markets. Under normal market conditions the Fund expects to invest at least 40% of its net assets in foreign securities. A debt security obligates the issuer to the bondholders, both to repay a loan of money at a future date and generally to pay interest. Common debt securities are secured and unsecured bonds, bonds convertible into common stock, notes, and short-term debt investments.
The Fund focuses on "investment grade" debt securities. These are securities rated in the top four rating categories by independent rating organizations such as Standard &
Poor's or Moody's Investors Service. or, if unrated, determined by the Fund's manager to be of comparable quality. The Fund may also invest in debt securities that are rated below investment grade or, if unrated, determined by the manager to be of comparable quality, including high yield debt securities and debt securities that are in default at the time of purchase. The Fund may invest a portion of its net assets in such high yield, lower-rated debt securities, including debt obligations of emerging market issuers, and a small portion in defaulted debt securities.
Many debt securities of non-U.S. issuers, and especially emerging market issuers, are rated below investment grade or are unrated so that their selection depends on the manager's internal analysis. The Fund may invest in debt securities of any maturity, and the average maturity of debt securities in the Fund's portfolio will fluctuate depending on the manager's outlook on changing market, economic, and political conditions.
The Fund may invest, from time to time, in forward currency contracts, including engaging in cross-hedging, to try to hedge (protect) against currency exchange rate fluctuations or to generate income for the Fund. A forward currency contract is an agreement to buy or sell a specific currency at a future date and at a price set at the time of the contract. Cross-hedging is the practice of entering into a forward contract to sell an amount of a foreign currency when the Fund believes that foreign currency may suffer or enjoy a substantial movement against another currency.
The Fund may also enter into currency futures to try to hedge against currency exchange rate fluctuations, or to generate income for the Fund.

The Fund seeks to achieve its objective by investing, under normal circumstances, at least 80% of the value of its net assets in U.S. and foreign fixed-income securities offering the highest level of expected income while simultaneously minimizing market price fluctuations. The Fund may invest across all fixed-income sectors, and may invest in fixed-income securities with a range of varying maturities, from short- to long-term. Such securities may be denominated in either U.S. dollars or foreign currencies. The Fund’s subadviser actively manages the Fund’s assets in relation to market conditions and general economic conditions, and adjusts the Fund’s investments in an effort to best enable the Fund to achieve its investment objective. Therefore, the percentage of the Fund’s assets invested in a particular country or denominated in a particular currency will vary in accordance with the subadviser’s assessment of the relative yield and appreciation potential of such securities and the relationship of the country’s currency to the U.S. dollar. Nevertheless, the Fund normally invests at least 40% of the value of its net assets in securities of issuers organized or having a principal place of business outside the United States or doing a substantial amount of business outside the United States.
The securities in which the Fund may invest may pay interest on either a fixed-rate or a variable-rate basis, and may include:
• Corporate bonds;
• U.S. government securities and U.S. government agency securities;
• Foreign government and corporate bonds, including those of issuers in emerging market countries;
• Mortgage-backed securities;
• Asset-backed securities;
• Preferred stock;
• Commercial paper;
• High-yield bonds; and
• Derivatives, such as options and futures.
Under normal circumstances, the Fund invests at least 80% of the value of its net assets in fixed-income securities rated investment-grade at the time of investment.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected AllianceBernstein L.P. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Changes in global interest rates affect the prices of the Fund's debt securities. If rates rise, the value of the Fund's debt securities will fall and so too will the Fund's share price. You could lose money.
The Fund's main risks may affect the Fund's share price, its distributions or income and, therefore, the Fund's performance.
INTEREST RATE
Interest rate changes can be sudden and unpredictable. Debt securities tend to lose market value when interest rates rise and increase in value when interest rates fall. In general, securities with longer maturities or lower coupons are more sensitive to these rate changes. Increases in interest rates also may have an adverse effect on the issuers in which the Fund normally invests because they may find it difficult to make interest payments. A sub-category of interest rate risk is reinvestment risk, which is the risk that interest rates will be lower when the Fund seeks to reinvest interest payments, the proceeds from a matured debt security or a debt security that has been pre-paid (called), resulting in less income received by the Fund.
FOREIGN SECURITIES
Investing in foreign securities including securities of foreign governments typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.
Currency exchange rates. Foreign securities may be issued and traded in foreign currencies. As a result, their values may be affected by changes in exchange rates between foreign currencies and the U.S. dollar, as well as between currencies of countries other than the U.S. For example, if the value of the U.S. dollar goes up compared to a foreign currency, an investment traded in that foreign currency will go down in value because it will be worth fewer U.S. dollars. To the extent the Fund does not hedge, or successfully hedges, its currency exposure, these currency exchange rate changes can have a disproportionate impact on the Fund's performance, even accounting for most of the gain or loss in a particular period.
Political and economic developments. The political, economic and social structures of some countries in which the Fund invests may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets.  Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise shareholder rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund's investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and take into account with respect to the Fund's investments.
Trading practices. Brokerage commissions and other fees generally are higher for foreign securities. There may be less government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers than in the U.S. The procedures and rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.
Availability of information. Foreign issuers may be subject to less revealing disclosure, accounting, auditing and financial reporting standards and practices than U.S. issuers, and there may be less publicly available information about them.
Limited markets. Foreign securities markets may be illiquid, and even those that are generally considered to be liquid may become illiquid for short or extended periods.
Certain foreign securities may be less liquid and more volatile than many U.S. securities, which could limit the Fund's ability to sell them at favorable prices.
Emerging markets. The Fund's investments in emerging market countries are subject to all the risks of foreign investing generally, and have additional, heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets. These countries also are more likely to experience high levels of inflation, deflation or currency devaluation, which can harm their economies and securities markets and increase volatility. Short-term volatility in these markets, and declines of 50% or more, are not unusual.  Restrictions on currency trading that may be imposed by emerging market countries will have an adverse effect on the value of the securities of companies that trade or operate in such countries.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Interest rate risk – generally, when interest rates go up, the value of fixed-income securities goes down.
• Credit risk – a bond issuer may be unable to pay the interest or principal when due. This risk is more pronounced with high-yield bonds and other lower-rated securities.
• Liquidity risk – is the risk that a security cannot be sold, or cannot be sold quickly, at an acceptable price.
• Prepayment, call and redemption risk – certain bonds will be paid off by the issuer more quickly than anticipated. If this happens, the Fund may be required to invest the proceeds in securities with lower yields.
• Extension risk – when interest rates rise, certain bond obligations will be paid off by the issuer more slowly than anticipated. This can cause the market value of the security to fall because the market may view its interest rate as too low for a longer-term investment.
• Mortgage- and asset-backed securities risk – these securities are subject to prepayment and extension risk, as described above. Additionally, through its investments in mortgage-backed securities, including those issued by private lenders, a Fund may have some exposure to subprime loans, as well as to the mortgage and credit markets generally. Subprime loans, which are loans made to borrowers with weakened credit histories, have had in many cases higher default rates than loans that meet government underwriting requirements. The credit quality of most asset-backed securities depends primarily on the credit quality of the assets underlying such securities, how well the entity issuing the security is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancement of the securities. Unlike mortgage-backed securities, asset-backed securities may not have the benefit of any security interest in the related asset.
• Lower-rated securities risk – refers to the risk that the Fund’s investment in high-yield bonds and other lower-rated bonds will subject the Fund to substantial risk of loss.
• Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Emerging markets risk – a magnification of the risks that affect all foreign investments. These risks are greater for securities of companies or governments in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.50%36	0.55%
12b-1 Fees	0.25%37	0.00%
Other Expenses	0.14%	0.35%38
Total Gross Expenses	0.89%	0.90%39
Waivers/Reimbursements	N/A	0.01%40
Total Net Expenses	0.89%	0.89%
Total Share Class Assets (as of 12-31-2008)	$128,238,541	N/A
Total Fund Assets (as of 12-31-2008)	$1,185,288,814	N/A
Performance History (as of 12-31-2008)
3 Mo.	4.02%	N/A
1 Yr.	6.21%	N/A
3 Yrs.	9.99%	N/A
5 Yrs.	8.14%	N/A
10 Yrs.	8.17%	N/A

34 This underlying mutual fund assess (or reserves the right to assess) a short-term trading fee.

35 This underlying mutual fund assess (or reserves the right to assess) a short-term trading fee.

36 The Fund administration fee is paid indirectly through the management fee.

37 While the maximum amount payable under the Fund's Class 3 rule 12b-1 plan is 0.35% of the Fund's average daily net assets per year, the Fund's board of trustees has set the current rate at 0.25% per year through April 30, 2009.

38 “Other Expenses” include administrative services fees which currently are 0.25%.

39 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

40 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.64% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

The percentage of the Existing Fund’s assets for Class 3 that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 98% as of 12/31/08.  This comprises approximately 11% of the Existing Fund’s total assets as of 12/31/08.
The Section 26 Applicants believe that the Franklin Templeton Variable Insurance Products Trust – Templeton Global Income Securities Fund and the NVIT – AllianceBernstein NVIT Global Fixed Income Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – AllianceBernstein NVIT Global Fixed Income Fund states that it will invest at least 80% of its assets in U.S. and foreign fixed-income rated securities.  The Franklin Templeton Variable Insurance Products Trust – Templeton Global Income Securities Fund will invest at least 80% of its assets in investment grade debt securities rated by Standard & Poor’s or Moody’s Investors Service.  Both funds allow for the use of derivatives securities, convertible securities, asset-backed and foreign securities without limitation.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the Franklin Templeton Variable Insurance Products Trust – Templeton Global Income Securities Fund held 93% of its net assets in foreign securities, but did not hold any derivatives securities, convertible securities or asset-backed securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-71763	C000026803
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account 1	811-04460	333-84475	C000026801

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500
Nationwide Variable Account-II	811-03330	333-105992	C000057806
Nationwide Variable Account-II	811-03330	333-140621	C000047667
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VL Separate Account-G	811-21697	333-146073	C000054985
Nationwide VL Separate Account-G	811-21697	333-146650	C000056759
Nationwide VL Separate Account-G	811-21697	333-149213	C000063035
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944
Nationwide VLI Separate Account-7	811-21610	333-146649	C000056757
Nationwide VLI Separate Account-7	811-21610	333-149295	C000063404

10.           Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund: Class 2 replaced by NVIT – Templeton NVIT International Value Fund: Class III41
	Existing Fund	Replacement Fund
	Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund: Class 2	NVIT – Templeton NVIT International Value Fund: Class III
Adviser:	Templeton Investment Counsel, LLC	Nationwide Fund Advisors
Sub-adviser:	N/A	Templeton Investment Counsel, LLC
Investment Objective:	Long-term capital growth.	The Fund seeks to maximize total return, consisting of capital appreciation and/or current income.
Investment Strategy:
Under normal market conditions, the Fund invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.
Shareholders will be given at least 60 days' advance notice of any change to this 80% policy. Under normal market conditions, the Fund invests predominantly in equity securities, and, while there are no set percentage targets, the Fund invests primarily to predominantly in large to medium capitalization companies with market capitalization values (share price multiplied by the number of common shares outstanding) greater than $2 billion. The Fund also invests in American, European and Global Depositary
Receipts. These are certificates typically issued by a bank or trust company that give the holders the rights to receive securities issued by a foreign or domestic bank.
An equity security, or stock, represents a proportionate share of the ownership of a company; its value is based on the success of the company's business, any income paid to stockholders, the value of its assets, and general market conditions. Common and preferred stocks, and securities convertible into common stock, are examples of equity securities.
The Fund may, from time to time, have significant investments in one or more countries or in particular sectors such as financial services.
The Fund may use various derivative instruments and strategies seeking to protect its assets, implement a cash management strategy or enhance its returns.
No more than 5% of the Fund's total assets may be invested in, or exposed to, options and swap agreements (as measured at the time of investment). With derivatives, the manager attempts to predict whether an underlying investment will increase or decrease in value at some future time. The manager considers various factors, such as availability and cost, in deciding whether to use a particular instrument or strategy.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States. Some of these countries may be considered to be emerging market countries. Equity securities in which the Fund invests are primarily common stock. The Fund may invest in equity securities issued by companies of any market capitalization, including mid- and small-cap companies. The Fund also may use derivatives, such as futures and options, either as a substitute for taking a position in an underlying asset, to increase returns or as part of a hedging strategy.
In selecting securities for the Fund, the subadviser applies a “bottom-up,” long-term, value style of investing, which involves buying securities whose market prices appear to be intrinsically undervalued relative to their earnings, book value, cash flow, profit margins and other measures of value. The Fund’s subadviser seeks to achieve the Fund’s objective by identifying companies that offer above-average opportunities for capital appreciation in various countries and industries where economic and political factors, including currency movements, are favorable to capital growth. The Fund, from time to time, may have significant investments in one or more countries or in particular sectors, such as financial institutions or industrial companies.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected Templeton Investment Counsel, LLC as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Because the securities the Fund holds fluctuate in price, the value of your investment in the Fund will go up and down. You could lose money.
The Fund's main risks may affect the Fund's share price, its distributions or income and, therefore, the Fund's performance.
STOCKS
Although this may not be the case in foreign markets, in the U.S. stocks historically have outperformed other types of investments over the long term. Individual stock prices, however, tend to go up and down more dramatically. These price movements may result from factors affecting individual companies or industries, or the securities markets as a whole. A slower growth or recessionary economic environment could have an adverse effect on the price of the various stocks held by the Fund.
VALUE STYLE INVESTING
Value stock prices are considered "cheap" relative to the company's perceived value and are often out of favor with other investors. The manager may invest in such stocks if it believes the market may have overreacted to adverse developments or failed to appreciate positive changes. However, if other investors fail to recognize the company's value (and do not become buyers, or if they become sellers or favor investing in faster growing companies), value stocks may not increase in value as anticipated by the manager and may even decline in value.
FOREIGN SECURITIES
Investing in foreign securities typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.
Currency exchange rates. Foreign securities may be issued and traded in foreign currencies. As a result, their values may be affected by changes in exchange rates between foreign currencies and the U.S. dollar, as well as between currencies of countries other than the U.S. For example, if the value of the U.S. dollar goes up compared to a foreign currency, an investment traded in that foreign currency will go down in value because it will be worth fewer U.S. dollars. To the extent the Fund does not hedge, or successfully hedges, its currency exposure, these currency exchange rate changes can have a disproportionate impact on the Fund's performance, even accounting for most of the gain or loss in a particular period.
Political and economic developments. The political, economic and social structures of some countries in which the Fund invests may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets.  Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise shareholder rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund's investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and take into account with respect to the Fund's investments.
Trading practices. Brokerage commissions and other fees generally are higher for foreign securities. There may be less effective government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers than in the U.S. The procedures and rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.
Availability of information. Foreign companies may be subject to less revealing disclosure, accounting, auditing and financial reporting standards and practices than U.S.
companies, and there may be less publicly available information about them.
Limited markets. Foreign securities markets may be less liquid, and even those that are generally considered to be liquid may become illiquid for short or extended periods.  Certain foreign securities may be less liquid and more volatile than many U.S. securities, which could limit the Fund's ability to sell them at favorable prices.
Emerging markets. The Fund's investments in emerging market countries are subject to all the risks of foreign investing generally, and have additional, heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets. These countries also are more likely to experience high levels of inflation, deflation or currency devaluation, which can harm their economies and securities markets and increase volatility. Short-term volatility in these markets, and declines of 50% or more, are not unusual. Restrictions on currency trading that may be imposed by emerging market countries will have an adverse effect on the value of the securities of companies that trade or operate in such countries.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Stock market risk - the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Emerging markets risk – a magnification of the risks that apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
• Small-cap and Mid-cap risk – stocks of small and mid-sized companies may be more volatile and less liquid than larger company stocks. In general, stocks of small- and mid-cap companies trade in lower volumes, may be less liquid, and are subject to greater or more unpredictable price changes than stocks of large-cap companies or the market overall. Small- and mid-cap companies may have limited product lines or markets, be less financially secure than larger companies or depend on a small number of key personnel. If adverse developments occur, such as due to management changes or product failure, the Fund’s investment in a small- or mid-cap company may lose substantial value. Investing in small- and mid-cap companies requires a longer term investment view and may not be appropriate for all investors.
• Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
• Value style risk - over time, a value investing style may go in and out of favor, causing the Fund to sometimes underperform other equity funds that use different investing styles. Value stocks can react differently to issuer, political, market and economic developments than the market overall and other types of stocks. In addition, the Fund’s value approach carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.
• Country or Sector risk – if the Fund emphasizes one or more countries or economic sectors, it may be more susceptible to the financial, market, political or economic events affecting the particular issuers and industries participating in such countries or sectors than funds that do not emphasize particular countries or sectors.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.63%	0.75%
12b-1 Fees	0.25%	0.00%
Other Expenses	0.16%	0.27%42
Total Gross Expenses	1.04%	1.02%43
Waivers/Reimbursements	0.02%44	N/A45
Total Net Expenses	1.02%	1.02%
Total Share Class Assets (as of 12-31-2008)	$1,702,348,737	N/A
Total Fund Assets (as of 12-31-2008)	$2,250,314,784	N/A
Performance History (as of 12-31-2008)
3 Mo.	-19.82%	N/A
1 Yr.	-40.38%	N/A
3 Yrs.	-5.80%	N/A
5 Yrs.	1.77%	N/A
10 Yrs.	1.74%	N/A

41 This underlying mutual fund assess (or reserves the right to assess) a short-term trading fee.

42 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of the administrative services fees were charged, total operating expenses would be 1.12%.

43 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

44 The investment manager has agreed in advance to reduce its fee to reflect reduced services from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the “acquired fund” in this case). This reduction is required by the Fund's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.

45 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.87% until at least May 1, 2010. This  limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are expected to operate below the expense limitation.

The percentage of the Existing Fund’s assets for Class 2 that will be transferred to the Replacement Fund pursuant to the Substitution is less than 1% as of 12/31/08.  This comprises less than 1% of the Existing Fund’s total assets as of 12/31/08.
The Section 26 Applicants believe that the Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund and the NVIT – Templeton NVIT International Value Fund have similar investment objectives and substantially similar policies and risks.  Both the NVIT – Templeton NVIT International Value Fund and the Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund will invest at least 80% of assets in issuers located outside the U.S., including those in emerging markets.  The Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund caps its exposure to no more than 5% of assets in derivatives securities.  The NVIT – Templeton NVIT International Value Fund does not have a cap on its exposure to derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-105992	C000024500

11.           Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund: Class 346 replaced by NVIT – Templeton NVIT International Value Fund: Class III47
	Existing Fund	Replacement Fund
	Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund: Class 3	NVIT – Templeton NVIT International Value Fund: Class III
Adviser:	Templeton Investment Counsel, LLC	Nationwide Fund Advisors
Sub-adviser:	N/A	Templeton Investment Counsel, LLC
Investment Objective:	Long-term capital growth.	The Fund seeks to maximize total return, consisting of capital appreciation and/or current income.
Investment Strategy:
Under normal market conditions, the Fund invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.
Shareholders will be given at least 60 days' advance notice of any change to this 80% policy. Under normal market conditions, the Fund invests predominantly in equity securities, and, while there are no set percentage targets, the Fund invests primarily to predominantly in large to medium capitalization companies with market capitalization values (share price multiplied by the number of common shares outstanding) greater than $2 billion. The Fund also invests in American, European and Global Depositary
Receipts. These are certificates typically issued by a bank or trust company that give the holders the rights to receive securities issued by a foreign or domestic bank.
An equity security, or stock, represents a proportionate share of the ownership of a company; its value is based on the success of the company's business, any income paid to stockholders, the value of its assets, and general market conditions. Common and preferred stocks, and securities convertible into common stock, are examples of equity securities.
The Fund may, from time to time, have significant investments in one or more countries or in particular sectors such as financial services.
The Fund may use various derivative instruments and strategies seeking to protect its assets, implement a cash management strategy or enhance its returns.
No more than 5% of the Fund's total assets may be invested in, or exposed to, options and swap agreements (as measured at the time of investment). With derivatives, the manager attempts to predict whether an underlying investment will increase or decrease in value at some future time. The manager considers various factors, such as availability and cost, in deciding whether to use a particular instrument or strategy.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States. Some of these countries may be considered to be emerging market countries. Equity securities in which the Fund invests are primarily common stock. The Fund may invest in equity securities issued by companies of any market capitalization, including mid- and small-cap companies. The Fund also may use derivatives, such as futures and options, either as a substitute for taking a position in an underlying asset, to increase returns or as part of a hedging strategy.
In selecting securities for the Fund, the subadviser applies a “bottom-up,” long-term, value style of investing, which involves buying securities whose market prices appear to be intrinsically undervalued relative to their earnings, book value, cash flow, profit margins and other measures of value. The Fund’s subadviser seeks to achieve the Fund’s objective by identifying companies that offer above-average opportunities for capital appreciation in various countries and industries where economic and political factors, including currency movements, are favorable to capital growth. The Fund, from time to time, may have significant investments in one or more countries or in particular sectors, such as financial institutions or industrial companies.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected Templeton Investment Counsel, LLC as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Because the securities the Fund holds fluctuate in price, the value of your investment in the Fund will go up and down. You could lose money.
The Fund's main risks may affect the Fund's share price, its distributions or income and, therefore, the Fund's performance.
STOCKS
Although this may not be the case in foreign markets, in the U.S. stocks historically have outperformed other types of investments over the long term. Individual stock prices, however, tend to go up and down more dramatically. These price movements may result from factors affecting individual companies or industries, or the securities markets as a whole. A slower growth or recessionary economic environment could have an adverse effect on the price of the various stocks held by the Fund.
VALUE STYLE INVESTING
Value stock prices are considered "cheap" relative to the company's perceived value and are often out of favor with other investors. The manager may invest in such stocks if it believes the market may have overreacted to adverse developments or failed to appreciate positive changes. However, if other investors fail to recognize the company's value (and do not become buyers, or if they become sellers or favor investing in faster growing companies), value stocks may not increase in value as anticipated by the manager and may even decline in value.
FOREIGN SECURITIES
Investing in foreign securities typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.
Currency exchange rates. Foreign securities may be issued and traded in foreign currencies. As a result, their values may be affected by changes in exchange rates between foreign currencies and the U.S. dollar, as well as between currencies of countries other than the U.S. For example, if the value of the U.S. dollar goes up compared to a foreign currency, an investment traded in that foreign currency will go down in value because it will be worth fewer U.S. dollars. To the extent the Fund does not hedge, or successfully hedges, its currency exposure, these currency exchange rate changes can have a disproportionate impact on the Fund's performance, even accounting for most of the gain or loss in a particular period.
Political and economic developments. The political, economic and social structures of some countries in which the Fund invests may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets.  Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise shareholder rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund's investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and take into account with respect to the Fund's investments.
Trading practices. Brokerage commissions and other fees generally are higher for foreign securities. There may be less effective government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers than in the U.S. The procedures and rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.
Availability of information. Foreign companies may be subject to less revealing disclosure, accounting, auditing and financial reporting standards and practices than U.S.
companies, and there may be less publicly available information about them.
Limited markets. Foreign securities markets may be less liquid, and even those that are generally considered to be liquid may become illiquid for short or extended periods.  Certain foreign securities may be less liquid and more volatile than many U.S. securities, which could limit the Fund's ability to sell them at favorable prices.
Emerging markets. The Fund's investments in emerging market countries are subject to all the risks of foreign investing generally, and have additional, heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets. These countries also are more likely to experience high levels of inflation, deflation or currency devaluation, which can harm their economies and securities markets and increase volatility. Short-term volatility in these markets, and declines of 50% or more, are not unusual. Restrictions on currency trading that may be imposed by emerging market countries will have an adverse effect on the value of the securities of companies that trade or operate in such countries.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Stock market risk - the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Emerging markets risk – a magnification of the risks that apply to all foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
• Small-cap and Mid-cap risk – stocks of small and mid-sized companies may be more volatile and less liquid than larger company stocks. In general, stocks of small- and mid-cap companies trade in lower volumes, may be less liquid, and are subject to greater or more unpredictable price changes than stocks of large-cap companies or the market overall. Small- and mid-cap companies may have limited product lines or markets, be less financially secure than larger companies or depend on a small number of key personnel. If adverse developments occur, such as due to management changes or product failure, the Fund’s investment in a small- or mid-cap company may lose substantial value. Investing in small- and mid-cap companies requires a longer term investment view and may not be appropriate for all investors.
• Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
• Value style risk - over time, a value investing style may go in and out of favor, causing the Fund to sometimes underperform other equity funds that use different investing styles. Value stocks can react differently to issuer, political, market and economic developments than the market overall and other types of stocks. In addition, the Fund’s value approach carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.
• Country or Sector risk – if the Fund emphasizes one or more countries or economic sectors, it may be more susceptible to the financial, market, political or economic events affecting the particular issuers and industries participating in such countries or sectors than funds that do not emphasize particular countries or sectors.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.63%	0.75%
12b-1 Fees	0.25%48	0.00%
Other Expenses	0.16%	0.27%49
Total Gross Expenses	1.04%	1.02%50
Waivers/Reimbursements	0.02%51	N/A52
Total Net Expenses	1.02%	1.02%
Total Share Class Assets (as of 12-31-2008)	$270,984,358	N/A
Total Fund Assets (as of 12-31-2008)	$2,250,314,784	N/A
Performance History (as of 12-31-2008)
3 Mo.	-19.85%	N/A
1 Yr.	-40.39%	N/A
3 Yrs.	-5.80%	N/A
5 Yrs.	1.77%	N/A
10 Yrs.	1.73%	N/A

46 This underlying mutual fund assess (or reserves the right to assess) a short-term trading fee.

47 This underlying mutual fund assess (or reserves the right to assess) a short-term trading fee.

48 While the maximum amount payable under the Fund's Class 3 rule 12b-1 plan is 0.35% of the Fund's average daily net assets per year, the Fund's board of trustees has set the current rate at 0.25% per year through April 30, 2009.

49 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of the administrative services fees were charged, total operating expenses would be 1.12%.

50 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

51 The investment manager has agreed in advance to reduce its fee to reflect reduced services from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund, which is the “acquired fund” in this case). This reduction is required by the board of trustees and an exemptive order by the Securities and Exchange
Commission; this arrangement will continue as long as the exemptive order is relied upon.

52 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.87% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are expected to operate below the expense limitation.

The percentage of the Existing Fund’s assets for Class 3 that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 100% as of 12/31/08.  This comprises approximately 12% of the Existing Fund’s assets as of 12/31/08.
The Section 26 Applicants believe that the Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund and the NVIT – Templeton NVIT International Value Fund have similar investment objectives and substantially similar policies and risks.  Both the NVIT – Templeton NVIT International Value Fund and the Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund will invest at least 80% of assets in issuers located outside the U.S., including those in emerging markets.  The Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund caps its exposure to no more than 5% of assets in derivatives securities.  The NVIT – Templeton NVIT International Value Fund does not have a cap on its exposure to derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account	811-02716	002-58043	C000024492
Nationwide Variable Account	811-02716	333-80481	C000024493
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide Variable Account-II	811-03330	333-103093	C000024503

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500
Nationwide Variable Account-II	811-03330	333-105992	C000057806
Nationwide Variable Account-II	811-03330	333-140621	C000047667
Nationwide Variable Account-II	811-03330	333-147198	C000057700
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VL Separate Account-G	811-21697	333-146073	C000054985
Nationwide VL Separate Account-G	811-21697	333-146650	C000056759
Nationwide VL Separate Account-G	811-21697	333-149213	C000063035
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944
Nationwide VLI Separate Account-7	811-21610	333-146649	C000056757
Nationwide VLI Separate Account-7	811-21610	333-149295	C000063404

12.           Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares replaced by NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
	Existing Fund	Replacement Fund
	Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
Adviser:	OppenheimerFunds	Nationwide Fund Advisors
Sub-adviser:	N/A	Oppenheimer Funds, Inc.
Investment Objective:	Capital appreciation by investing in securities of well-known, established companies.	Long-term capital growth.
Investment Strategy:
What Does the Fund Mainly Invest In? The Fund invests mainly in common stocks of "growth companies." These may be newer companies or established companies of any capitalization range that the portfolio manager believes may appreciate in value over the long term. The Fund currently focuses mainly on large-cap and mid-cap domestic companies, but can buy foreign stocks as well.
How Does the Portfolio Manager Decide What Securities to Buy or Sell? The Fund's portfolio manager looks primarily for growth companies that he believes have reasonably priced stock in relation to overall stock market valuations. The portfolio manager focuses on factors that may vary in particular cases and over time in seeking broad diversification of the Fund's portfolio among industries and market sectors. Currently the portfolio manager looks for:
• companies in businesses with above-average growth potential,
• companies with growth rates that the portfolio manager believes are sustainable over time,
• stocks with reasonable valuations relative to their growth potential.
Who Is the Fund Designed For? The Fund's shares are available only as an investment option under certain variable annuity contracts, variable life insurance policies and investment plans offered through insurance company separate accounts of participating insurance companies, for investors seeking capital appreciation in their investment over the long term, from investments in common stocks of well-known companies. Those investors should be willing to assume the risks of short-term share price fluctuations that are typical for a fund focusing on stock investments. Since the Fund's income level will fluctuate and will likely be small, it is not designed for investors needing an assured level of current income. The Fund is not a complete investment program.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a growth style of investing. Equity securities in which the Fund invests are primarily common stock. The Fund seeks to reduce risk by diversifying among many companies and industries. The Fund may also invest in equity securities of large-cap companies that are located outside the United States.
The Fund’s subadviser seeks companies whose earnings are expected to grow consistently faster than those of other companies. In determining whether a company has favorable growth characteristics, the Fund’s subadviser analyzes such factors as:
• companies in businesses with above-average growth potential;
• companies with growth rates that the portfolio manager believes are sustainable over time and
• stocks with reasonable valuations relative to their growth potential.
The Fund’s subadviser may sell securities that it believes no longer meet the above criteria. The Fund may engage in active and frequent trading of portfolio securities.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected OppenheimerFunds, Inc. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
All investments have some degree of risk. The Fund's investments are subject to changes in their value from a number of factors described below.  There is also the risk that poor security selection by the Fund's investment manager, OppenheimerFunds, Inc. (the "Manager"), will cause the Fund to underperform other funds having a similar objective.
Changes in the overall market prices of securities and the income they pay can occur at any time. The share price of the Fund will change daily based on changes in market conditions, market prices of securities and in response to other economic events.
Risks of Investing in Stocks. Stocks fluctuate in price, and their short-term volatility at times may be great. Because the Fund currently invests primarily in common stocks of U. S. companies, the value of the Fund's portfolio will be affected by changes in the stock markets. Market risk will affect the Fund's net asset values per share, which will fluctuate as the values of the Fund's portfolio securities change. A variety of factors can affect the price of a particular stock and the prices of individual stocks do not all move in the same direction uniformly or at the same time. Different stock markets may behave differently from each other. Securities in the Fund's portfolio may not increase as much as the market as a whole. Growth stocks may at times be favored by the market and at other times may be out of favor. Some securities may be inactively traded, and therefore, may not be readily bought or sold. Although some growth stocks may appreciate quickly, investors should not expect the Fund's investments to act in this manner. The Fund is designed for long-term capital appreciation.
Other factors can affect a particular stock's price, such as poor earnings reports by the issuer, loss of major customers, major litigation against the issuer, or changes in government regulations affecting the issuer. The Fund invests mainly in securities of larger capitalization companies, but can also invest in smaller capitalization companies, which may have more volatile stock prices than larger companies.
Industry and Sector Focus. At times the Fund may increase the relative emphasis of its investments in a particular industry or sector. The prices of stocks of issuers in a particular industry or sector may go up and down in response to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry or sector more than others. To the extent that the Fund increases the relative emphasis of its investments in a particular industry or sector, its share values may fluctuate in response to events affecting that industry or sector. To some extent that risk may be limited by the Fund's policy of not concentrating 25% or more of its total assets in investments in any one industry or group of industries.
Risks of Growth Stocks. Stocks of growth companies may offer opportunities for greater capital appreciation but may be more volatile than stocks of larger, more established companies. If the company's earnings growth fails to increase as expected, the stock price of a growth company may decline sharply.
Risks of Foreign Investing. The change in value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency. Foreign issuers are not subject to the same accounting and disclosure requirements that U.S. companies are subject to. The value of foreign investments may be affected by exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, delays in settlement of transactions, changes in governmental economic or monetary policy in the U.S. or abroad, or other economic or political factors.
Additionally, if the Fund invests a significant amount of its assets in foreign securities, it may be exposed to "time-zone arbitrage" attempts by investors seeking to take advantage of the differences in value of foreign securities that might result from events that occur after the close of the foreign securities market on which a foreign security is traded and before the close of the New York Stock Exchange (the "NYSE") that day, when the Fund's net asset value is calculated. If such time-zone arbitrage were successful, it might dilute the interests of other shareholders. However, the Fund's use of "fair value pricing" to adjust the closing market prices of foreign securities under certain circumstances, to reflect what the Manager and the Board believe to be their fair value may help deter those activities.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
• Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Portfolio Turnover - a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.64%53	0.50%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.01%54	0.23%55
Total Gross Expenses	0.65%	0.73%56
Waivers/Reimbursements	N/A	0.08%57
Total Net Expenses	0.65%	0.65%
Total Share Class Assets (as of 12-31-2008)	$815,371,675	N/A
Total Fund Assets (as of 12-31-2008)	$1,129,363,295	N/A
Performance History (as of 12-31-2008)
3 Mo.	-27.73%	N/A
1 Yr.	-45.59%	N/A
3 Yrs.	-12.60%	N/A
5 Yrs.	-5.63%	N/A
10 Yrs.	-1.21%	N/A

The percentage of the Existing Fund’s assets for Non-Service Shares that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 24% as of 12/31/08.  This comprises approximately 17% of the Existing Fund’s total assets as of 12/31/08.
The Section 26 Applicants believe that the Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA and the NVIT – Oppenheimer NVIT Large Cap

53 Under the investment advisory agreement, the Fund pays the Manager an advisory fee at an annual rate that declines on additional assets as the Fund grows:
0.75% of the first $200 million of average annual net assets,
0.72% of the next $200 million,
0.69% of the next $200 million,
0.66% of the next $200 million, and
0.60% of average annual net assets over $800 million.
The Fund's management fee for its fiscal year ended December 31, 2007, was 0.64% of the Fund's average annual net assets for each class of shares.

54 “Other Expenses” include transfer agent fees, custodial fees, and accounting and legal expenses the Fund pays. The Fund's transfer agent has voluntarily agreed to limit transfer and shareholder servicing agent fees to 0.35% per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended December 31, 2007, the transfer agent fees did not exceed the expense limitation described above. The Fund also receives certain credits from the Fund's custodian that, during the fiscal year, reduced its custodial expenses for both classes less than 0.01% of average daily net assets.

55 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of the administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 0.75%.

56 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

57 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.50% f until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – Oppenheimer NVIT Large Cap Growth Fund states that it will invest at least 80% of assets in Large Cap stocks.  The Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA will invest primarily in large-cap and mid-cap stocks.  Both funds allow for the use of derivatives securities and foreign securities without limitation.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA held 15% of its net assets in foreign securities, but did not hold any derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-38463	C000026854
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	033-55470	C000026840
Nationwide Provident VLI Separate Account 1	811-04460	333-71763	C000026803
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account 1	811-04460	333-84475	C000026801
Nationwide Provident VLI Separate Account 1	811-04460	333-98629	C000026804
Nationwide Provident VLI Separate Account A	811-08722	033-83138	C000026813
Nationwide Provident VLI Separate Account A	811-08722	333-10321	C000026814
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Provident VLI Separate Account A	811-08722	333-98631	C000026809
Nationwide VA Separate Account-B	811-06399	033-86408	C000025690
Nationwide Variable Account-10	811-09407	333-81701	C000025683
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide Variable Account-8	811-07357	033-62637	C000025678
Nationwide Variable Account-8	811-07357	033-62659	C000025677
Nationwide Variable Account-9	811-08241	333-28995	C000024730
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-28995	C000024727
Nationwide Variable Account-9	811-08241	333-28995	C000024728
Nationwide Variable Account-9	811-08241	333-52579	C000024732

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-56073	C000024721
Nationwide Variable Account-9	811-08241	333-69014	C000025679
Nationwide Variable Account-9	811-08241	333-75360	C000025680
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VL Separate Account-G	811-21697	333-146073	C000054985
Nationwide VL Separate Account-G	811-21697	333-146650	C000056759
Nationwide VL Separate Account-G	811-21697	333-149213	C000063035
Nationwide VLI Separate Account-2	811-05311	033-16999	C000026121
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-2	811-05311	033-63179	C000026123
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944
Nationwide VLI Separate Account-7	811-21610	333-146649	C000056757
Nationwide VLI Separate Account-7	811-21610	333-149295	C000063404

13.           Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA: Service Shares replaced by NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
	Existing Fund	Replacement Fund
	Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA: Service Shares	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
Adviser:	OppenheimerFunds	Nationwide Fund Advisors
Sub-adviser:	N/A	Oppenheimer Funds, Inc.
Investment Objective:	Capital appreciation by investing in securities of well-known, established companies.	Long-term capital growth.
Investment Strategy:
What Does the Fund Mainly Invest In? The Fund invests mainly in common stocks of "growth companies." These may be newer companies or established companies of any capitalization range that the portfolio manager believes may appreciate in value over the long term. The Fund currently focuses mainly on large-cap and mid-cap domestic companies, but can buy foreign stocks as well.
How Does the Portfolio Manager Decide What Securities to Buy or Sell? The Fund's portfolio manager looks primarily for growth companies that he believes have reasonably priced stock in relation to overall stock market valuations. The portfolio manager focuses on factors that may vary in particular cases and over time in seeking broad diversification of the Fund's portfolio among industries and market sectors. Currently the portfolio manager looks for:
• companies in businesses with above-average growth potential,
• companies with growth rates that the portfolio manager believes are sustainable over time,
• stocks with reasonable valuations relative to their growth potential.
Who Is the Fund Designed For? The Fund's shares are available only as an investment option under certain variable annuity contracts, variable life insurance policies and investment plans offered through insurance company separate accounts of participating insurance companies, for investors seeking capital appreciation in their investment over the long term, from investments in common stocks of well-known companies. Those investors should be willing to assume the risks of short-term share price fluctuations that are typical for a fund focusing on stock investments. Since the Fund's income level will fluctuate and will likely be small, it is not designed for investors needing an assured level of current income. The Fund is not a complete investment program.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a growth style of investing. Equity securities in which the Fund invests are primarily common stock. The Fund seeks to reduce risk by diversifying among many companies and industries. The Fund may also invest in equity securities of large-cap companies that are located outside the United States.
The Fund’s subadviser seeks companies whose earnings are expected to grow consistently faster than those of other companies. In determining whether a company has favorable growth characteristics, the Fund’s subadviser analyzes such factors as:
• companies in businesses with above-average growth potential;
• companies with growth rates that the portfolio manager believes are sustainable over time and
• stocks with reasonable valuations relative to their growth potential.
The Fund’s subadviser may sell securities that it believes no longer meet the above criteria. The Fund may engage in active and frequent trading of portfolio securities.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected OppenheimerFunds, Inc. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
All investments have some degree of risk. The Fund's investments are subject to changes in their value from a number of factors described below.  There is also the risk that poor security selection by the Fund's investment manager, OppenheimerFunds, Inc. (the "Manager"), will cause the Fund to underperform other funds having a similar objective.
Changes in the overall market prices of securities and the income they pay can occur at any time. The share price of the Fund will change daily based on changes in market conditions, market prices of securities and in response to other economic events.
Risks of Investing in Stocks. Stocks fluctuate in price, and their short-term volatility at times may be great. Because the Fund currently invests primarily in common stocks of U. S. companies, the value of the Fund's portfolio will be affected by changes in the stock markets. Market risk will affect the Fund's net asset values per share, which will fluctuate as the values of the Fund's portfolio securities change. A variety of factors can affect the price of a particular stock and the prices of individual stocks do not all move in the same direction uniformly or at the same time. Different stock markets may behave differently from each other. Securities in the Fund's portfolio may not increase as much as the market as a whole. Growth stocks may at times be favored by the market and at other times may be out of favor. Some securities may be inactively traded, and therefore, may not be readily bought or sold. Although some growth stocks may appreciate quickly, investors should not expect the Fund's investments to act in this manner. The Fund is designed for long-term capital appreciation.
Other factors can affect a particular stock's price, such as poor earnings reports by the issuer, loss of major customers, major litigation against the issuer, or changes in government regulations affecting the issuer. The Fund invests mainly in securities of larger capitalization companies, but can also invest in smaller capitalization companies, which may have more volatile stock prices than larger companies.
Industry and Sector Focus. At times the Fund may increase the relative emphasis of its investments in a particular industry or sector. The prices of stocks of issuers in a particular industry or sector may go up and down in response to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry or sector more than others. To the extent that the Fund increases the relative emphasis of its investments in a particular industry or sector, its share values may fluctuate in response to events affecting that industry or sector. To some extent that risk may be limited by the Fund's policy of not concentrating 25% or more of its total assets in investments in any one industry or group of industries.
Risks of Growth Stocks. Stocks of growth companies may offer opportunities for greater capital appreciation but may be more volatile than stocks of larger, more established companies. If the company's earnings growth fails to increase as expected, the stock price of a growth company may decline sharply.
Risks of Foreign Investing. The change in value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency. Foreign issuers are not subject to the same accounting and disclosure requirements that U.S. companies are subject to. The value of foreign investments may be affected by exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, delays in settlement of transactions, changes in governmental economic or monetary policy in the U.S. or abroad, or other economic or political factors.
Additionally, if the Fund invests a significant amount of its assets in foreign securities, it may be exposed to "time-zone arbitrage" attempts by investors seeking to take advantage of the differences in value of foreign securities that might result from events that occur after the close of the foreign securities market on which a foreign security is traded and before the close of the New York Stock Exchange (the "NYSE") that day, when the Fund's net asset value is calculated. If such time-zone arbitrage were successful, it might dilute the interests of other shareholders. However, the Fund's use of "fair value pricing" to adjust the closing market prices of foreign securities under certain circumstances, to reflect what the Manager and the Board believe to be their fair value may help deter those activities.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
• Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Portfolio Turnover - a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.64%58	0.50%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.02%59	0.23%60
Total Gross Expenses	0.91%	0.98%61
Waivers/Reimbursements	N/A	0.08%62
Total Net Expenses	0.91%	0.90%
Total Share Class Assets (as of 12-31-2008)	$313,991,620	N/A
Total Fund Assets (as of 12-31-2008)	$1,129,363,295	N/A
Performance History (as of 12-31-2008)
3 Mo.	-27.78%	N/A
1 Yr.	-45.66%	N/A
3 Yrs.	-12.66%	N/A
5 Yrs.	-5.76%	N/A
10 Yrs.	-1.39%	N/A

The percentage of the Existing Fund’s assets for Service Shares that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 14% of 12/31/08.  This comprises approximately 4% of the Existing Fund’s total assets as of 12/31/08.
The Section 26 Applicants believe that the Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA and the NVIT – Oppenheimer NVIT Large Cap

58 Under the investment advisory agreement, the Fund pays the Manager an advisory fee at an annual rate that declines on additional assets as the Fund grows:
0.75% of the first $200 million of average annual net assets,
0.72% of the next $200 million,
0.69% of the next $200 million,
0.66% of the next $200 million, and
0.60% of average annual net assets over $800 million.
The Fund's management fee for its fiscal year ended December 31, 2007, was 0.64% of the Fund's average annual net assets for each class of shares.

59 “Other Expenses” include transfer agent fees, custodial fees, and accounting and legal expenses the Fund pays. The Fund's transfer agent has voluntarily agreed to limit transfer and shareholder servicing agent fees to 0.35% per fiscal year, for both classes. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended December 31, 2007, the transfer agent fees did not exceed the expense limitation described above. The Fund also receives certain credits from the Fund's custodian that, during the fiscal year, reduced its custodial expenses for both classes less than 0.01% of average daily net assets.

60 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of the administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.00%.

61 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

62 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.50% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – Oppenheimer NVIT Large Cap Growth Fund states that it will invest at least 80% of assets in Large Cap stocks.  The Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA will invest primarily in large-cap and mid-cap stocks.  Both funds allow for the use of derivatives securities and foreign securities without limitation.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA held 15% of its net assets in foreign securities, but did not hold any derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-7	811-08666	033-89560	C000024647
Nationwide Variable Account-7	811-08666	033-89560	C000034520
Nationwide Variable Account-7	811-08666	033-89560	C000034518
Nationwide Variable Account-9	811-08241	333-53023	C000024722
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103094	C000024506
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500
Nationwide Variable Account-II	811-03330	333-105992	C000057806
Nationwide Variable Account-II	811-03330	333-140621	C000047667
Nationwide Variable Account-II	811-03330	333-147198	C000057700

14.           T. Rowe Price Equity Series, Inc. – T. Rowe Price Blue Chip Growth Portfolio: Class II replaced by NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
	Existing Fund	Replacement Fund
	T. Rowe Price Equity Series, Inc. – T. Rowe Price Blue Chip Growth Portfolio: Class II	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
Adviser:	T. Rowe Price	Nationwide Fund Advisors
Sub-adviser:	N/A	Oppenheimer Funds, Inc.
Investment Objective:	Long-term capital growth. Income is a secondary objective.	Long-term capital growth.
Investment Strategy:
The fund will normally invest at least 80% of net assets in the common stocks of large and medium-sized blue chip growth companies. These are firms that, in our view, are well established in their industries and have the potential for above-average earnings growth. We focus on companies with leading market position, seasoned management, and strong financial fundamentals. Our investment approach reflects our belief that solid company fundamentals (with emphasis on strong growth in earnings per share or operating cash flow) combined with a positive industry outlook will ultimately reward investors with strong investment performance. Some of the companies we target will have good prospects for dividend growth.
In pursuing its investment objective, the fund`s management has the discretion to purchase some securities that do not meet its normal investment criteria, as described above, when it perceives an unusual opportunity for gain. These special situations might arise when the fund`s management believes a security could increase in value for a variety of reasons, including a change in management, an extraordinary corporate event, or a temporary imbalance in the supply of or demand for the securities.
While most assets will be invested in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures, and options, in keeping with fund objectives.
The fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.
Certain investment restrictions, such as a required minimum or maximum investment in a particular type of security, are measured at the time the fund purchases a security. The status, market value, maturity, credit quality, or other characteristics of the fund`s securities may change after they are purchased, and this may cause the amount of the fund`s assets invested in such securities to exceed the stated maximum restriction or fall below the stated minimum restriction. If any of these changes occur, it would not be considered a violation of the investment restriction. However, purchases by the fund during the time it is above or below the stated percentage restriction would be made in compliance with applicable restrictions.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a growth style of investing. Equity securities in which the Fund invests are primarily common stock. The Fund seeks to reduce risk by diversifying among many companies and industries. The Fund may also invest in equity securities of large-cap companies that are located outside the United States.
The Fund’s subadviser seeks companies whose earnings are expected to grow consistently faster than those of other companies. In determining whether a company has favorable growth characteristics, the Fund’s subadviser analyzes such factors as:
• companies in businesses with above-average growth potential;
• companies with growth rates that the portfolio manager believes are sustainable over time and
• stocks with reasonable valuations relative to their growth potential.
The Fund’s subadviser may sell securities that it believes no longer meet the above criteria. The Fund may engage in active and frequent trading of portfolio securities.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected OppenheimerFunds, Inc. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
Even well-established growth stocks can be volatile. Since growth companies usually invest a high portion of earnings in their own businesses, their stocks may lack the dividends that can cushion share prices in a down market. Since many investors buy these stocks for anticipated superior earnings growth, earnings disappointments often result in sharp price declines. Also, medium-sized companies may have greater volatility than larger ones.
As with all equity funds, the fund`s share price can fall because of weakness in the broad market, a particular industry, or specific holdings. The market as a whole can decline for many reasons, including adverse political or economic developments here or abroad, changes in investor psychology, or heavy institutional selling. The prospects for an industry or company may deteriorate because of a variety of factors, including disappointing earnings or changes in the competitive environment. In addition, our assessment of companies held by the fund may prove incorrect, resulting in losses or poor performance even in a rising market. Finally, the fund`s investment approach could fall out of favor with the investing public, resulting in lagging performance versus other types of stock funds.
Foreign stock holdings may lose value because of declining foreign currencies or adverse political or economic events overseas. Investments in futures and options, if any, are subject to additional volatility and potential losses.
As with any mutual fund, there can be no guarantee the fund will achieve its objective.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Stock market risk – the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
• Growth style risk – growth investing involves buying stocks that have relatively high prices in relation to their earnings. Growth stocks may be more volatile than other stocks because they are generally more sensitive to investor perceptions and market movements. During periods of growth stock underperformance, the Fund’s performance may suffer and underperform other equity funds that use different investing styles.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Portfolio Turnover - a higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance and may increase share price volatility.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.85%	0.50%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.00%	0.23%63
Total Gross Expenses	1.10%	0.98%64
Waivers/Reimbursements	N/A	0.08%65
Total Net Expenses	1.10%	0.90%
Total Share Class Assets (as of 12-31-2008)	$245,590,232	N/A
Total Fund Assets (as of 12-31-2008)	$295,621,288	N/A
Performance History (as of 12-31-2008)
3 Mo.	-24.69%	N/A
1 Yr.	-42.65%	N/A
3 Yrs.	-10.99%	N/A
5 Yrs.	-4.19%	N/A
10 Yrs.	N/A	N/A

63 “Other Expenses” include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of the administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.00%.

64 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

65 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.50% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

The percentage of the Existing Fund’s assets for Class II that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 67% as of 12/31/08.  This comprises approximately 56% of the Existing Fund’s total assets as of 12/31/08.
The Section 26 Applicants believe that the T. Rowe Price Equity Series, Inc. – T. Rowe Price Blue Chip Growth Portfolio: Class II and the NVIT – Oppenheimer NVIT Large Cap Growth Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – Oppenheimer NVIT Large Cap Growth Fund states that it will invest at least 80% of assets in Large Cap stocks.  The T. Rowe Price Equity Series, Inc. – T. Rowe Price Blue Chip Growth Portfolio: Class II will invest at least 80% of its assets in large and medium sized blue chip growth companies.  Both funds allow for the use of derivatives securities and foreign securities without limitation.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, The T. Rowe Price Equity Series, Inc. – T. Rowe Price Blue Chip Growth Portfolio: Class II held 5% of its net assets in foreign securities, but did not hold any derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-71763	C000026803
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account 1	811-04460	333-84475	C000026801
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-52579	C000024732

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500
Nationwide Variable Account-II	811-03330	333-105992	C000057806
Nationwide Variable Account-II	811-03330	333-140621	C000047667
Nationwide Variable Account-II	811-03330	333-147198	C000057700
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VL Separate Account-G	811-21697	333-146073	C000054985
Nationwide VL Separate Account-G	811-21697	333-146650	C000056759
Nationwide VL Separate Account-G	811-21697	333-149213	C000063035
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944
Nationwide VLI Separate Account-7	811-21610	333-146649	C000056757
Nationwide VLI Separate Account-7	811-21610	333-149295	C000063404

15.           T. Rowe Price Equity Series, Inc. – T. Rowe Price Equity Income Portfolio: Class II replaced by NVIT - American Century NVIT Multi Cap Value Fund: Class II
	Existing Fund	Replacement Fund
	T. Rowe Price Equity Series, Inc. – T. Rowe Price Equity Income Portfolio: Class II	NVIT – American Century NVIT Multi Cap Value Fund: Class II
Adviser:	T. Rowe Price	Nationwide Fund Advisors
Sub-adviser:	N/A	American Century Investment Management, Inc.
Investment Objective:	Dividend Income as well as long-term growth of capital.	The Fund seeks capital appreciation, and secondarily current income.
Investment Strategy:
The fund will normally invest at least 80% of its net assets in common stocks, wit h 65% in the common stocks of well-established companies paying above-average dividends.
The fund typically employs a "value" approach in selecting investments. Our in-house research team seeks companies that appear to be undervalued by various measures and may be temporarily out of favor but have good prospects for capital appreciation and dividend growth.
In selecting investments, we generally look for companies with one or more of the following:
an established operating history;
above-average dividend yield relative to the S&P 500;
low price/earnings ratio relative to the S&P 500;
a sound balance sheet and other positive financial characteristics; and low stock price relative to a company`s underlying value as measured by assets, cash flow, or business franchises.
In pursuing its investment objective, the fund`s management has the discretion to purchase some securities that do not meet its normal investment criteria, as described above, when it perceives an unusual opportunity for gain. These special situations might arise when the fund`s management believes a security could increase in value for a variety of reasons, including a change in management, an extraordinary corporate event, or a temporary imbalance in the supply of or demand for the securities.
While most assets will be invested in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures, and options, in keeping with fund objectives.
The fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.
Certain investment restrictions, such as a required minimum or maximum investment in a particular type of security, are measured at the time the fund purchases a security. The status, market value, maturity, credit quality, or other characteristics of the fund`s securities may change after they are purchased, and this may cause the amount of the fund`s assets invested in such securities to exceed the stated maximum restriction or fall below the stated minimum restriction. If any of these changes occur, it would not be considered a violation of the investment restriction. However, purchases by the fund during the time it is above or below the stated percentage restriction would be made in compliance with applicable restrictions.

Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies in at least two market capitalization sizes that, in the opinion of the subadviser, exhibit characteristics that are consistent with a value style of investing. The Fund uses a bottom-up approach to identify stocks of companies that may be undervalued due to market declines, actual or anticipated bad news regarding a company or its industry, or failure of the market to perceive long-term value. The market capitalization sizes in which the Fund invests may include large-cap, mid-cap and small-cap companies. Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities. The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options and other hybrid financial instruments.
The Fund’s subadviser attempts to purchase the stocks of companies that are temporarily out of favor and holds each stock until it has returned to favor in the market and its price has increased to, or is higher than, a level the subadviser believes more accurately reflects the fair value of the company. To identify these companies, the subadviser looks for companies with earnings, cash flows, and/or assets that may not accurately reflect the companies’ values as determined by the subadviser. The subadviser also considers whether the companies’ securities have a favorable income-paying history and whether income payments are expected to continue or increase.
The subadviser may sell stocks if it believes:
• a stock no longer meets its valuation criteria;
• a stock’s risk parameters outweigh its return opportunity;
• more attractive alternatives are identified or
• specific events alter a stock’s prospects.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected American Century Investment Management, Inc. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
The value approach carries the risk that the market will not recognize a security`s intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.
The fund`s emphasis on stocks of established companies paying high dividends and its potential investments in fixed-income securities may limit its potential for appreciation in a broad market advance. Such securities may be hurt when interest rates rise sharply. Also, a company may reduce or eliminate its dividend.
As with all equity funds, this fund`s share price can fall because of weakness in the broad market, a particular industry, or specific holdings. The market as a whole can decline for many reasons, including adverse political or economic developments here or abroad, changes in investor psychology, or heavy institutional selling. The prospects for an industry or company may deteriorate because of a variety of factors, including dis appointing earnings or changes in the competitive environment. In addition, our assessment of companies held by the fund may prove incorrect, resulting in losses or poor performance even in a rising market. Finally, the fund`s investment approach could fall out of favor with the inves ting public, resulting in lagging performance versus other types of stock funds.
Foreign stock holdings may lose value because of declining foreign currencies or adverse political or economic events overseas. Investments in futures and options, if any, are subject to additional volatility and potential losses.
As with any mutual fund, there can be no guarantee the fund will achieve its objective.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund's investments--and therefore, the value of Fund shares--may fluctuate. These changes may occur because of:
• Stock market risk - the Fund could lose value if the individual stocks in which it invests or overall stock markets in which such stocks trade go down.
• Small-cap and Mid-cap risk – stocks of small and mid-sized companies may be more volatile and less liquid than larger company stocks. In general, stocks of small- and mid-cap companies trade in lower volumes, may be less liquid, and are subject to greater or more unpredictable price changes than stocks of large-cap companies or the market overall. Small- and mid-cap companies may have limited product lines or markets, be less financially secure than larger companies or depend on a small number of key personnel. If adverse developments occur, such as due to management changes or product failure, the Fund’s investment in a small- or mid-cap company may lose substantial value. Investing in small- and mid-cap companies requires a longer term investment view and may not be appropriate for all investors.
• Value style risk – over time, a value investing style may go in and out of favor, causing the Fund to sometimes underperform other equity funds that use different investing styles. Value stocks can react differently to issuer, political, market and economic developments than the market overall and other types of stocks. In addition, the Fund’s value approach carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Convertible securities risk – the value of convertible securities may fall when interest rates rise and increase when interest rates fall. Convertible securities with longer maturities tend to be more sensitive to changes in interest rates, usually making them more volatile than convertible securities with shorter maturities. Value also tends to change whenever the market value of the underlying common or preferred stock fluctuates. The Fund could lose money if the issuer of a convertible security is unable to meet its financial obligations or goes bankrupt.
• Preferred stock risk – a preferred stock may decline in price, or fail to pay dividends when expected, because the issuer experiences a decline in its financial status. In addition to this credit risk, investment in preferred stocks involves certain other risks, including skipping or deferring distributions, and redemption in the event of certain legal or tax changes or at the issuer’s call. Preferred stocks are also subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt instruments. Preferred stocks may be significantly less liquid than many other securities, such as U.S. government securities, corporate debt or common stock.
• Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	0.85%	0.57%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.00%	0.35%66
Total Gross Expenses	1.10%	1.17%67
Waivers/Reimbursements	N/A	0.08%68
Total Net Expenses	1.10%	1.09%
Total Share Class Assets (as of 12-31-2008)	$442,671,446	N/A
Total Fund Assets (as of 12-31-2008)	$13,665,455,167	N/A
Performance History (as of 12-31-2008)
3 Mo.	-22.48%	N/A
1 Yr.	-36.26%	N/A
3 Yrs.	-7.98%	N/A
5 Yrs.	-1.53%	N/A
10 Yrs.	1.72%	N/A

The percentage of the Existing Fund’s assets for Class II that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 19% as of 12/31/08.  This comprises approximately 1% of the Existing Fund’s total assets as of 12/31/08.
The Section 26 Applicants believe that the T. Rowe Price Equity Series, Inc. – T. Rowe Price Equity Income Portfolio and the NVIT – American Century NVIT Multi Cap Value Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – American Century NVIT Multi Cap Value Fund states that it will invest at least 80% of assets in

66 “Other Expenses” include administrative services fees which currently are 0.25%.

67 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

68 The Trust and Nationwide Fund Distributors LLC have entered into a contract waiving 0.08% of the Distribution and/or Service (12b-1) Fee until at least May 1, 2010. The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.67% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are expected to operate below the expense limitation.

Large Cap stocks.  The T. Rowe Price Equity Series, Inc. – T. Rowe Price Equity Income Portfolio will invest at least 65% of assets in companies with market capitalization of above $5 billion.  Both funds allow for the use of derivatives securities and foreign securities without limitation.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the T. Rowe Price Equity Series, Inc. – T. Rowe Price Equity Income Portfolio held 4% of its net assets in foreign securities, but did not hold any derivatives securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-71763	C000026803
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account 1	811-04460	333-84475	C000026801
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Variable Account-14	811-21205	333-104339	C000017946
Nationwide Variable Account-9	811-08241	333-28995	C000024720
Nationwide Variable Account-9	811-08241	333-52579	C000024732
Nationwide Variable Account-9	811-08241	333-53023	C000024723
Nationwide Variable Account-9	811-08241	333-53023	C000024725
Nationwide Variable Account-9	811-08241	333-56073	C000024734
Nationwide Variable Account-9	811-08241	333-79327	C000024726
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide Variable Account-II	811-03330	333-103093	C000024503
Nationwide Variable Account-II	811-03330	333-103094	C000024504
Nationwide Variable Account-II	811-03330	333-103094	C000024537
Nationwide Variable Account-II	811-03330	333-103094	C000024538
Nationwide Variable Account-II	811-03330	333-103094	C000024505
Nationwide Variable Account-II	811-03330	333-103095	C000024508
Nationwide Variable Account-II	811-03330	333-103095	C000024507
Nationwide Variable Account-II	811-03330	333-104510	C000024499
Nationwide Variable Account-II	811-03330	333-104511	C000024497
Nationwide Variable Account-II	811-03330	333-104512	C000024498
Nationwide Variable Account-II	811-03330	333-104513	C000024496

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Variable Account-II	811-03330	333-104513	C000068828
Nationwide Variable Account-II	811-03330	333-105992	C000024500
Nationwide Variable Account-II	811-03330	333-105992	C000057806
Nationwide Variable Account-II	811-03330	333-140621	C000047667
Nationwide Variable Account-II	811-03330	333-147198	C000057700
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649
Nationwide VL Separate Account-G	811-21697	333-146073	C000054985
Nationwide VL Separate Account-G	811-21697	333-146650	C000056759
Nationwide VL Separate Account-G	811-21697	333-149213	C000063035
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944
Nationwide VLI Separate Account-7	811-21610	333-146649	C000056757
Nationwide VLI Separate Account-7	811-21610	333-149295	C000063404

16.           Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Initial Class replaced by NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class III69
	Existing Fund	Replacement Fund
	Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Initial Class	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class III
Adviser:	Van Eck Associates Corporation	Nationwide Fund Advisors
Sub-adviser:	N/A	AllianceBernstein L.P.
Investment Objective:	High total return income plus capital appreciation by investing globally, primarily in a variety of debt securities.	The Fund seeks a high level of current income consistent with preserving capital.
Investment Strategy:
Under normal market conditions, the Fund will invest at least 80% of its assets (including net assets plus any amount of borrowing for investment purposes) in investment grade debt securities rated by Standard & Poor's (S&P) or Moody's Investors Service (Moody's). The Fund may also invest in unrated securities of comparable quality in the Adviser's opinion. The Fund intends to invest no more than 20% of assets in debt securities rated below investment grade ("junk bonds"), and then only in lower-rated debt issued by governments or government agencies.
The Fund's policy of investing at least 80% of its assets in investment-grade debt securities may be changed by the Board of Trustees without a shareholder vote, although shareholders will be provided with 60 days' notice of any such change.
During normal economic conditions, the Fund intends to invest in debt issued by domestic and foreign governments (and their agencies and subdivisions), multi-national entities like the World Bank, the Asian Development Bank, the European Investment Bank, and the European Community. The Fund will also invest in corporate bonds, debentures, notes, commercial paper, time deposits, certificates of deposit, and repurchase agreements, as well as debt obligations which may have a call on a common stock or commodity by means of a  conversion privilege or attached warrants.
The Adviser expects the Fund's average maturity to range between three and ten years. The Adviser seeks bonds with a high relative value. There is no limit on the amount the Fund may invest in one country or in securities denominated in one currency.
In addition to its investments in debt securities, the Fund may also invest in other types of securities, including common stocks and equivalents (such as convertible debt securities and warrants) and preferred stocks of domestic and foreign companies. The Fund may buy and sell financial futures contracts and options on financial futures contracts, which may include bond and stock index futures contracts and foreign currency futures contracts. The Fund may write, purchase or sell put or call options on securities and foreign currencies, and invest in "when-issued" securities.
The Fund may borrow for liquidity or investment purposes, provided that the amount of borrowing is no more than one-third of the net assets of the Fund plus the amount of the borrowing.
The Fund may invest up to 20% of its net assets in securities issued by other investment companies (excluding money market funds), including open end and closed end funds and exchange traded funds ("ETFs"), subject to limitations under the Investment Company Act of 1940 (the "1940 Act"). The Fund may invest in investment companies which are sponsored or advised by the Adviser and/or its affiliates (each, a "Van Eck Investment Company"). However, in no event will the Fund invest more than 5% of its net assets in any single Van Eck Investment Company. To eliminate the duplication of fees, the Adviser will offset the advisory fee it charges to the Fund by the amount it collects as an advisory fee from the Van Eck Investment Company as a result of the Fund's investment.
The Fund may take temporary defensive positions in anticipation of or in an attempt to respond to adverse market, economic, political or other conditions. A defensive posture is designed to protect the Fund from an anticipated decline in the markets in which the Fund invests, but could have the effect of reducing the benefit from any market increase.

The Fund seeks to achieve its objective by investing, under normal circumstances, at least 80% of the value of its net assets in U.S. and foreign fixed-income securities offering the highest level of expected income while simultaneously minimizing market price fluctuations. The Fund may invest across all fixed-income sectors, and may invest in fixed-income securities with a range of varying maturities, from short- to long-term. Such securities may be denominated in either U.S. dollars or foreign currencies. The Fund’s subadviser actively manages the Fund’s assets in relation to market conditions and general economic conditions, and adjusts the Fund’s investments in an effort to best enable the Fund to achieve its investment objective. Therefore, the percentage of the Fund’s assets invested in a particular country or denominated in a particular currency will vary in accordance with the subadviser’s assessment of the relative yield and appreciation potential of such securities and the relationship of the country’s currency to the U.S. dollar. Nevertheless, the Fund normally invests at least 40% of the value of its net assets in securities of issuers organized or having a principal place of business outside the United States or doing a substantial amount of business outside the United States.
The securities in which the Fund may invest may pay interest on either a fixed-rate or a variable-rate basis, and may include:
• Corporate bonds;
• U.S. government securities and U.S. government agency securities;
• Foreign government and corporate bonds, including those of issuers in emerging market countries;
• Mortgage-backed securities;
• Asset-backed securities;
• Preferred stock;
• Commercial paper;
• High-yield bonds; and
• Derivatives, such as options and futures.
Under normal circumstances, the Fund invests at least 80% of the value of its net assets in fixed-income securities rated investment-grade at the time of investment.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected AllianceBernstein L.P. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
An investment in the Fund involves the risk of losing money.
The Fund is subject to the risks associated with investments in debt securities, including credit risk and interest rate risk. Credit risk refers to the possibility that the issuer of a security will be unable to make interest payments and/or repay the principal on its debt. Interest rate risk refers to the fluctuations in prices of debt securities, which tend to fall when interest rates go up and to rise when interest rates fall. The longer the maturity or duration of the debt security, the higher the risk of price fluctuations due to changes in interest rates.
Debt securities rated below investment grade are subject to greater risks than higher rated securities, and are viewed as speculative because their issuers are more vulnerable to financial setbacks and economic pressures than issuers with higher ratings.
The Fund's investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, including the takeover of property without adequate compensation or imposition of prohibitive taxation.
The Fund may engage in active and frequent trading of its portfolio securities to achieve its investment objectives. Consequently, the Fund may suffer adverse tax consequences and increased transaction costs that may affect performance.
The Fund is also subject to risks associated with investments in common stocks, convertible securities, derivatives, asset-backed securities and CMOs and to risks associated with investments in other investment companies.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Interest rate risk – generally, when interest rates go up, the value of fixed-income securities goes down.
• Credit risk – a bond issuer may be unable to pay the interest or principal when due. This risk is more pronounced with high-yield bonds and other lower-rated securities.
• Liquidity risk – is the risk that a security cannot be sold, or cannot be sold quickly, at an acceptable price.
• Prepayment, call and redemption risk – certain bonds will be paid off by the issuer more quickly than anticipated. If this happens, the Fund may be required to invest the proceeds in securities with lower yields.
• Extension risk – when interest rates rise, certain bond obligations will be paid off by the issuer more slowly than anticipated. This can cause the market value of the security to fall because the market may view its interest rate as too low for a longer-term investment.
• Mortgage- and asset-backed securities risk – these securities are subject to prepayment and extension risk, as described above. Additionally, through its investments in mortgage-backed securities, including those issued by private lenders, a Fund may have some exposure to subprime loans, as well as to the mortgage and credit markets generally. Subprime loans, which are loans made to borrowers with weakened credit histories, have had in many cases higher default rates than loans that meet government underwriting requirements. The credit quality of most asset-backed securities depends primarily on the credit quality of the assets underlying such securities, how well the entity issuing the security is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancement of the securities. Unlike mortgage-backed securities, asset-backed securities may not have the benefit of any security interest in the related asset.
• Lower-rated securities risk – refers to the risk that the Fund’s investment in high-yield bonds and other lower-rated bonds will subject the Fund to substantial risk of loss.
• Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Emerging markets risk – a magnification of the risks that affect all foreign investments. These risks are greater for securities of companies or governments in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.00%70	0.55%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.32%	0.35%71
Total Gross Expenses	1.32%	0.90%72
Waivers/Reimbursements	0.22%73	0.01%74
Total Net Expenses	1.10%	0.89%
Total Share Class Assets (as of 12-31-2008)	$35,223,100	N/A
Total Fund Assets (as of 12-31-2008)	$50,111,683	N/A

69 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

70 The Worldwide Bond Fund pays the Adviser a monthly fee at the annual rate of 1.00% of the first $500 million of average daily net assets, 0.90% on the next $250 million of average daily net assets and 0.70% of average daily net assets in excess of $750 million.

71 “Other Expenses” include administrative services fees which currently are 0.25%.

72 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

73 For the period May 1, 2008 through April 30, 2009, the Adviser contractually agreed to waive fees and reimburse certain operating expenses (excluding interest, taxes and extraordinary expenses) to the extent Total Annual Fund Expenses exceed 1.10% of average daily net assets.

74 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.64% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Performance History (as of 12-31-2008)
3 Mo.	3.60%	N/A
1 Yr.	3.61%	N/A
3 Yrs.	6.57%	N/A
5 Yrs.	5.08%	N/A
10 Yrs.	5.08%	N/A

The percentage of the Existing Fund’s assets for Initial Class Shares that will be transferred to Class III of Replacement Fund pursuant to the Substitution is approximately 56% as of 12/31/08.  This comprises approximately 40% of the Existing Fund’s total assets as of 12/31/08.  (Another 8% of the assets in the Existing Fund’s Initial Class Shares is proposed to be substituted into Class VI of the Replacement Fund.)
The Section 26 Applicants believe that the Van Eck Worldwide Insurance Trust – Worldwide Bond Fund and the NVIT – AllianceBernstein NVIT Global Fixed Income Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – AllianceBernstein NVIT Global Fixed Income Fund states that it will invest at least 80% of its assets in U.S. and foreign fixed-income rated securities.  The Van Eck Worldwide Insurance Trust – Worldwide Bond Fund will invest at least 80% of its assets in investment grade debt securities rated by Standard & Poor’s or Moody’s Investors Service.  Both funds allow for the use of derivatives securities, convertible securities, asset-backed and foreign securities without limitation.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the Van Eck Worldwide Insurance Trust – Worldwide Bond Fund held 62% of its net assets in foreign securities, but did not hold any derivatives securities, convertible securities or asset-backed securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-71763	C000026803
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account 1	811-04460	333-84475	C000026801
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501
Nationwide VLI Separate Account-2	811-05311	033-16999	C000026121
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923

17.           Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Initial Class replaced by NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class VI75
	Existing Fund	Replacement Fund
	Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Initial Class	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class VI
Adviser:	Van Eck Associates Corporation	Nationwide Fund Advisors
Sub-adviser:	N/A	AllianceBernstein L.P.
Investment Objective:	High total return income plus capital appreciation by investing globally, primarily in a variety of debt securities.	The Fund seeks a high level of current income consistent with preserving capital.
Investment Strategy:
Under normal market conditions, the Fund will invest at least 80% of its assets (including net assets plus any amount of borrowing for investment purposes) in investment grade debt securities rated by Standard & Poor's (S&P) or Moody's Investors Service (Moody's). The Fund may also invest in unrated securities of comparable quality in the Adviser's opinion. The Fund intends to invest no more than 20% of assets in debt securities rated below investment grade ("junk bonds"), and then only in lower-rated debt issued by governments or government agencies.
The Fund's policy of investing at least 80% of its assets in investment-grade debt securities may be changed by the Board of Trustees without a shareholder vote, although shareholders will be provided with 60 days' notice of any such change.
During normal economic conditions, the Fund intends to invest in debt issued by domestic and foreign governments (and their agencies and subdivisions), multi-national entities like the World Bank, the Asian Development Bank, the European Investment Bank, and the European Community. The Fund will also invest in corporate bonds, debentures, notes, commercial paper, time deposits, certificates of deposit, and repurchase agreements, as well as debt obligations which may have a call on a common stock or commodity by means of a  conversion privilege or attached warrants.
The Adviser expects the Fund's average maturity to range between three and ten years. The Adviser seeks bonds with a high relative value. There is no limit on the amount the Fund may invest in one country or in securities denominated in one currency.
In addition to its investments in debt securities, the Fund may also invest in other types of securities, including common stocks and equivalents (such as convertible debt securities and warrants) and preferred stocks of domestic and foreign companies. The Fund may buy and sell financial futures contracts and options on financial futures contracts, which may include bond and stock index futures contracts and foreign currency futures contracts. The Fund may write, purchase or sell put or call options on securities and foreign currencies, and invest in "when-issued" securities.
The Fund may borrow for liquidity or investment purposes, provided that the amount of borrowing is no more than one-third of the net assets of the Fund plus the amount of the borrowing.
The Fund may invest up to 20% of its net assets in securities issued by other investment companies (excluding money market funds), including open end and closed end funds and exchange traded funds ("ETFs"), subject to limitations under the Investment Company Act of 1940 (the "1940 Act"). The Fund may invest in investment companies which are sponsored or advised by the Adviser and/or its affiliates (each, a "Van Eck Investment Company"). However, in no event will the Fund invest more than 5% of its net assets in any single Van Eck Investment Company. To eliminate the duplication of fees, the Adviser will offset the advisory fee it charges to the Fund by the amount it collects as an advisory fee from the Van Eck Investment Company as a result of the Fund's investment.
The Fund may take temporary defensive positions in anticipation of or in an attempt to respond to adverse market, economic, political or other conditions. A defensive posture is designed to protect the Fund from an anticipated decline in the markets in which the Fund invests, but could have the effect of reducing the benefit from any market increase.

The Fund seeks to achieve its objective by investing, under normal circumstances, at least 80% of the value of its net assets in U.S. and foreign fixed-income securities offering the highest level of expected income while simultaneously minimizing market price fluctuations. The Fund may invest across all fixed-income sectors, and may invest in fixed-income securities with a range of varying maturities, from short- to long-term. Such securities may be denominated in either U.S. dollars or foreign currencies. The Fund’s subadviser actively manages the Fund’s assets in relation to market conditions and general economic conditions, and adjusts the Fund’s investments in an effort to best enable the Fund to achieve its investment objective. Therefore, the percentage of the Fund’s assets invested in a particular country or denominated in a particular currency will vary in accordance with the subadviser’s assessment of the relative yield and appreciation potential of such securities and the relationship of the country’s currency to the U.S. dollar. Nevertheless, the Fund normally invests at least 40% of the value of its net assets in securities of issuers organized or having a principal place of business outside the United States or doing a substantial amount of business outside the United States.
The securities in which the Fund may invest may pay interest on either a fixed-rate or a variable-rate basis, and may include:
• Corporate bonds;
• U.S. government securities and U.S. government agency securities;
• Foreign government and corporate bonds, including those of issuers in emerging market countries;
• Mortgage-backed securities;
• Asset-backed securities;
• Preferred stock;
• Commercial paper;
• High-yield bonds; and
• Derivatives, such as options and futures.
Under normal circumstances, the Fund invests at least 80% of the value of its net assets in fixed-income securities rated investment-grade at the time of investment.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected AllianceBernstein L.P. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
An investment in the Fund involves the risk of losing money.
The Fund is subject to the risks associated with investments in debt securities, including credit risk and interest rate risk. Credit risk refers to the possibility that the issuer of a security will be unable to make interest payments and/or repay the principal on its debt. Interest rate risk refers to the fluctuations in prices of debt securities, which tend to fall when interest rates go up and to rise when interest rates fall. The longer the maturity or duration of the debt security, the higher the risk of price fluctuations due to changes in interest rates.
Debt securities rated below investment grade are subject to greater risks than higher rated securities, and are viewed as speculative because their issuers are more vulnerable to financial setbacks and economic pressures than issuers with higher ratings.
The Fund's investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, including the takeover of property without adequate compensation or imposition of prohibitive taxation.
The Fund may engage in active and frequent trading of its portfolio securities to achieve its investment objectives. Consequently, the Fund may suffer adverse tax consequences and increased transaction costs that may affect performance.
The Fund is also subject to risks associated with investments in common stocks, convertible securities, derivatives, asset-backed securities and CMOs and to risks associated with investments in other investment companies.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Interest rate risk – generally, when interest rates go up, the value of fixed-income securities goes down.
• Credit risk – a bond issuer may be unable to pay the interest or principal when due. This risk is more pronounced with high-yield bonds and other lower-rated securities.
• Liquidity risk – is the risk that a security cannot be sold, or cannot be sold quickly, at an acceptable price.
• Prepayment, call and redemption risk – certain bonds will be paid off by the issuer more quickly than anticipated. If this happens, the Fund may be required to invest the proceeds in securities with lower yields.
• Extension risk – when interest rates rise, certain bond obligations will be paid off by the issuer more slowly than anticipated. This can cause the market value of the security to fall because the market may view its interest rate as too low for a longer-term investment.
• Mortgage- and asset-backed securities risk – these securities are subject to prepayment and extension risk, as described above. Additionally, through its investments in mortgage-backed securities, including those issued by private lenders, a Fund may have some exposure to subprime loans, as well as to the mortgage and credit markets generally. Subprime loans, which are loans made to borrowers with weakened credit histories, have had in many cases higher default rates than loans that meet government underwriting requirements. The credit quality of most asset-backed securities depends primarily on the credit quality of the assets underlying such securities, how well the entity issuing the security is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancement of the securities. Unlike mortgage-backed securities, asset-backed securities may not have the benefit of any security interest in the related asset.
• Lower-rated securities risk – refers to the risk that the Fund’s investment in high-yield bonds and other lower-rated bonds will subject the Fund to substantial risk of loss.
• Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Emerging markets risk – a magnification of the risks that affect all foreign investments. These risks are greater for securities of companies or governments in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.00%76	0.55%
12b-1 Fees	0.00%	0.25%
Other Expenses	0.32%	0.35%77
Total Gross Expenses	1.32%	1.15%78
Waivers/Reimbursements	0.22%79	0.05%80
Total Net Expenses	1.10%	1.10%
Total Share Class Assets (as of 12-31-2008)	$35,223,100	N/A
Total Fund Assets (as of 12-31-2008)	$50,111,683	N/A

75 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

76 The Worldwide Bond Fund pays the Adviser a monthly fee at the annual rate of 1.00% of the first $500 million of average daily net assets, 0.90% on the next $250 million of average daily net assets and 0.70% of average daily net assets in excess of $750 million.

77 “Other Expenses” include administrative services fees which currently are 0.25%.

78 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

79 For the period May 1, 2008 through April 30, 2009, the Adviser contractually agreed to waive fees and reimburse certain operating expenses (excluding interest, taxes and extraordinary expenses) to the extent Total Annual Fund Expenses exceed 1.10% of average daily net assets.

80 The Trust and Nationwide Fund Distributors LLC have entered into a contract waiving 0.04% of the Distribution and/or Service (12b-1) Fee until at least May 1, 2010. The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.64% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Performance History (as of 12-31-2008)
3 Mo.	3.60%	N/A
1 Yr.	3.61%	N/A
3 Yrs.	6.57%	N/A
5 Yrs.	5.08%	N/A
10 Yrs.	5.08%	N/A

The percentage of the Existing Fund’s assets for Initial Class Shares that will be transferred to Class VI of the Replacement Fund pursuant to the Substitution is approximately 8% as of 12/31/08.  This comprises approximately 6% of the Existing Fund’s total assets as of 12/31/08.  (Another 56% of the Existing Fund’s Initial Class Shares is proposed to be substituted into Class III of the Replacement Fund.)
The Section 26 Applicants believe that the Van Eck Worldwide Insurance Trust – Worldwide Bond Fund and the NVIT – AllianceBernstein NVIT Global Fixed Income Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – AllianceBernstein NVIT Global Fixed Income Fund states that it will invest at least 80% of its assets in U.S. and foreign fixed-income rated securities.  The Van Eck Worldwide Insurance Trust – Worldwide Bond Fund will invest at least 80% of its assets in investment grade debt securities rated by Standard & Poor’s or Moody’s Investors Service.  Both funds allow for the use of derivatives securities, convertible securities, asset-backed and foreign securities without limitation.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the Van Eck Worldwide Insurance Trust – Worldwide Bond Fund held 62% of its net assets in foreign securities, but did not hold any derivatives securities, convertible securities or asset-backed securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VA Separate Account 1	811-07708	033-70926	C000026817
Nationwide Provident VA Separate Account 1	811-07708	333-54984	C000026816
Nationwide Provident VA Separate Account 1	811-07708	333-54990	C000026815
Nationwide Provident VA Separate Account A	811-06484	033-65195	C000026823
Nationwide Provident VA Separate Account A	811-06484	033-65512	C000026810
Nationwide Provident VA Separate Account A	811-06484	333-88163	C000026821
Nationwide Provident VA Separate Account A	811-06484	333-90081	C000026822
Nationwide Provident VLI Separate Account 1	811-04460	033-02625	C000026805
Nationwide Provident VLI Separate Account 1	811-04460	033-38463	C000026854
Nationwide Provident VLI Separate Account 1	811-04460	033-55470	C000026840
Nationwide Provident VLI Separate Account A	811-08722	033-83138	C000026813
Nationwide Provident VLI Separate Account A	811-08722	333-10321	C000026814
Nationwide VA Separate Account-B	811-06399	033-86408	C000025690
Nationwide VLI Separate Account-2	811-05311	033-35783	C000026122
Nationwide VLI Separate Account-2	811-05311	033-63179	C000026123
Nationwide VLI Separate Account-3	811-06140	033-44296	C000026130

18.           Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Class R181 replaced by NVIT – AllianceBernstein NVIT Global Fixed Income Fund:
Class III82
	Existing Fund	Replacement Fund
	Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Class R1	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class III
Adviser:	Van Eck Associates Corporation	Nationwide Fund Advisors
Sub-adviser:	N/A	AllianceBernstein L.P.
Investment Objective:	High total return income plus capital appreciation by investing globally, primarily in a variety of debt securities.	The Fund seeks a high level of current income consistent with preserving capital.
Investment Strategy:
Under normal market conditions, the Fund will invest at least 80% of its assets (including net assets plus any amount of borrowing for investment purposes) in investment grade debt securities rated by Standard & Poor's (S&P) or Moody's Investors Service (Moody's). The Fund may also invest in unrated securities of comparable quality in the Adviser's opinion. The Fund intends to invest no more than 20% of assets in debt securities rated below investment grade ("junk bonds"), and then only in lower-rated debt issued by governments or government agencies.
The Fund's policy of investing at least 80% of its assets in investment-grade debt securities may be changed by the Board of Trustees without a shareholder vote, although shareholders will be provided with 60 days' notice of any such change.
During normal economic conditions, the Fund intends to invest in debt issued by domestic and foreign governments (and their agencies and subdivisions), multi-national entities like the World Bank, the Asian Development Bank, the European Investment Bank, and the European Community. The Fund will also invest in corporate bonds, debentures, notes, commercial paper, time deposits, certificates of deposit, and repurchase agreements, as well as debt obligations which may have a call on a common stock or commodity by means of a conversion privilege or attached warrants.
The Adviser expects the Fund's average maturity to range between three and ten years. The Adviser seeks bonds with a high relative value. There is no limit on the amount the Fund may invest in one country or in securities denominated in one currency.
In addition to its investments in debt securities, the Fund may also invest in other types of securities, including common stocks and equivalents (such as convertible debt securities and warrants) and preferred stocks of domestic and foreign companies. The Fund may buy and sell financial futures contracts and options on financial futures contracts, which may include bond and stock index futures contracts and foreign currency futures contracts. The Fund may write, purchase or sell put or call options on securities and foreign currencies, and invest in "when-issued" securities.
The Fund may borrow for liquidity or investment purposes, provided that the amount of borrowing is no more than one-third of the net assets of the Fund plus the amount of the borrowing.
The Fund may invest up to 20% of its net assets in securities issued by other investment companies (excluding money market funds), including open end and closed end funds and exchange traded funds ("ETFs"), subject to limitations under the Investment Company Act of 1940 (the "1940 Act"). The Fund may invest in investment companies which are sponsored or advised by the Adviser and/or its affiliates (each, a "Van Eck Investment Company"). However, in no event will the Fund invest more than 5% of its net assets in any single Van Eck Investment Company. To eliminate the duplication of fees, the Adviser will offset the advisory fee it charges to the Fund by the amount it collects as an advisory fee from the Van Eck Investment Company as a result of the Fund's investment.
The Fund may take temporary defensive positions in anticipation of or in an attempt to respond to adverse market, economic, political or other conditions.  A defensive posture is designed to protect the Fund from an anticipated decline in the markets in which the Fund invests, but could have the effect of reducing the benefit from any market increase.

The Fund seeks to achieve its objective by investing, under normal circumstances, at least 80% of the value of its net assets in U.S. and foreign fixed-income securities offering the highest level of expected income while simultaneously minimizing market price fluctuations. The Fund may invest across all fixed-income sectors, and may invest in fixed-income securities with a range of varying maturities, from short- to long-term. Such securities may be denominated in either U.S. dollars or foreign currencies. The Fund’s subadviser actively manages the Fund’s assets in relation to market conditions and general economic conditions, and adjusts the Fund’s investments in an effort to best enable the Fund to achieve its investment objective. Therefore, the percentage of the Fund’s assets invested in a particular country or denominated in a particular currency will vary in accordance with the subadviser’s assessment of the relative yield and appreciation potential of such securities and the relationship of the country’s currency to the U.S. dollar. Nevertheless, the Fund normally invests at least 40% of the value of its net assets in securities of issuers organized or having a principal place of business outside the United States or doing a substantial amount of business outside the United States.
The securities in which the Fund may invest may pay interest on either a fixed-rate or a variable-rate basis, and may include:
• Corporate bonds;
• U.S. government securities and U.S. government agency securities;
• Foreign government and corporate bonds, including those of issuers in emerging market countries;
• Mortgage-backed securities;
• Asset-backed securities;
• Preferred stock;
• Commercial paper;
• High-yield bonds; and
• Derivatives, such as options and futures.
Under normal circumstances, the Fund invests at least 80% of the value of its net assets in fixed-income securities rated investment-grade at the time of investment.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected AllianceBernstein L.P. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
An investment in the Fund involves the risk of losing money.  The Fund is subject to the risks associated with investments in debt securities, including credit risk and interest rate risk. Credit risk refers to the possibility that the issuer of a security will be unable to make interest payments and/or repay the principal on its debt. Interest rate risk refers to the fluctuations in prices of debt securities, which tend to fall when interest rates go up and to rise when interest rates fall. The longer the maturity or duration of the debt security, the higher the risk of price fluctuations due to changes in interest rates.
Debt securities rated below investment grade are subject to greater risks than higher rated securities, and are viewed as speculative because their issuers are more vulnerable to financial setbacks and economic pressures than issuers with higher ratings.
The Fund's investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, including the takeover of property without adequate compensation or imposition of prohibitive taxation.
The Fund may engage in active and frequent trading of its portfolio securities to achieve its investment objectives. Consequently, the Fund may suffer adverse tax consequences and increased transaction costs that may affect performance.
The Fund is also subject to risks associated with investments in common stocks, convertible securities, derivatives, asset-backed securities and CMOs and to risks associated with investments in other investment companies.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Interest rate risk – generally, when interest rates go up, the value of fixed-income securities goes down.
• Credit risk – a bond issuer may be unable to pay the interest or principal when due. This risk is more pronounced with high-yield bonds and other lower-rated securities.
• Liquidity risk – is the risk that a security cannot be sold, or cannot be sold quickly, at an acceptable price.
• Prepayment, call and redemption risk – certain bonds will be paid off by the issuer more quickly than anticipated. If this happens, the Fund may be required to invest the proceeds in securities with lower yields.
• Extension risk – when interest rates rise, certain bond obligations will be paid off by the issuer more slowly than anticipated. This can cause the market value of the security to fall because the market may view its interest rate as too low for a longer-term investment.
• Mortgage- and asset-backed securities risk – these securities are subject to prepayment and extension risk, as described above. Additionally, through its investments in mortgage-backed securities, including those issued by private lenders, a Fund may have some exposure to subprime loans, as well as to the mortgage and credit markets generally. Subprime loans, which are loans made to borrowers with weakened credit histories, have had in many cases higher default rates than loans that meet government underwriting requirements. The credit quality of most asset-backed securities depends primarily on the credit quality of the assets underlying such securities, how well the entity issuing the security is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancement of the securities. Unlike mortgage-backed securities, asset-backed securities may not have the benefit of any security interest in the related asset.
• Lower-rated securities risk – refers to the risk that the Fund’s investment in high-yield bonds and other lower-rated bonds will subject the Fund to substantial risk of loss.
• Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Emerging markets risk – a magnification of the risks that affect all foreign investments. These risks are greater for securities of companies or governments in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.00%83	0.55%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.38%	0.35%84
Total Gross Expenses	1.38%	0.90%85
Waivers/Reimbursements	0.28%86	0.01%87
Total Net Expenses	1.10%	0.89%
Total Share Class Assets (as of 12-31-2008)	$14,888,583	N/A

81 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

82 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

83 The Worldwide Bond Fund pays the Adviser a monthly fee at the annual rate of 1.00% of the first $500 million of average daily net assets, 0.90% on the next $250 million of average daily net assets and 0.70% of average daily net assets in excess of $750 million.

84 “Other Expenses” include administrative services fees which currently are 0.25%.

85 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

86 For the period May 1, 2008 through April 30, 2009, the Adviser contractually agreed to waive fees and reimburse certain operating expenses (excluding interest, taxes and extraordinary expenses) to the extent Total Annual Fund Operating Expenses exceed 1.10% of average daily net assets.

87 The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.64% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Total Fund Assets (as of 12-31-2008)	$50,111,683	N/A
Performance History (as of 12-31-2008)
3 Mo.	3.60%	N/A
1 Yr.	3.70%	N/A
3 Yrs.	6.61%	N/A
5 Yrs.	5.08%	N/A
10 Yrs.	5.08%	N/A

The percentage of the Existing Fund’s assets for Class R1 that will be transferred to Class III of the Replacement Fund pursuant to the Substitution is approximately 87% as of 12/31/08.  This comprises approximately 26% of the Existing Fund’s total assets as of 12/31/08.  (Another 1% of the Existing Fund’s Class R1 is proposed to be substituted into Class VI of the Replacement Fund.)
The Section 26 Applicants believe that the Van Eck Worldwide Insurance Trust – Worldwide Bond Fund and the NVIT – AllianceBernstein NVIT Global Fixed Income Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – AllianceBernstein NVIT Global Fixed Income Fund states that it will invest at least 80% of its assets in U.S. and foreign fixed-income rated securities.  The Van Eck Worldwide Insurance Trust – Worldwide Bond Fund will invest at least 80% of its assets in investment grade debt securities rated by Standard & Poor’s or Moody’s Investors Service.  Both funds allow for the use of derivatives securities, convertible securities, asset-backed and foreign securities without limitation.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the Van Eck Worldwide Insurance Trust – Worldwide Bond Fund held 62% of its net assets in foreign securities, but did not hold any derivatives securities, convertible securities or asset-backed securities.

Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.
This proposed Substitution will impact the following Contracts:

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802
Nationwide Provident VLI Separate Account 1	811-04460	333-71763	C000026803
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806
Nationwide Provident VLI Separate Account 1	811-04460	333-84475	C000026801
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807
Nationwide Variable Account-II	811-03330	002-75059	C000024495
Nationwide Variable Account-II	811-03330	033-60063	C000024502
Nationwide Variable Account-II	811-03330	033-67636	C000024501

19.           Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Class R188 replaced by NVIT – AllianceBernstein NVIT Global Fixed Income Fund:
Class VI89
	Existing Fund	Replacement Fund
	Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Class R1	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class VI
Adviser:	Van Eck Associates Corporation	Nationwide Fund Advisors
Sub-adviser:	N/A	AllianceBernstein L.P.
Investment Objective:	High total return income plus capital appreciation by investing globally, primarily in a variety of debt securities.	The Fund seeks a high level of current income consistent with preserving capital.
Investment Strategy:
Under normal market conditions, the Fund will invest at least 80% of its assets (including net assets plus any amount of borrowing for investment purposes) in investment grade debt securities rated by Standard & Poor's (S&P) or Moody's Investors Service (Moody's). The Fund may also invest in unrated securities of comparable quality in the Adviser's opinion. The Fund intends to invest no more than 20% of assets in debt securities rated below investment grade ("junk bonds"), and then only in lower-rated debt issued by governments or government agencies.
The Fund's policy of investing at least 80% of its assets in investment-grade debt securities may be changed by the Board of Trustees without a shareholder vote, although shareholders will be provided with 60 days' notice of any such change.
During normal economic conditions, the Fund intends to invest in debt issued by domestic and foreign governments (and their agencies and subdivisions), multi-national entities like the World Bank, the Asian Development Bank, the European Investment Bank, and the European Community. The Fund will also invest in corporate bonds, debentures, notes, commercial paper, time deposits, certificates of deposit, and repurchase agreements, as well as debt obligations which may have a call on a common stock or commodity by means of a conversion privilege or attached warrants.
The Adviser expects the Fund's average maturity to range between three and ten years. The Adviser seeks bonds with a high relative value. There is no limit on the amount the Fund may invest in one country or in securities denominated in one currency.
In addition to its investments in debt securities, the Fund may also invest in other types of securities, including common stocks and equivalents (such as convertible debt securities and warrants) and preferred stocks of domestic and foreign companies. The Fund may buy and sell financial futures contracts and options on financial futures contracts, which may include bond and stock index futures contracts and foreign currency futures contracts. The Fund may write, purchase or sell put or call options on securities and foreign currencies, and invest in "when-issued" securities.
The Fund may borrow for liquidity or investment purposes, provided that the amount of borrowing is no more than one-third of the net assets of the Fund plus the amount of the borrowing.
The Fund may invest up to 20% of its net assets in securities issued by other investment companies (excluding money market funds), including open end and closed end funds and exchange traded funds ("ETFs"), subject to limitations under the Investment Company Act of 1940 (the "1940 Act"). The Fund may invest in investment companies which are sponsored or advised by the Adviser and/or its affiliates (each, a "Van Eck Investment Company"). However, in no event will the Fund invest more than 5% of its net assets in any single Van Eck Investment Company. To eliminate the duplication of fees, the Adviser will offset the advisory fee it charges to the Fund by the amount it collects as an advisory fee from the Van Eck Investment Company as a result of the Fund's investment.
The Fund may take temporary defensive positions in anticipation of or in an attempt to respond to adverse market, economic, political or other conditions.  A defensive posture is designed to protect the Fund from an anticipated decline in the markets in which the Fund invests, but could have the effect of reducing the benefit from any market increase.

The Fund seeks to achieve its objective by investing, under normal circumstances, at least 80% of the value of its net assets in U.S. and foreign fixed-income securities offering the highest level of expected income while simultaneously minimizing market price fluctuations. The Fund may invest across all fixed-income sectors, and may invest in fixed-income securities with a range of varying maturities, from short- to long-term. Such securities may be denominated in either U.S. dollars or foreign currencies. The Fund’s subadviser actively manages the Fund’s assets in relation to market conditions and general economic conditions, and adjusts the Fund’s investments in an effort to best enable the Fund to achieve its investment objective. Therefore, the percentage of the Fund’s assets invested in a particular country or denominated in a particular currency will vary in accordance with the subadviser’s assessment of the relative yield and appreciation potential of such securities and the relationship of the country’s currency to the U.S. dollar. Nevertheless, the Fund normally invests at least 40% of the value of its net assets in securities of issuers organized or having a principal place of business outside the United States or doing a substantial amount of business outside the United States.
The securities in which the Fund may invest may pay interest on either a fixed-rate or a variable-rate basis, and may include:
• Corporate bonds;
• U.S. government securities and U.S. government agency securities;
• Foreign government and corporate bonds, including those of issuers in emerging market countries;
• Mortgage-backed securities;
• Asset-backed securities;
• Preferred stock;
• Commercial paper;
• High-yield bonds; and
• Derivatives, such as options and futures.
Under normal circumstances, the Fund invests at least 80% of the value of its net assets in fixed-income securities rated investment-grade at the time of investment.
Nationwide Fund Advisors, the Fund’s investment adviser, has selected AllianceBernstein L.P. as subadviser to manage the Fund’s portfolio on a day-to-day basis.

Principal Risks:
An investment in the Fund involves the risk of losing money.  The Fund is subject to the risks associated with investments in debt securities, including credit risk and interest rate risk. Credit risk refers to the possibility that the issuer of a security will be unable to make interest payments and/or repay the principal on its debt. Interest rate risk refers to the fluctuations in prices of debt securities, which tend to fall when interest rates go up and to rise when interest rates fall. The longer the maturity or duration of the debt security, the higher the risk of price fluctuations due to changes in interest rates.
Debt securities rated below investment grade are subject to greater risks than higher rated securities, and are viewed as speculative because their issuers are more vulnerable to financial setbacks and economic pressures than issuers with higher ratings.
The Fund's investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, including the takeover of property without adequate compensation or imposition of prohibitive taxation.
The Fund may engage in active and frequent trading of its portfolio securities to achieve its investment objectives. Consequently, the Fund may suffer adverse tax consequences and increased transaction costs that may affect performance.
The Fund is also subject to risks associated with investments in common stocks, convertible securities, derivatives, asset-backed securities and CMOs and to risks associated with investments in other investment companies.

The Fund cannot guarantee that it will achieve its investment objective.
As with any mutual fund, the value of the Fund’s investments—and therefore, the value of Fund shares—may fluctuate. These changes may occur because of:
• Interest rate risk – generally, when interest rates go up, the value of fixed-income securities goes down.
• Credit risk – a bond issuer may be unable to pay the interest or principal when due. This risk is more pronounced with high-yield bonds and other lower-rated securities.
• Liquidity risk – is the risk that a security cannot be sold, or cannot be sold quickly, at an acceptable price.
• Prepayment, call and redemption risk – certain bonds will be paid off by the issuer more quickly than anticipated. If this happens, the Fund may be required to invest the proceeds in securities with lower yields.
• Extension risk – when interest rates rise, certain bond obligations will be paid off by the issuer more slowly than anticipated. This can cause the market value of the security to fall because the market may view its interest rate as too low for a longer-term investment.
• Mortgage- and asset-backed securities risk – these securities are subject to prepayment and extension risk, as described above. Additionally, through its investments in mortgage-backed securities, including those issued by private lenders, a Fund may have some exposure to subprime loans, as well as to the mortgage and credit markets generally. Subprime loans, which are loans made to borrowers with weakened credit histories, have had in many cases higher default rates than loans that meet government underwriting requirements. The credit quality of most asset-backed securities depends primarily on the credit quality of the assets underlying such securities, how well the entity issuing the security is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancement of the securities. Unlike mortgage-backed securities, asset-backed securities may not have the benefit of any security interest in the related asset.
• Lower-rated securities risk – refers to the risk that the Fund’s investment in high-yield bonds and other lower-rated bonds will subject the Fund to substantial risk of loss.
• Derivatives risk – the Fund may experience a significant loss or otherwise lose opportunities for gains if it uses certain derivatives (e.g., options, futures, forwards and forward commitments, and swap agreements) when the security prices, interest rates, currency values or other such measures underlying derivatives change in unexpected ways. In addition, derivatives may involve additional expenses, which can reduce any benefit or increase any loss to the Fund from using a derivatives strategy. Derivatives also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund.
• Foreign risk – foreign securities may be more volatile, harder to price and less liquid than U.S. securities. The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.
• Emerging markets risk – a magnification of the risks that affect all foreign investments. These risks are greater for securities of companies or governments in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets.
If the value of the Fund’s investments goes down, you may lose money.

Management Fees	1.00%90	0.55%
12b-1 Fees	0.00%	0.25%
Other Expenses	0.38%	0.35%91
Total Gross Expenses	1.38%	1.15%92
Waivers/Reimbursements	0.28%93	0.05%94
Total Net Expenses	1.10%	1.10%
Total Share Class Assets (as of 12-31-2008)	$14,888,583	N/A

88 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

89 This underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee.

90 The Worldwide Bond Fund pays the Adviser a monthly fee at the annual rate of 1.00% of the first $500 million of average daily net assets, 0.90% on the next $250 million of average daily net assets and 0.70% of average daily net assets in excess of $750 million.

91 “Other Expenses” include administrative services fees which currently are 0.25%.

92 Expenses are estimated based on the Fund’s projected net assets for its fiscal year ended December 31, 2009.

93 For the period May 1, 2008 through April 30, 2009, the Adviser contractually agreed to waive fees and reimburse certain operating expenses (excluding interest, taxes and extraordinary expenses) to the extent Total Annual Fund Operating Expenses exceed 1.10% of average daily net assets.

94 The Trust and Nationwide Fund Distributors LLC have entered into a contract waiving 0.04% of the Distribution and/or Service (12b-1) Fee until at least May 1, 2010. The Trust and the Adviser have entered into a written contract limiting operating expenses to 0.64% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund’s business. The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

Total Fund Assets (as of 12-31-2008)	$50,111,683	N/A
Performance History (as of 12-31-2008)
3 Mo.	3.60%	N/A
1 Yr.	3.70%	N/A
3 Yrs.	6.61%	N/A
5 Yrs.	5.08%	N/A
10 Yrs.	5.08%	N/A

The percentage of the Existing Fund’s assets for Class R1 that will be transferred to the Replacement Fund pursuant to the Substitution is approximately 1% as of 12/31/08.  This comprises less than 1% of the Existing Fund’s total assets as of 12/31/08.  (Another 87% of the Existing Fund’s Class R1 is proposed to be substituted into Class III of the Replacement Fund.)
The Section 26 Applicants believe that the Van Eck Worldwide Insurance Trust – Worldwide Bond Fund and the NVIT – AllianceBernstein NVIT Global Fixed Income Fund have similar investment objectives and substantially similar policies and risks.  The NVIT – AllianceBernstein NVIT Global Fixed Income Fund states that it will invest at least 80% of its assets in U.S. and foreign fixed-income rated securities.  The Van Eck Worldwide Insurance Trust – Worldwide Bond Fund will invest at least 80% of its assets in investment grade debt securities rated by Standard & Poor’s or Moody’s Investors Service.  Both funds allow for the use of derivatives securities, convertible securities, asset-backed and foreign securities without limitation.  As of 12/31/08, the most recent date available in Morningstar Direct as of 2/13/08, the Van Eck Worldwide Insurance Trust – Worldwide Bond Fund held 62% of its net assets in foreign securities, but did not hold any derivatives securities, convertible securities or asset-backed securities.
Although immaterial differences in risks and investment objectives and strategies exist, the Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

This proposed Substitution will impact the following Contracts:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier
Nationwide Provident VA Separate Account A	811-06484	033-65512	C000026810
Nationwide Provident VLI Separate Account 1	811-04460	033-02625	C000026805
Nationwide VA Separate Account-B	811-06399	033-86408	C000025690

D.           Contract Level Information

Following is a table that indicates the number of underlying mutual funds available in each of the Contracts before and after the Substitution:
Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier	No. of Underlying Mutual Funds before Substitution	No. of Underlying Mutual Funds after Substitution
Nationwide Variable Account	811-02716	002-58043	C000024492	55	54
Nationwide Variable Account	811-02716	333-80481	C000024493	68	67
Nationwide Variable Account-II	811-03330	002-75059	C000024495	137	128
Nationwide Variable Account-II	811-03330	033-60063	C000024502	134	125
Nationwide Variable Account-II	811-03330	033-67636	C000024501	134	125
Nationwide Variable Account-II	811-03330	333-103093	C000024503	119	112
Nationwide Variable Account-II	811-03330	333-103094	C000024504	119	112
Nationwide Variable Account-II	811-03330	333-103094	C000024505	113	106
Nationwide Variable Account-II	811-03330	333-103094	C000024506	85	82
Nationwide Variable Account-II	811-03330	333-103094	C000024537	109	102
Nationwide Variable Account-II	811-03330	333-103094	C000024538	116	109
Nationwide Variable Account-II	811-03330	333-103095	C000024507	119	112
Nationwide Variable Account-II	811-03330	333-103095	C000024508	93	86
Nationwide Variable Account-II	811-03330	333-104510	C000024499	119	112

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier	No. of Underlying Mutual Funds before Substitution	No. of Underlying Mutual Funds after Substitution
Nationwide Variable Account-II	811-03330	333-104511	C000024497	119	112
Nationwide Variable Account-II	811-03330	333-104512	C000024498	119	112
Nationwide Variable Account-II	811-03330	333-104513	C000024496	119	112
Nationwide Variable Account-II	811-03330	333-104513	C000068828	111	104
Nationwide Variable Account-II	811-03330	333-105992	C000024500	111	104
Nationwide Variable Account-II	811-03330	333-105992	C000057806	82	76
Nationwide Variable Account-II	811-03330	333-140621	C000047667	91	85
Nationwide Variable Account-II	811-03330	333-147198	C000057700	67	62
Nationwide Variable Account-6	811-08684	033-82370	C000025674	14	12
Nationwide Variable Account-7	811-08666	033-82174	C000024646	14	12
Nationwide Variable Account-7	811-08666	033-82190	C000025676	15	13
Nationwide Variable Account-7	811-08666	033-89560	C000024647	91	89
Nationwide Variable Account-7	811-08666	033-89560	C000034518	47	45
Nationwide Variable Account-7	811-08666	033-89560	C000034519	66	65
Nationwide Variable Account-7	811-08666	033-89560	C000034520	50	48
Nationwide Variable Account-8	811-07357	033-62637	C000025678	63	59
Nationwide Variable Account-8	811-07357	033-62659	C000025677	63	59
Nationwide Variable Account-9	811-08241	333-28995	C000024720	127	119
Nationwide Variable Account-9	811-08241	333-28995	C000024727	69	65
Nationwide Variable Account-9	811-08241	333-28995	C000024728	74	69
Nationwide Variable Account-9	811-08241	333-28995	C000024730	64	60

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier	No. of Underlying Mutual Funds before Substitution	No. of Underlying Mutual Funds after Substitution
Nationwide Variable Account-9	811-08241	333-52579	C000024732	128	120
Nationwide Variable Account-9	811-08241	333-53023	C000024722	61	58
Nationwide Variable Account-9	811-08241	333-53023	C000024723	127	119
Nationwide Variable Account-9	811-08241	333-53023	C000024724	39	37
Nationwide Variable Account-9	811-08241	333-53023	C000024725	127	119
Nationwide Variable Account-9	811-08241	333-56073	C000024721	74	69
Nationwide Variable Account-9	811-08241	333-56073	C000024734	127	119
Nationwide Variable Account-9	811-08241	333-69014	C000025679	67	64
Nationwide Variable Account-9	811-08241	333-75360	C000025680	67	64
Nationwide Variable Account-9	811-08241	333-79327	C000024726	121	114
Nationwide Variable Account-10	811-09407	333-81701	C000025683	57	53
Nationwide Variable Account-14	811-21205	333-104339	C000017946	77	72
Nationwide Multi-Flex Variable Account	811-03338	002-75174	C000024802	42	40
Nationwide VLI Separate Account-2	811-05311	033-16999	C000026121	72	67
Nationwide VLI Separate Account-2	811-05311	033-35783	C000026122	43	42
Nationwide VLI Separate Account-2	811-05311	033-42180	C000025924	149	140
Nationwide VLI Separate Account-2	811-05311	033-62795	C000025923	147	138
Nationwide VLI Separate Account-2	811-05311	033-63179	C000026123	73	68
Nationwide VLI Separate Account-3	811-06140	033-44296	C000026130	62	59
Nationwide VLI Separate Account-4	811-08301	333-31725	C000025928	142	134
Nationwide VLI Separate Account-4	811-08301	333-31725	C000026839	142	134

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier	No. of Underlying Mutual Funds before Substitution	No. of Underlying Mutual Funds after Substitution
Nationwide VLI Separate Account-4	811-08301	333-52615	C000025936	142	134
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025932	142	134
Nationwide VLI Separate Account-4	811-08301	333-52617	C000025933	142	134
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025937	139	131
Nationwide VLI Separate Account-4	811-08301	333-69160	C000025938	139	131
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025929	139	131
Nationwide VLI Separate Account-4	811-08301	333-83010	C000025930	139	131
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025934	139	131
Nationwide VLI Separate Account-4	811-08301	333-94037	C000025935	139	131
Nationwide VLI Separate Account-7	811-21610	333-117998	C000025943	112	105
Nationwide VLI Separate Account-7	811-21610	333-121879	C000025944	110	103
Nationwide VLI Separate Account-7	811-21610	333-146649	C000056757	91	85
Nationwide VLI Separate Account-7	811-21610	333-149295	C000063404	91	85
Nationwide VA Separate Account-B	811-06399	033-86408	C000025690	80	75
Nationwide VL Separate Account-G	811-21697	333-121878	C000025954	110	103
Nationwide VL Separate Account-G	811-21697	333-140608	C000047649	110	103
Nationwide VL Separate Account-G	811-21697	333-146073	C000054985	91	85
Nationwide VL Separate Account-G	811-21697	333-146650	C000056759	95	89
Nationwide VL Separate Account-G	811-21697	333-149213	C000063035	91	85
Nationwide Provident VA Separate Account 1	811-07708	033-70926	C000026817	33	31
Nationwide Provident VA Separate Account 1	811-07708	333-54984	C000026816	30	27

Separate Account	1940 Act File No.	1933 Act File No.	Contract/Class Identifier	No. of Underlying Mutual Funds before Substitution	No. of Underlying Mutual Funds after Substitution
Nationwide Provident VA Separate Account 1	811-07708	333-54990	C000026815	30	27
Nationwide Provident VLI Separate Account 1	811-04460	033-02625	C000026805	29	26
Nationwide Provident VLI Separate Account 1	811-04460	033-38463	C000026854	86	81
Nationwide Provident VLI Separate Account 1	811-04460	033-42133	C000026802	107	100
Nationwide Provident VLI Separate Account 1	811-04460	033-55470	C000026840	86	81
Nationwide Provident VLI Separate Account 1	811-04460	333-71763	C000026803	130	123
Nationwide Provident VLI Separate Account 1	811-04460	333-82613	C000026806	130	123
Nationwide Provident VLI Separate Account 1	811-04460	333-84475	C000026801	130	123
Nationwide Provident VLI Separate Account 1	811-04460	333-98629	C000026804	27	26
Nationwide Provident VA Separate Account A	811-06484	033-65195	C000026823	28	26
Nationwide Provident VA Separate Account A	811-06484	033-65512	C000026810	35	33
Nationwide Provident VA Separate Account A	811-06484	333-88163	C000026821	30	27
Nationwide Provident VA Separate Account A	811-06484	333-90081	C000026822	30	27
Nationwide Provident VLI Separate Account A	811-08722	033-83138	C000026813	85	80
Nationwide Provident VLI Separate Account A	811-08722	333-10321	C000026814	85	80
Nationwide Provident VLI Separate Account A	811-08722	333-67775	C000026808	130	123
Nationwide Provident VLI Separate Account A	811-08722	333-82611	C000026807	130	123
Nationwide Provident VLI Separate Account A	811-08722	333-98631	C000026809	27	26

E.	Procedures for the Proposed Substitutions
To effectuate the Substitutions, the Section 26 Applicants have developed and propose to follow the procedures set forth below.
1.           Distribution of Prospectus Supplements.  Prospectus supplements for the Contracts will be delivered to Contract Owners at least thirty (30) days before the Substitution date.  The supplements will: (i) notify all Contract Owners of the Insurance Company’s intent to implement the Substitutions, and that it has filed this Application in order to obtain the necessary orders to do so; (ii) advise Contract Owners that from the date of the supplement until the Substitution date, Contract Owners are permitted to transfer Contract value out of any Existing Fund sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the Contract; (iii) instruct Contract Owners how to submit transfer requests in light of the proposed Substitutions; (iv) advise Contract Owners that any Contract value remaining in an Existing Fund sub-account on the Substitution date will be transferred to the corresponding Replacement Fund sub-account, and that the Substitutions will take place at relative net asset value; (v) inform Contract Owners that for at least thirty (30) days following the Substitution date, the Insurance Companies will permit Contract Owners to make transfers of Contract value out of each Replacement Fund sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the Contract; and (vi) inform Contract Owners that the respective Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Fund for at least thirty (30) days after the Substitution date.95
The Insurance Companies will cause the appropriate prospectus supplements containing this disclosure and the prospectus and/or supplement for the Replacement Funds to be sent to all existing Contract Owners.  New purchasers of the Contracts will be provided the prospectus supplement, the Contract prospectus, and the prospectus and/or supplement for the Replacement Funds in accordance with all applicable legal requirements.  Prospective purchasers of the Contracts will be provided the prospectus supplement and the Contract prospectus.
2.           Confirmation Statements.  In addition to the Contract prospectus supplements distributed to Contract Owners, within five (5) business days after the Substitution date, Contract Owners will be sent a confirmation of the Substitutions in accordance with Rule 10b-10 under the Securities Exchange Act of 1934, as amended.  The confirmation statement will reiterate that the Insurance Company will not exercise any right reserved by it under the Contracts to impose any restrictions or fees on transfers from the Replacement Funds until at least thirty (30) days after the Substitution date.
3.           Redemption and Purchase of Shares.  The proposed Substitutions will take place at relative net asset value determined on the Substitution date pursuant to Section 22 of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any Contract Owner’s Contract value, cash value, death benefit, or dollar value of his or her investment in the Separate Accounts.  Each Substitution will be effected by redeeming shares of the Existing Fund in cash and/or in-kind on the Substitution date at their net asset value and using the proceeds of those redemptions to purchase shares of the Replacement Fund at their net asset value on the same

95 One exception to this is that the Insurance Companies may impose restrictions on transfers to the extent necessary to prevent or limit disruptive trading activity, as described in the prospectuses for the Contracts and the underlying mutual funds.

date.96
Contract Owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or insurance benefits or the Insurance Companies’ obligations under the Contracts be altered in any way.  All expenses incurred in connection with the proposed Substitutions, including any brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies.  In addition, the proposed Substitutions will not impose any tax liability on Contract Owners.  The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution.  No fees will be charged on transfers made on the Substitution date because each Substitution redemption and purchase will not be treated as a transfer for purposes of assessing transfer charges or computing the number of permissible transfers under the Contracts.
4.           Limits on Expenses. In all of the proposed Substitutions, the sum of the Management Fee and 12b-1 Fee of the Replacement Fund is equal to or less than that of the Existing Fund.  Section 26 Applicants represent that, for two (2) years following the Substitution date, the net annual expenses of each Replacement Fund will not exceed the net annual expenses of the corresponding Existing Fund immediately preceding the Substitution.  In addition, the Insurance Companies will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two (2) years following the Substitution date.

96 For administrative convenience, the In-Kind Transactions may be effected through a direct transfer of securities and cash between the custodian(s) for the Existing Fund and its corresponding Replacement Fund, followed by the distribution of shares of the Replacement Fund to the applicable Separate Account(s).

IV. REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)
The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the following substitutions:
Ref. No.	Existing Funds	Replacement Funds
1	American Century Variable Portfolios, Inc. – American Century VP Value Fund: Class I	NVIT – American Century NVIT Multi Cap Value Fund: Class I
2	American Century Variable Portfolios, Inc. – American Century VP Value Fund: Class II	NVIT – American Century NVIT Multi Cap Value Fund: Class II
3	Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio: Initial Class	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
4	Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio: Service Class	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
5	Fidelity Variable Insurance Products Fund – VIP Contrafund Portfolio: Service Class 2	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
6	Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio: Initial Class	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
7	Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio: Service Class	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
8	Fidelity Variable Insurance Products Fund – VIP Growth Opportunities Portfolio: Service Class 2	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
9	Franklin Templeton Variable Insurance Products Trust – Templeton Global Income Securities Fund: Class 3	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class III
10	Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund: Class 2	NVIT – Templeton NVIT International Value Fund: Class III
11	Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund: Class 3	NVIT – Templeton NVIT International Value Fund: Class III
12	Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class I
13	Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA: Service Shares	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
14	T. Rowe Price Equity Series, Inc. – T. Rowe Price Blue Chip Growth Portfolio: Class II	NVIT – Oppenheimer NVIT Large Cap Growth Fund: Class II
15	T. Rowe Price Equity Series, Inc. – T. Rowe Price Equity Income Portfolio: Class II	NVIT – American Century NVIT Multi Cap Value Fund: Class II
16	Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Initial Class	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class III
17	Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Initial Class	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class VI
18	Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Class R1	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class III
19	Van Eck Worldwide Insurance Trust – Worldwide Bond Fund: Class R1	NVIT – AllianceBernstein NVIT Global Fixed Income Fund: Class VI

A.	Applicable Law
Section 26(c) of the 1940 Act makes it unlawful for the depositor of a registered unit investment trust that invests in the securities of a single issuer to substitute another security for such security without Commission approval.  Section 26(c) further states that the Commission shall issue an order approving such a substitution “if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”
Since each of the Separate Accounts is a registered unit investment trust that invests in the securities of a single issuer (the Existing Funds), and the Insurance Companies (each a depositor) desire to substitute another security (the Replacement Funds) for those securities, the proposed Substitutions fall within the provisions of Section 26(c) of the 1940 Act.  The Section 26 Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitutions.
B.	Basis for a Section 26(c) Order
As indicated in Section II.C. of this Application, the Section 26 Applicants have reserved the right under the Contracts to substitute shares of another underlying mutual fund for one of the current underlying mutual funds offered as an investment option under the Contracts.  The Contract prospectuses disclose this right.
The Insurance Companies have reserved this right of substitution to protect themselves and the Contract Owners in situations where either might be harmed or disadvantaged by continuing to offer a particular underlying mutual fund as an investment option under the Contract.  Additionally, the Insurance Companies intended this reservation of right to be available in those situations where a substitution could benefit the Insurance Companies and the

Contract Owners.
Each Replacement Fund and its corresponding Existing Fund have similar, and in some cases substantially similar or identical, investment objectives and strategies.  In addition, each proposed Substitution retains for Contract Owners the investment flexibility and expertise in asset management, which are core investment features of the Contracts.  Any impact on the investment programs of affected Contract Owners should be negligible.
Furthermore, the ultimate effect of the Substitutions would be to continue to provide Contract Owners with a wide array of investment options and managers, while at the same time increasing administrative efficiencies of the Contracts.  Information pertaining to the underlying mutual funds available under the Contracts will be more consistent and thus easier for Contract Owners to navigate and understand.
In addition, after the Substitution date, Contract Owners with Contract value invested in a Replacement Fund will have the same or lower net operating expense ratio(s) as before the Substitution.  As indicated previously, certain expense limits have been put in place to ensure that Contract Owners do not incur higher expenses as a result of a Substitution for a period of two (2) years after the Substitution.
Thus, each Substitution protects the Contract Owners who have Contract value allocated to an Existing Fund by: (1) providing an alternate underlying investment option that is similar to the Existing Fund (and in some cases, managed by the same investment manager); (2) generally providing such Contract Owners with simpler disclosure documents; and (3) providing an alternate underlying investment option that has the same or lower net operating expenses as the Existing Fund.

In addition, the Section 26 Applicants submit that each of the Substitutions meets the standards and conditions that the Commission has set forth in other, previously approved substitution applications.97
The Section 26 Applicants submit that the proposed Substitutions are not of the type that Section 26 was designed to prevent: overreaching on the part of the depositor by permanently impacting the investment allocations of the entire trust.  In the current situation, the Contracts provide Contract Owners with investment discretion to allocate and reallocate their Contract value among the available underlying mutual funds.  This flexibility provides Contract Owners with the ability to reallocate their assets at any time – either before the Substitution date, or after the Substitution date – if they do not wish to invest in the Replacement Fund.  Thus, the likelihood of being invested in an undesired underlying mutual fund is minimized, with the discretion remaining with the Contract Owners.  The Substitutions, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.
The proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts.  Specifically, the type of insurance coverage offered by the Insurance Companies under the applicable Contract, as well as numerous other rights and privileges associated with Contract, are not impacted by the proposed Substitution.  Contract Owners also may have considered the Insurance Company’s size, financial condition, and its reputation for service in selecting their Contract.  These factors will not change as a result of the proposed Substitutions, nor will the

97 See, e.g., SunLife Assurance Co., et. al., 1940 Act Rel. Nos. 28570 (December 23, 2008) (notice) and 28607 (January 22, 2009) (order); Allianz Life Insurance Company of North America, et. al., 1940 Act Rel. Nos. 28480 (October 30, 2008) (notice) and 28521 (November 25, 2008) (order); Allianz Life Insurance Company of North America, et. al., 1940 Act Rel. Nos. 28369 (August 28, 2008) (notice) and 28384 (September 19, 2008) (order); The Penn Mutual Life Insurance Company, et. al., 1940 Act Rel. Nos. 28328 (July 2, 2008) (notice) and 28342 (July 25, 2008) (order); MetLife Insurance Company of Connecticut, et. al., 1940 Act Rel. Nos. 28190 (March 10, 2008) (notice) and 28236 (April 16, 2008) (order); Jefferson National Life Insurance Company, et. al., 1940 Act Rel. Nos. 28191 (March 10, 2008) (notice) and 28234 (April 3, 2008) (order); MetLife Insurance Company of Connecticut, et. al., 1940 Act Rel. Nos. 28013 (October 12, 2007) (notice) and 28044 (November 7, 2007) (order).

annuity, life, or tax benefits afforded under the Contracts held by any of the affected Contract Owners.
C.	Request for an Order
The Section 26 Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.  The Section 26 Applicants submit that, for all the reasons stated above, the proposed Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V. REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b)
The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.
A.	Applicable Law
Section 17(a)(1) of the 1940 Act, in relevant part, generally prohibits any affiliated person of a registered investment company (or any affiliated person of such a person), acting as principal, from knowingly selling any security or other property to that company.  Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.
Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person, in relevant part, as:
(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; [or] (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person…

Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.
Shares held by an insurance company separate account are legally owned by the insurance company.  Thus, the Insurance Companies collectively own substantially all of the shares of the Trust.  Accordingly, the Trust and its respective Funds are arguably under the control of the Insurance Companies, as per Section 2(a)(9) of the 1940 Act (notwithstanding the fact that the Contract Owners are the beneficial owners of those Separate Account shares).  If the Trust is under the common control of the Insurance Companies, then each Insurance Company is an affiliated person of the Trust and its respective Funds.  If the Trust and its respective Funds are under the control of the Insurance Companies, then the Trust and its respective affiliates are affiliated persons of the Insurance Companies.
Regardless of whether or not the Insurance Companies can be considered to actually control the Trust and its Funds, because the Insurance Companies and their affiliates own of record more than 5% of the shares of each Fund and are under common control with NFA, the Insurance Companies are affiliated persons of the Trust and its Funds.  Likewise, the Trust and its respective Funds are each an affiliated person of the Insurance Companies.
The proposed In-Kind Transactions could be seen as the indirect purchase of shares of certain Replacement Funds with portfolio securities of certain Existing Funds and the indirect sale of portfolio securities of certain Existing Funds for shares of certain Replacement Funds.  Pursuant to this analysis, the proposed In-Kind Transactions also could be categorized as a purchase of shares of certain Replacement Funds by certain Existing Funds, acting as principal, and a sale of portfolio securities by certain Existing Funds, acting as principal, to certain Replacement Funds.  In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from certain Existing Portfolios, and a sale of securities to certain Replacement Funds, by the Insurance Companies (or their Separate Accounts), acting as principal.  If categorized in this manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these participants.
Section 17(b) of the 1940 Act provides that any person may apply to the Commission for an exemption from the provisions of Section 17(a), and the Commission shall issue such exemptive order, if evidence establishes that:
(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and

(3) the proposed transaction is consistent with the general purposes of [the 1940 Act].

B.	Basis for a Section 17(b) Order
The Section 17 Applicants submit that the In-Kind Transactions, as described in this Application, meet the conditions set forth in Section 17(b) of the 1940 Act.  Additionally, the Commission has previously granted exemptions from Section 17(a) in circumstances substantially identical in all material respects to those presented in this Application, to permit in-kind transactions in connection with a substitution.98

98 See, e.g., SunLife Assurance Co., et. al., 1940 Act Rel. Nos. 28570 (December 23, 2008) (notice) and 28607 (January 22, 2009) (order); Allianz Life Insurance Company of North America, et. al., 1940 Act Rel. Nos. 28480 (October 30, 2008) (notice) and 28521 (November 25, 2008) (order); Allianz Life Insurance Company of North America, et. al., 1940 Act Rel. Nos. 28369 (August 28, 2008) (notice) and 28384 (September 19, 2008) (order); The Penn Mutual Life Insurance Company, et. al., 1940 Act Rel. Nos. 28328 (July 2, 2008) (notice) and 28342 (July 25, 2008) (order); MetLife Insurance Company of Connecticut, et. al., 1940 Act Rel. Nos. 28190 (March 10, 2008) (notice) and 28236 (April 16, 2008) (order); Jefferson National Life Insurance Company, et. al., 1940 Act Rel. Nos. 28191 (March 10, 2008) (notice) and 28234 (April 3, 2008) (order); MetLife Insurance Company of Connecticut, et. al., 1940 Act Rel. Nos. 28013 (October 12, 2007) (notice) and 28044 (November 7, 2007) (order).

1.           Reasonableness and Fairness of Terms and the Absence of Overreaching.
The Section 17 Applicants submit that the terms of the In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair, and do not involve overreaching because: (1) the Contract Owners’ Contract values will not be adversely impacted or diluted; (2) with respect to those securities for which market quotations are readily available, the In-Kind Transactions will comply with the conditions set forth in Rule 17a-7, other than the requirement relating to cash consideration; and (3) with respect to those securities for which market quotations are not readily available, the In-Kind Transactions will be effected in accordance with the relevant Existing Funds’ and the relevant corresponding Replacement Funds’ normal valuation procedures, as described in the relevant fund’s registration statement.
Contract Owners’ Contract values will not be adversely impacted or diluted because the In-Kind Transactions will be effected at the respective net asset values of the Existing Funds and the Replacement Funds, as described in each fund’s registration statement and as required by Rule 22c-1 under the 1940 Act.  The In-Kind Transactions will not change the dollar value of any Contract, the accumulation unit value or annuity unit value of any Contract, or the death benefit payable under any Contract.  After the In-Kind Transactions, the value of a Separate Account’s investment in a Replacement Fund will equal the value of its investments in the corresponding Existing Fund (in addition to any pre-existing investment in the Replacement Fund) before the In-Kind Transactions.
Additionally, the Section 17 Applicants will cause the In-Kind Transactions to be implemented in substantial compliance with the conditions set forth in Rule 17a-7 under the 1940 Act, except that the consideration paid for the securities being purchased or sold will not be in cash.  The Section 17 Applicants assert that because the proposed In-Kind Transactions would comply in substance with the conditions of the rule, the Commission should consider whether the terms of the In-Kind Transactions would serve the purposes intended by implementation of the rule.  The adopting release of Rule 17a-7 states that the purpose of the rule is to set forth “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.”99  Since the In-Kind Transactions will be effected at the respective net asset values of the relevant funds, as per the registration statement for each fund and as required by Rule 22c-1 under the 1940 Act, the Section 17 Applicants submit that the terms of the In-Kind Transactions do no present a situation where the investment companies participating in the transaction could overreach and potentially harm investors.  Thus, the purposes intended by implementation of the rule are met by the terms of the In-Kind Transactions.
The proposed In-Kind Transactions will be effected based upon the independent current market price of the portfolio securities as specified in Rule 17a-7(b).  The proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered investment company’s registration statement and reports in accordance with Rule 17a-7(c).  No brokerage commission, fee (except for any customary transfer fees), or other remuneration will be paid in connection with the proposed In-Kind Transactions as specified in Rule 17a-7(d).  The Trust’s board of directors has adopted and implemented the fund governance and oversight procedures as required by Rule 17a-7(e) and (f).  Finally, a written record of the procedures for the proposed In-Kind Transactions will be maintained and preserved in

99 1940 Act Rel. Nos. 4604 (May 20, 1966) (proposing release) and 4697 (Sept. 8, 1966) (adopting release).

accordance with Rule 17a-7(g).
Although the proposed In-Kind Transactions will not comply with the cash consideration requirement of Rule 17a-7(a), the terms of the proposed In-Kind Transactions will offer to each of the relevant Existing Funds and each of the relevant Replacement Funds the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business.  Specifically, the Insurance Companies and their affiliates cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to any Replacement Fund and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission.  The Section 17 Applicants intend that the In-Kind Transactions will be carried out in substantial compliance with the other conditions of Rule 17a-7 as discussed above.
2.           Consistency with the Policy of Each Registered Investment Company Concerned
For those Existing Funds that will redeem their shares in-kind as part of the In-Kind Transactions, such transactions will be consistent with the investment policies of the Existing Fund because: (1) the redemption in-kind policy is stated in the relevant Existing Fund’s current registration statement; and (2) the shares will be redeemed at their net asset value in conformity with Rule 22c-1 under the 1940 Act.
Likewise, for the Replacement Funds that will sell shares in exchange for portfolio securities as part of the In-Kind Transactions, such transactions will be consistent with the investment policies of the Replacement Fund because: (1) the Trust’s policy of selling shares in exchange for investment securities is stated in the Trust’s current registration statement; (2) the shares will be sold at their net asset value; and (2) the investment securities will be of the type and quality that a Replacement Fund could have acquired with the proceeds from the sale of its shares had the shares been sold for cash.  For each of the proposed In-Kind Transactions, the Adviser and relevant Sub-Adviser(s) will analyze the portfolio securities being offered to each relevant Replacement Fund and will retain only those securities that it would have acquired for each such Fund in a cash transaction.
3.	Consistency with the General Purposes of the 1940 Act
The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act set forth in Section 1 of the 1940 Act.  In particular, the proposed In-Kind Transactions do not present any conditions or abuses that the 1940 Act was designed to prevent.
C.	Request for an Order
The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act permit them, to the extent necessary, to carry out the proposed In-Kind Transactions as described in this Application.  The Section 17 Applicants submit that, for all the reasons stated above: (1) the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable and fair to each of the relevant Replacement Funds, each of the relevant Existing Funds, and Contract Owners, and that the proposed In-Kind Transactions do not involve overreaching on the part of any person concerned; (2) the proposed In-Kind Transactions are, or will be, consistent with the policies of the relevant Replacement Funds and the relevant Existing Funds as stated in the relevant investment company’s registration statement and reports filed under the 1940 Act; and (3) the proposed In-Kind Transactions are, or will be, consistent with the general purposes of the 1940 Act.

VI. CONCLUSION
For the reasons set forth in this Application, the Section 26 Applicants each respectively submit that the proposed Substitutions meet the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act, and that such order be made effective as soon as possible.  Additionally, for the reasons set forth in this Application, the Section 17 Applicants each respectively submit that the proposed In-Kind Transactions meet the standards of Section 17(b) of the 1940 Act, and respectfully request that the Commission issue an order of exemption pursuant to Section 17(b) of the 1940 Act, and that such order be made effective as soon as possible.

VII. PROCEDURAL MATTERS RELATING TO THIS APPLICATION
The Section 17 Applicants hereby state that their address is as indicated on the cover page of this Application.  Any notice and order or questions or comments concerning this Application should be directed to:
Jamie Ruff Casto, Esq.
Nationwide Insurance
One Nationwide Plaza, 1-34-201
Columbus, Ohio 43215
(614) 249-8782

Each Section 17 Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Section 17 Applicant.
Under the Articles of Incorporation of Nationwide Life Insurance Company, its business and affairs are to be conducted by its Board of Directors.  The business and affairs of the Nationwide Life Insurance Company Separate Accounts, as unit investment trusts, is conducted by Nationwide Life Insurance Company, as depositor, pursuant to Nationwide Life Insurance

Company’s Articles of Incorporation and By-Laws.
Under the Articles of Incorporation and By-Laws of Nationwide Life and Annuity Insurance Company, its business and affairs are to be conducted by its Board of Directors.  The business and affairs of the Nationwide Life and Annuity Insurance Company Separate Accounts, as unit investment trusts, is conducted by Nationwide Life and Annuity Insurance Company, as depositor, pursuant to Nationwide Life and Annuity Insurance Company’s Articles of Incorporation and By-Laws.
Under the Articles of Incorporation and By-Laws of Nationwide Life Insurance Company of America, its business and affairs are to be conducted by its Board of Directors.  The business and affairs of the Nationwide Life Insurance Company of America Separate Accounts, as unit investment trusts, is conducted by Nationwide Life Insurance Company of America, as depositor, pursuant to Nationwide Life Insurance Company of America’s Articles of Incorporation and By-Laws.
Under the Articles of Incorporation and By-Laws of Nationwide Life and Annuity Company of America, its business and affairs are to be conducted by its Board of Directors.  The business and affairs of the Nationwide Life and Annuity Company of America Separate Accounts, as unit investment trusts, is conducted by Nationwide Life and Annuity Company of America, as depositor, pursuant to Nationwide Life and Annuity Company of America’s Articles of Incorporation and By-Laws.
Under the Articles of Incorporation and By-Laws of Nationwide Variable Insurance Trust, its business and affairs are to be conducted by its Board of Trustees.
In accordance with these governing documents, resolutions were adopted by a vote of the Board of Directors/Trustees of each entity authorizing the appropriate officers of each entity,

respectively, to prepare, execute, and file this Application with the Commission.  All the requirements of the governing documents of each entity have been complied with in connection with the execution and filing of this Application.  The resolutions and statements of authority required under Rule 0-2(c)(1) under the 1940 Act are attached hereto as Exhibit A.  Such resolutions and statements of authority authorize the preparation, execution, and filing of the Application by the officers referenced therein and remain in full force and effect.  The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B.

SIGNATURES
NATIONWIDE LIFE INSURANCE COMPANY has authorized this Application to be duly signed on its behalf, and on behalf of its Separate Accounts, in the State of Ohio on the 2nd day of April, 2009.
NATIONWIDE LIFE INSURANCE COMPANY

NATIONWIDE VARIABLE ACCOUNT

NATIONWIDE VARIABLE ACCOUNT-II

NATIONWIDE VARIABLE ACCOUNT-6

NATIONWIDE VARIABLE ACCOUNT-7

NATIONWIDE VARIABLE ACCOUNT-8

NATIONWIDE VARIABLE ACCOUNT-9

NATIONWIDE VARIABLE ACCOUNT-10

NATIONWIDE VARIABLE ACCOUNT-14

NATIONWIDE MULTI-FLEX VARIABLE ACCOUNT

NATIONWIDE VLI SEPARATE ACCOUNT-2

NATIONWIDE VLI SEPARATE ACCOUNT-3

NATIONWIDE VLI SEPARATE ACCOUNT-4

NATIONWIDE VLI SEPARATE ACCOUNT-7

/s/JAMIE RUFF CASTO
Name: Jamie Ruff Casto
Title: Managing Counsel

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY has authorized this Application to be duly signed on its behalf, and on behalf of its Separate Accounts, in the State of Ohio on the 2nd day of April, 2009.
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

NATIONWIDE VA SEPARATE ACCOUNT-B

NATIONWIDE VL SEPARATE ACCOUNT-G

/s/JAMIE RUFF CASTO
Name: Jamie Ruff Casto
Title: Managing Counsel

NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA has authorized this Application to be duly signed on its behalf, and on behalf of its Separate Accounts, in the State of Ohio on the 2nd day of April, 2009.

NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA

NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1

    /s/JAMIE RUFF CASTO
Name: Jamie Ruff Casto
Title: Managing Counsel

NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA has authorized this Application to be duly signed on its behalf, and on behalf of its Separate Accounts, in the State of Ohio on the 2nd day of April, 2009.

NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA

NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A

    /s/JAMIE RUFF CASTO
Name: Jamie Ruff Casto
Title: Managing Counsel

NATIONWIDE VARIABLE INSURANCE TRUST has authorized the Application to be duly signed on its behalf, in the State of Pennsylvania on this 2nd day of April, 2009.
NATIONWIDE VARIABLE INSURANCE TRUST

    /s/ERIC E. MILLER
Name: Eric E. Miller
Title: Secretary

Exhibit List
Exhibit A: Resolutions/Certifications and Statements of Authority

(1)	Nationwide Life Insurance Company – Attached hereto.

(2)	Separate Accounts of Nationwide Life Insurance Company – Attached hereto.

(3)	Nationwide Life and Annuity Insurance Company – Attached hereto.

(4)	Separate Accounts of Nationwide Life and Annuity Insurance Company – Attached hereto.

(5)	Power of Attorney for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company – Attached hereto.

(6)	Nationwide Life Insurance Company of America – Attached hereto.

(7)	Separate Accounts of Nationwide Life Insurance Company of America – Attached hereto.

(8)	Nationwide Life and Annuity Company of America – Attached hereto.

(9)	Separate Accounts of Nationwide Life and Annuity Company of America – Attached hereto.

(10)	Power of Attorney for Nationwide Life Insurance Company of America and Nationwide Life and Annuity Company of America – Attached hereto.

(11)	Nationwide Variable Insurance Trust: Certification of Secretary - Attached hereto.

(12)	Power of Attorney for Nationwide Variable Insurance Trust – Attached hereto.

Exhibit B: Verifications

(1)	Nationwide Life Insurance Company and Separate Accounts of Nationwide Life Insurance Company – Attached hereto.

(2)	Nationwide Life and Annuity Insurance Company and Separate Account of Nationwide Life and Annuity Insurance Company – Attached hereto.

(3)	Nationwide Life Insurance Company of America and Separate Account of Nationwide Life Insurance Company of America – Attached hereto.

(4)	Nationwide Life and Annuity Company of America and Separate Accounts of Nationwide Life and Annuity Company of America – Attached hereto.

(5)	Nationwide Variable Insurance Trust – Attached hereto.